CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
Floating Rate Senior Notes due 2021	$500,000,000	100%	$500,000,000	$62,250.00
4.150% Senior Notes due 2024	$750,000,000	99.805%	$748,537,500	$93,192.92
4.700% Senior Notes due 2028	$1,250,000,000	99.889%	$1,248,612,500	$155,452.26

(1)	This filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-219657

Prospectus Supplement
(To Prospectus dated August 3, 2017)

$500,000,000 Floating Rate Senior Notes due 2021
$750,000,000 4.150% Senior Notes due 2024
$1,250,000,000 4.700% Senior Notes due 2028

We are offering $500,000,000 aggregate principal amount of our Floating Rate Senior Notes due 2021, which we refer to in this prospectus supplement as the “floating rate notes,” $750,000,000 aggregate principal amount of our 4.150% Senior Notes due 2024, which we refer to in this prospectus supplement as the “2024 notes” and $1,250,000,000 aggregate principal amount of our 4.700% Senior Notes due 2028, which we refer to in this prospectus supplement as the “2028 notes.” We collectively refer to the floating rate notes, the 2024 notes and the 2028 notes as the “notes.”

The notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis by each of our current and future subsidiaries that guarantee indebtedness under our Credit Agreement (as defined herein) or any other debt of ours or any other guarantor.

The floating rate notes will bear interest at a floating rate equal to the three-month LIBOR (as defined herein) rate plus 1.050% per year; the 2024 notes will bear interest at 4.150% per year; and the 2028 notes will bear interest at 4.700% per year. The interest rate payable on the notes will be subject to adjustment based on certain rating events.

We will pay interest on the floating rate notes on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2018 and on the 2024 notes and the 2028 notes on March 15 and September 15 of each year, beginning on March 15, 2019. The floating rate notes will mature on September 15, 2021; the 2024 notes will mature on March 15, 2024 and the 2028 notes will mature on September 15, 2028. Interest will accrue on the notes from September 14, 2018.

On May 20, 2018, we entered into definitive agreements with General Electric Company (“GE”) and certain of our and GE’s subsidiaries pursuant to which Wabtec and GE’s transportation business, which we refer to in this prospectus supplement as “GE Transportation,” will be combined pursuant to a modified Reverse Morris Trust transaction, preceded by a direct sale by GE of certain assets related to GE Transportation to a subsidiary of ours (the “Direct Sale”) for a cash purchase price of $2.9 billion (the “Direct Sale Purchase Price”). We refer to the pending combination of Wabtec with GE Transportation, including the Distribution (as defined herein), the Merger (as defined herein) and the Direct Sale, pursuant to the GET Transaction Agreements (as defined herein), as the “GET Transactions.”

We intend to use the net proceeds from this offering, together with borrowings under our Credit Agreement and cash on hand, to fund our payment of the Direct Sale Purchase Price, and for the payment of fees and expenses related to the GET Transactions as described under the heading “Use of Proceeds.”

We may redeem notes of any series in whole or in part at any time at the applicable redemption prices and at the times indicated for each series set forth under “Description of the Notes—Optional Redemption.” We must offer to repurchase the notes of each series upon the occurrence of a change of control triggering event at the price described in this prospectus supplement under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

The GET Transactions have not been completed as of the date of this prospectus supplement, and this offering is not conditioned upon the completion of the GET Transactions. We currently expect the GET Transactions to close in early 2019. If the closing of the GET Transactions has not occurred by 5:00 p.m., New York City time, on August 20, 2019 (the “Special Mandatory Trigger Date”), or the GET Transaction Agreements are terminated, other than in connection with the consummation of the GET Transactions, at any time prior to the Special Mandatory Trigger Date, we will be required to redeem the notes of each series, in whole, at a special mandatory redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of such notes to, but not including, the payment date of such special mandatory redemption. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of holders of the notes. See “Description of the Notes—Special Mandatory Redemption.”

The notes will be our senior unsecured obligations, ranking equally in right of payment with all of our existing and future senior unsecured indebtedness and senior to our future subordinated indebtedness. The notes will be effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing that indebtedness and effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries that do not guarantee the notes. The guarantees of the notes will be the senior unsecured obligations of each guarantor, ranking equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of such guarantor. The guarantees of the notes will be effectively subordinated to existing and future secured indebtedness of such guarantor to the extent of the value of any assets securing that indebtedness and effectively subordinated to the existing and future indebtedness and other liabilities of subsidiaries of such guarantor that do not guarantee the notes.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest in our notes. Investing in our notes involves a high degree of risk. See “Risk Factors” beginning on page S-16 for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Per Floating Rate Note	Total	Per 2024 Note	Total	Per 2028 Note	Total
Public offering price(1)	100.000%	$500,000,000	99.805%	$748,537,500	99.889%	$1,248,612,500
Underwriting discount	0.450%	$2,250,000	0.600%	$4,500,000	0.650%	$8,125,000
Proceeds (before expenses) to Wabtec	99.550%	$497,750,000	99.205%	$744,037,500	99.239%	$1,240,487,500

(1)	Plus accrued interest, if any, from September 14, 2018, if settlement occurs after that date.

The notes will not be listed on any securities exchange or automated quotation system.

The underwriters expect to deliver the notes in book-entry form through The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Banking, S.A./N.V., on or about September 14, 2018.

Neither the Securities and Exchange Commission, or the “SEC,” nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	BofA Merrill Lynch	J.P. Morgan	PNC Capital Markets LLC

Senior Co-Managers

HSBC	TD Securities	BB&T Capital Markets
Citigroup	Credit Agricole CIB	SOCIETE GENERALE
BNP PARIBAS	Citizens Capital Markets	MUFG
Scotiabank	US Bancorp	Wells Fargo Securities

Co-Manager

Huntington Capital Markets

September 12, 2018

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes certain matters relating to us and this offering. The second part, the accompanying prospectus dated August 3, 2017, gives more general information about debt and other securities we may offer from time to time, some of which may not apply to the notes offered by this prospectus supplement. Additional information is incorporated by reference in this prospectus supplement. For information about the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus and in any related free-writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to give you any other information, and we and the underwriters take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates. Our or GE Transportation’s business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in the notes, you should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement, which we have referred you to under “Where You Can Find More Information.” The shelf registration statement described in the accompanying prospectus, including the exhibits thereto, can be read at the SEC web site or at the SEC’s Public Reference Room as described under “Where You Can Find More Information.”

If the information set forth in this prospectus supplement varies in any way from the information set forth in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information set forth in this prospectus supplement varies in any way from the information set forth in a document we have incorporated by reference, you should rely on the information in the more recent document.

Unless indicated otherwise, or the context otherwise requires, references in this document to “Wabtec,” the “Company,” “we,” “us” and “our” are to Westinghouse Air Brake Technologies Corporation and its consolidated subsidiaries, and references to “dollars” and “$” are to United States dollars.

Unless specifically indicated, the information presented in this prospectus supplement does not give effect to the proposed GET Transactions, which are currently expected to close in early 2019. See “Summary—The GET Transactions.”

This prospectus supplement and accompanying prospectus include registered trademarks, trade names and service marks of the Company.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information that we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC’s internet address is http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange, and our reports and other information can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our Internet website is www.wabtec.com. Information contained on our website is not part of, and should not be construed as being incorporated by reference into, this prospectus supplement and the accompanying prospectus.

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Incorporation by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to other documents. Any information we incorporate in this manner is considered part of this prospectus supplement and the accompanying prospectus except to the extent updated and superseded by information contained in this prospectus supplement and the accompanying prospectus. Information that we file with the SEC after the date of this prospectus supplement and until we sell all of the securities covered by this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus.

We incorporate by reference the following documents that we have filed with the SEC and any filings that we make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the securities covered by this prospectus supplement, including between the date of this prospectus supplement and the date on which the offering of the securities under this prospectus supplement is terminated, except as noted in the paragraph below:

Our SEC Filings (File No. 33-90866)	Period for or Date of Filing
Annual Report on Form 10-K (except with respect to Items 6, 7 and 8 and the financial statements and supplementary data set forth in Item 15, which were superseded by the financial statements and supplementary data included in the Current Report on Form 8-K filed on September 10, 2018)
Year ended December 31, 2017

Quarterly Reports on Form 10-Q	Quarters ended March 31 and June 30, 2018

Current Reports on Form 8-K	May 17, 2018, May 21, 2018 (solely with respect to Item 8.01), May 24, 2018, June 14, 2018 and September 10, 2018

The portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act	April 4, 2018

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K, including related exhibits under Item 9.01, is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or into this prospectus supplement or the accompanying prospectus.

Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract, agreement or other document referred to in this prospectus supplement or the accompanying prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract, agreement or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract or other document. For a more complete understanding and description of each such contract, agreement or other document, we urge you to read the documents contained in the exhibits to the registration statement of which the accompanying prospectus is a part or the reports incorporated by reference herein, as applicable.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which

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also is incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus and a copy of any or all other contracts, agreements or documents which are referred to in this prospectus supplement or the accompanying prospectus. Requests should be directed to: Westinghouse Air Brake Technologies Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148, Attention: Secretary; telephone number: (412) 825-1000. You also may review a copy of the registration statement and its exhibits at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s internet site.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. In this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, statements that are not reported financial results or other historical information are “forward-looking statements.” Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on our management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipates,” “believes,” “estimates,” “expects,” “would,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” and similar expressions in connection with any discussion of future operating or financial performance.

We cannot guarantee that any forward-looking statements will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Among others, the factors discussed in the “Risk Factors” sections of our Annual Report on Form 10-K for our fiscal year ended December 31, 2017 and any of our subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K could cause actual results to differ from those in forward-looking statements included in or incorporated by reference into this prospectus supplement and the accompanying prospectus or that we otherwise make. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia and South Africa;
•	decline in demand for freight cars, locomotives, passenger transit cars, buses and related products and services;
•	reliance on major original equipment manufacturer customers;
•	original equipment manufacturers’ program delays;
•	demand for services in the freight and passenger rail industry;
•	demand for our products and services;
•	orders either being delayed, canceled, not returning to historical levels, or reduced or any combination of the foregoing;
•	consolidations in the rail industry;
•	continued outsourcing by our customers;

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•	industry demand for faster and more efficient braking equipment;
•	fluctuations in interest rates and foreign currency exchange rates; or
•	availability of credit.

Operating factors

•	supply disruptions;
•	technical difficulties;
•	changes in operating conditions and costs;
•	increases in raw material costs;
•	successful introduction of new products;
•	performance under material long-term contracts;
•	labor relations;
•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental matters, asbestos-related matters, pension liabilities, warranties, product liabilities or intellectual property claims;
•	completion and integration of acquisitions, including the integration of Faiveley Transport S.A. (“Faiveley Transport”); or
•	the development and use of new technology.

Competitive factors

•	the actions of competitors; or
•	the outcome of negotiations with partners, suppliers, customers, or others.

Political/governmental factors

•	political stability in relevant areas of the world;
•	future regulation/deregulation of our customers and/or the rail industry;
•	levels of governmental funding on transit projects, including for some of our customers;
•	political developments and laws and regulations, including those related to Positive Train Control;
•	federal and state income tax legislation; or
•	the outcome of negotiations with governments.

Factors Related to the GET Transactions

•	unexpected costs, charges or expenses resulting from the GET Transactions;
•	uncertainty of our expected financial performance following completion of the GET Transactions;
•	failure to realize the anticipated benefits of the GET Transactions;
•	our ability to implement our business strategy following completion of the GET Transactions;
•	difficulties and delays in achieving revenue and cost synergies following completion of the GET Transactions;
•	inability to retain and hire key personnel following completion of the GET Transactions; or
•	the risk that stockholder litigation in connection with the GET Transactions or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability.

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Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider any forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consider any additional disclosures that we may make on related subjects in future filings with the SEC. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any list of factors to be a complete set of all potential risks or uncertainties.

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SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Before making an investment decision, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, the “Risk Factors” section included in this prospectus supplement and the financial statements and related notes incorporated by reference herein.

Our Company

We are one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. Our highly engineered products enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most locomotives, freight cars, passenger transit cars and buses around the world, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. We are a global company with operations in 31 countries and our products can be found in more than 100 countries throughout the world. As of December 31, 2017, we employed approximately 18,000 employees around the world.

For the year ended December 31, 2017 and the six months ended June 30, 2018, we generated revenue of $3,881.8 million and $2,167.9 million, respectively, and net income attributable to Wabtec shareholders of $262.3 million and $172.8 million, respectively.

Through our subsidiaries, we manufacture a range of products for locomotives, freight cars and passenger transit vehicles. We also build new switcher and commuter locomotives, and provide aftermarket services.

We provide our products and services through two principal business segments, the Transit Segment and the Freight Segment. The acquisition of Faiveley Transport in 2016 significantly strengthened our capabilities and presence in the worldwide transit market.

The Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically regional trains, high speed trains, subway cars, light-rail vehicles and buses; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; builds new commuter locomotives; and refurbishes passenger transit vehicles. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of passenger transit vehicles and buses around the world. Demand in the transit market is primarily driven by general economic conditions, passenger ridership levels, government spending on public transportation, and investment in new rolling stock. The addition of Faiveley Transport’s key products strengthened our presence in the following areas: high-speed braking and door systems; heating, ventilation and air conditioning systems; pantographs and power collection; information systems; platform screen doors and gates; couplers; and aftermarket services, maintenance and spare parts. Geographically, Faiveley Transport significantly strengthened our presence in the European and Asia Pacific transit markets.

The Freight Segment primarily manufactures and services components for new and existing locomotives and freight cars; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; overhauls locomotives; and provides heat exchangers and cooling systems for rail and other industrial markets. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities. Demand is primarily driven by general economic conditions and industrial activity; traffic volumes, as measured by freight carloadings; investment in new technologies; and deliveries of new locomotives and freight cars.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148-0001. Our telephone number is (412) 825-1000. Our Internet address is www.wabtec.com. Information on, or accessible through, our website is not part of or incorporated by reference into this prospectus.

The GE Transportation Business

GE Transportation is a carve-out business of GE. GE Transportation is a leading global provider of products and solutions to transportation, logistics and other industrial markets. GE Transportation designs, engineers and manufactures diesel-electric locomotives, supplies associated aftermarket parts and services and provides digital solutions. GE Transportation’s culture of innovation and differentiated aftermarket solutions has allowed it to build a leading global installed base of diesel-electric locomotives, significant contracted services backlog and longstanding customer relationships. GE Transportation’s products and services are important to its customers’ operating and financial success and help enable them to operate with reliability and efficiency. Leveraging its engineering history and heritage in diesel-electric locomotives, GE Transportation has continued to expand its technologies into new products, end markets and logistics applications. For example, GE Transportation uses its core locomotive manufacturing competencies to produce electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications. GE Transportation has also used its engineering and software capabilities to build a digital business that delivers significant benefits across the transportation, logistics and mining landscape. As of December 31, 2017, GE Transportation employed approximately 8,500 employees worldwide and had sales in more than 50 countries.

For the year ended December 31, 2017 and the six-months ended June 30, 2018, GE Transportation generated revenue of $3,930.3 million and $1,773.9 million, respectively, and net earnings attributable to GE of $373.8 million and $168.2 million, respectively.

GE Transportation is comprised of three business segments, Equipment, Services and Digital.

GE Transportation’s Equipment segment is the largest global manufacturer of diesel-electric locomotives for freight railroads. The Equipment segment produces mission-critical products and solutions that help railroads reduce operating costs, decrease fuel use, minimize downtime and comply with emissions standards. In addition to locomotives, GE Transportation’s Equipment segment also produces a range of engines, electric motors and premium propulsion systems used in mining, marine, stationary power and drilling applications.

GE Transportation’s Services segment is responsible for supporting railroads in the operation of their locomotive fleets in an efficient manner throughout their entire lifecycle in terms of safety, availability, reliability and economic performance. The Services segment provides aftermarket parts and services to GE Transportation’s global installed base, including predictive maintenance, regular maintenance, and unscheduled maintenance and overhaul services for locomotives. GE Transportation’s Services segment’s offerings include supply of parts, technical support and locomotive modernizations.

GE Transportation’s Digital segment provides a comprehensive suite of software-enabled solutions designed to improve customer efficiency and productivity in the transportation and mining industries. GE Transportation’s Digital segment combines industry expertise, leading technologies and analytics, and solutions for moving to an integrated suite of connected products. GE Transportation has consistently introduced high value products that have become industry standards. GE Transportation’s Digital segment’s installed base of “Internet of Things” hardware and software, operational systems, and asset performance management systems and analytics positions GE Transportation to support the growing demand for digital solutions in its target markets.

The GET Transactions

On May 20, 2018, we entered into definitive agreements, including (i) the Agreement and Plan of Merger (the “Merger Agreement”) with GE, Transportation Systems Holdings Inc. (“SpinCo”), which is a wholly owned subsidiary of GE, and Wabtec US Rail Holdings, Inc. (“Merger Sub”), which is a wholly owned subsidiary of ours, and (ii) the Separation, Distribution and Sale Agreement (the “Separation Agreement” and, together with the Merger Agreement, the “GET Transaction Agreements”) with GE, SpinCo, and Wabtec US Rail, Inc. (the “Direct Sale Purchaser”), which is a wholly owned subsidiary of ours. Pursuant to the GET Transaction Agreements, we will combine with GE Transportation in a modified Reverse Morris Trust transaction, through the merger of Merger Sub with and into SpinCo (the “Merger”), whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and as our wholly owned subsidiary. Prior to the Merger, GE will distribute shares of SpinCo common stock to GE stockholders in a spin-off or a split-off transaction (the “Distribution”) and, in the Merger, each share of SpinCo common stock will be converted into the right to receive a number of shares of our common stock based on the exchange ratio set forth in the Merger Agreement.

The Merger will be immediately preceded by the Direct Sale for the Direct Sale Purchase Price. Concurrently, Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this Direct Sale.

In this prospectus supplement, we refer to our combination with GE Transportation, including the Direct Sale and the Merger, as the “GET Transactions.”

Upon consummation of the Merger and calculated based on our outstanding common stock immediately prior to the Merger on a fully-diluted, as-converted and as-exercised basis, 50.1% of the outstanding shares of our common stock would be held collectively by GE and pre-Merger holders of GE common stock (with approximately 9.9% of the outstanding shares of our common stock expected to be held by GE) and 49.9% of the outstanding shares of our common stock would be held by pre-Merger Wabtec stockholders. The shares held by GE will be subject to GE’s obligations under agreements in connection with the GET Transactions to sell a number of shares of Wabtec common stock within two years of the date of the Distribution and, subject to limited exceptions, all of the shares of our common stock GE beneficially owns within three years of the closing date of the Merger and prior thereto, to vote all of such shares in the same proportion as all other Wabtec common stock not beneficially owned by GE and its permitted transferees.

Approvals; Conditions; Termination

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the parties must file pre-transaction notifications with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) and observe specified waiting periods before consummating the GET Transactions. We and GE each filed the requisite notification and report forms with the FTC and the DOJ on June 22, 2018. We and GE have each received a request for additional information (“second request”) from the DOJ. The second request is not an uncommon part of the regulatory review process under the HSR Act in respect of large transactions. The effect of the second request is to extend the waiting period imposed by the HSR Act until 30 days after we and GE have substantially complied with their respective request, unless that period is extended voluntarily by both parties or terminated sooner by the DOJ. We and GE will continue to cooperate fully with the DOJ as it reviews the proposed transaction. In addition to the expiration of the waiting period under the HSR Act, the parties have agreed to take, make or obtain all material actions by, consents or approvals of, or in respect of or filings with any governmental authority required to permit the consummation of the Merger, including the governmental authorizations to be sought in Austria, Brazil, Canada, Germany, Kazakhstan, Mexico, Pakistan, Russia, South Africa and Ukraine. The parties have already obtained clearance from Austria and Germany.

We cannot provide any assurances that governmental authorities or private parties will not initiate actions to challenge the GET Transactions before or after they are completed. Any such challenge to the GET Transactions could result in an administrative or court order enjoining the GET Transactions or in restrictions or conditions or changes that could have the effect of delaying completion of the GET Transactions, imposing costs on or limiting the revenues of the combined company following the GET Transactions or otherwise reducing the anticipated benefits of the GET Transactions.

The consummation of the GET Transactions is subject to a number of conditions, including:

•	the approval by our stockholders of the issuance of shares of our common stock in the Merger (the “Share Issuance”);
•	the approval by our stockholders of an amendment to the Wabtec charter to increase the number of authorized shares of common stock from 200 million to 500 million (the “Wabtec Charter Amendment”);

•	the termination or expiration of the applicable waiting period under the HSR Act;
•	the taking, making or obtaining of all material actions by, consents or approvals of, or in respect of or filings with any governmental authority required to permit the GET Transactions;
•	the effectiveness under the Securities Act of (i) SpinCo’s registration statement on such Form(s) as shall be required under applicable SEC rules in connection with the Distribution and (ii) our registration statement on Form S-4 in connection with the Merger, and, in each case, the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;
•	the receipt by us and GE of certain tax opinions;
•	the receipt of the Direct Sale Purchase Price by GE;
•	the completion of the various transaction steps contemplated by the GET Transaction Agreements; and
•	other customary conditions.

The GET Transactions have not been completed as of the date of this prospectus supplement, and this offering is not conditioned upon the completion of the GET Transactions. If the closing of the GET Transactions has not occurred by the Special Mandatory Trigger Date, or the GET Transaction Agreements are terminated, other than in connection with the consummation of the GET Transactions, at any time prior to the Special Mandatory Trigger Date, we will be required to redeem the notes of each series, in whole, at a special mandatory redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of such notes to, but not including, the payment date of such special mandatory redemption. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of holders of the notes. See “Description of the Notes—Special Mandatory Redemption.”

If the Merger has not been consummated by May 20, 2019, and, as of May 15, 2019, the only conditions to the consummation of the Merger that have not been satisfied or waived are the conditions relating to the HSR Act and other material governmental approvals required with respect to the GET Transactions and the absence of any laws or governmental orders prohibiting the GET Transactions relating to the foregoing, the termination date of the Merger Agreement may be extended from May 20, 2019 to August 20, 2019.

We currently expect the GET Transactions to be completed in early 2019. The GET Transactions are, however, subject to the customary closing conditions described above, and we cannot guarantee that the GET Transactions will be completed on or about such date, or at all.

Debt Financing

On June 8, 2018, we, Wabtec Coöperatief U.A. and the other borrowers party thereto entered into a credit agreement (the “Credit Agreement”), which includes (i) a $1.2 billion unsecured revolving credit facility, or the “Revolving Credit Facility,” (ii) a $350.0 million refinancing term loan, or the “Refinancing Term Loan,” and (iii) a $400.0 million delayed draw term loan, or the “Delayed Draw Term Loan.” We also obtained commitments, or the “Bridge Commitments,” in respect of a bridge loan facility, or the “Bridge Loan Facility,” in an amount not to exceed $2.5 billion. The Bridge Commitments will be reduced by any alternative financing, including the notes, that we arrange prior to the Direct Sale, subject to customary exceptions.

We intend to use the net proceeds from this offering, together with borrowings under our Credit Agreement and cash on hand, to fund our payment of the Direct Sale Purchase Price and for the payment of fees and expenses related to the GET Transactions, as described under “Use of Proceeds.”

The Offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement.

Issuer
Westinghouse Air Brake Technologies Corporation.
Securities Offered
$500 million aggregate principal amount of Floating Rate Senior Notes due 2021.

$750 million aggregate principal amount of 4.150% Senior Notes due 2024.

$1,250 million aggregate principal amount of 4.700% Senior Notes due 2028.

Maturity Date
The floating rate notes will mature on September 15, 2021.

The 2024 notes will mature on March 15, 2024.

The 2028 notes will mature on September 15, 2028.

Interest Rate
The floating rate notes will bear interest at a floating rate equal to the three-month London Interbank Offered Rate (“LIBOR”) plus 1.050% per year. Interest on the floating rate notes will be reset quarterly on each interest payment date. Interest on the floating rate notes will not be less than zero. See “Description of the Notes—Interest on the Notes.”

The 2024 notes will bear interest at 4.150% per year.

The 2028 notes will bear interest at 4.700% per year.

Interest Rate Adjustment
The interest rate payable on the notes will be subject to adjustment based on certain rating events. See “Description of the Notes—Interest Rate Adjustment.”
Interest Payment Dates
We will pay interest on the floating rate notes on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2018 and on the 2024 notes and the 2028 notes on March 15 and September 15 of each year, beginning on March 15, 2019.
Guarantees
All payments with respect to the notes (including principal and interest) will be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis by each of our current and future subsidiaries that is a guarantor under our Credit Agreement or any other debt of ours or any other guarantor.
Optional Redemption
Floating rate notes: At any time on or after the first business day that is one year following the date of issuance of the floating rate notes at a redemption price equal to 100% of the principal amount of the floating rate notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

2024 notes: At any time at the greater of par or a make-whole redemption price based on a discount rate of the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest to, but not including, the date of redemption.

2028 notes: At any time at the greater of par or a make-whole redemption price based on a discount rate of the applicable Treasury Rate plus 30 basis points, plus accrued and unpaid interest to, but not including, the date of redemption.

Notwithstanding the foregoing, if (i) the 2024 notes are redeemed on or after February 15, 2024 (the date that is one month prior to their maturity date), the 2024 notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2024 notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption and (ii) the 2028 notes are redeemed on or after June 15, 2028 (the date that is three months prior to their maturity date), the 2028 notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2028 notes to be redeemed, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption. See “Description of the Notes—Optional Redemption.”

Change of Control
Upon the occurrence of a change of control triggering event, we will be required to make an offer to purchase the notes of each series at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”
Special Mandatory Redemption
If the closing of the GET Transactions has not occurred by the Special Mandatory Trigger Date, or the GET Transaction Agreements are terminated, other than in connection with the consummation of the GET Transactions, at any time prior to the Special Mandatory Trigger Date, we will be required to redeem the notes of each series, in whole, at a special mandatory redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of such notes to, but not including, the payment date of such special mandatory redemption. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of holders of the notes. See “Description of the Notes—Special Mandatory Redemption.”

Ranking
The notes will be Wabtec’s senior unsecured obligations and will:
•	rank equally in right of payment to all of Wabtec’s existing and future unsecured and unsubordinated indebtedness;
•	rank senior in right of payment to all of Wabtec’s existing and future indebtedness that is subordinated in right of payment to the notes;
•	be effectively subordinated to all of the Wabtec’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and
•	be effectively subordinated to all of the existing and future indebtedness and other liabilities of the Wabtec’s non-guarantor subsidiaries.

The guarantees will be the applicable guarantor’s senior unsecured obligations and will:

•	rank equally in right of payment to all of such guarantor’s existing and future unsecured and unsubordinated indebtedness;
•	rank senior in right of payment to all of such guarantor’s existing and future indebtedness that is subordinated in right of payment to such guarantor’s guarantee;
•	be effectively subordinated to all of such guarantor’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and
•	be effectively subordinated to all of the existing and future indebtedness and other liabilities of such guarantor’s non-guarantor subsidiaries.
Covenants
We will issue the notes under a senior indenture between us and Wells Fargo Bank, National Association, as trustee. The senior indenture includes covenants that limit:
•	our ability and the ability of our restricted subsidiaries to incur, suffer to exist or guarantee any debt secured by certain liens;

•	our ability and the ability of our restricted subsidiaries to enter into sale and leaseback transactions; and
•	our ability to consolidate with or merge into any other entity or sell all or substantially all of our assets.

These covenants will be subject to a number of important exceptions and qualifications described under “Description of the Notes—Certain Covenants” and “—Merger and Consolidation.”

Form and Denomination
The notes of each series are issuable only in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Additional Notes
We may, without the consent of the holders of the notes, “reopen” any series of notes being offered by this prospectus supplement by issuing additional notes that have the same ranking, interest rate, maturity date and other terms as the notes of such series (except for the issue date, the public offering price and, in some cases, the first interest payment date). These additional notes of a series, together with the notes of such series offered by this prospectus supplement, will constitute a single series of debt securities, provided that, if the additional notes of such series are not fungible with the notes of such series for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.
Absence of Public Market for the Notes
Each series of notes is a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in each series of the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of any trading market for any series of notes. We do not intend to apply for a listing of the notes on any securities exchange or an automated dealer quotation system.
Certain U.S. Federal Income Tax Considerations
Prospective investors are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of the notes. See “Certain U.S. Federal Income Tax Considerations.”
Use of Proceeds
We estimate that our net proceeds from this offering will be approximately $2,478 million, after deducting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering, together with borrowings under our Credit Agreement and cash on hand, to fund our payment of the Direct Sale Purchase Price and for the payment of fees and expenses related to the GET Transactions. See “Use of Proceeds.”

Risk Factors
In evaluating an investment in the notes, prospective investors should carefully consider, along with the other information in this prospectus supplement, the specific factors set forth under “Risk Factors” for risks involved with an investment in the notes.
Governing Law
New York.
Trustee, Registrar and Paying Agent
Wells Fargo Bank, National Association.

Summary Consolidated Financial Data of Wabtec

The following table presents our summary historical consolidated financial data, which we have derived from the financial statements we have incorporated by reference into this prospectus supplement.

The following data of Wabtec as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, have been derived from our audited consolidated financial statements, which are incorporated by reference herein from our current report on Form 8-K filed with the SEC on September 10, 2018. The following data of Wabtec as of June 30, 2018, and for the six-month periods ended June 30, 2018 and June 30, 2017, have been derived from the unaudited condensed consolidated financial statements of Wabtec, which are incorporated by reference herein from our quarterly report on Form 10-Q filed with the SEC for the six-month period ended June 30, 2018.

The unaudited condensed consolidated financial statements from which we derived the data as of June 30, 2018, and for the six-month periods ended June 30, 2018 and June 30, 2017, were prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations and financial condition as of the date or for the periods presented. The summary historical condensed consolidated financial data presented below for the six-months ended June 30, 2018 is not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date.

This information is only a summary and should be read in conjunction with our financial statements and the notes thereto and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in our quarterly report on Form 10-Q filed with the SEC for the six-month period ended June 30, 2018 and our current report on Form 8-K filed with the SEC on September 10, 2018, which are incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
In thousands, except per share data	2018	2017	2017	2016	2015
Income Statement Data
Net Sales	$2,167,857	$1,848,287	$3,881,756	$2,931,188	$3,307,998
Gross profit	634,848	543,670	1,065,313	924,239	1,047,816
Operating expenses	(380,046)	(315,801)	(644,234)	(467,632)	(438,962)
Income from operations	254,802	227,869	421,079	456,607	608,854
Interest expense, net	(52,204)	(37,422)	(77,884)	(50,298)	(27,254)
Other (expenses) income, net	4,757	5,747	8,868	6,528	3,768
Net income attributable to Wabtec stockholders	$172,782	$145,914	$262,261	$304,887	$398,628
Diluted Earnings per Common Share
Basic
Net income attributable to Wabtec stockholders per share	$1.80	$1.52	$2.74	$3.37	$4.14
Diluted
Net income attributable to Wabtec stockholders per share	$1.79	$1.52	$2.72	$3.34	$4.10
Cash dividends declared per share	$0.24	$0.20	$0.44	$0.36	$0.28
Weighted average shares outstanding
Basic	95,867	95,370	95,453	90,359	96,074
Diluted	96,471	96,071	96,125	91,141	97,006

	As of June 30,	As of December 31,
In thousands	2018	2017	2016
Balance Sheet Data
Total assets	$6,677,606	$6,579,980	$6,581,018
Cash and cash equivalents	245,574	233,401	398,484
Total debt	1,884,921	1,870,528	1,892,776
Total equity	2,874,628	2,828,532	2,976,825
	Six Months Ended June 30,		Year Ended December 31,
In thousands	2018	2017	2017	2016	2015
Cash provided by (used for):
Operating activities	$67,904	$(13,703)	$188,811	$450,530	$450,844
Investing activities	(69,100)	(884,629)	(1,033,474)	(232,966)	(177,194)
Financing activities	22,764	41,590	(97,431)	522,971	(251,498)

Summary Consolidated Financial Data of GE Transportation

The following table presents GE Transportation’s summary historical financial data, which we have derived from the financial statements of GE Transportation we have incorporated by reference into this prospectus supplement.

GE Transportation’s historical financial statements have been presented on a “carve-out” basis from GE’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of GE Transportation and include allocations of corporate expenses from GE. These allocations reflect significant assumptions, and the financial statements do not fully reflect what GE Transportation’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of GE Transportation’s future results of operations, financial position or cash flows.

The following data of GE Transportation as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, have been derived from the audited combined financial statements of GE Transportation, which are incorporated by reference herein from our current report on Form 8-K filed with the SEC on September 10, 2018. The following data of GE Transportation as of June 30, 2018, and for the six-month periods ended June 30, 2018 and June 30, 2017, have been derived from the unaudited condensed combined financial statements of GE Transportation, which are incorporated by reference herein from our current report on Form 8-K filed with the SEC on September 10, 2018.

The unaudited condensed combined financial statements from which we derived this data as of June 30, 2018, and for the six-month periods ended June 30, 2018 and June 30, 2017, were prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations and financial condition as of the date or for the periods presented. The summary historical condensed combined financial data presented below for the six-months ended June 30, 2018 is not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date.

This information is only a summary and should be read in conjunction with GE Transportation’s financial statements and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation,” which are incorporated by reference herein. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
In thousands	2018	2017	2017	2016	2015
Income Statement Data
Total revenues	$1,773,888	$1,980,585	$3,930,308	$4,606,591	$5,421,479
Gross profit	486,597	418,019	923,234	1,171,637	1,325,936
Other operating and non-operating expenses(1)	274,287	260,936	(490,835)	(464,120)	(489,037)
Earnings before income taxes	212,310	157,083	432,399	707,517	836,899
Provision for income taxes	(44,084)	(56,984)	(44,303)	(167,428)	(349,275)
Net earnings	168,226	100,099	388,096	540,089	487,624
Less net earnings attributable to noncontrolling interests	4,136	6,811	14,311	6,144	7,547
Net earnings attributable to GE	$164,090	$93,288	$373,785	$533,945	$480,077
(1)	Includes selling, general and administrative expenses, impairment of goodwill, non-operating benefit costs and other (expense) income.

	As of June 30,	As of December 31,
In thousands	2018	2017	2016
Balance Sheet Data
Total assets	$3,839,271	$3,544,573	$3,626,918
Cash and cash equivalents	131,516	105,338	151,151
Total liabilities	2,008,697	1,871,350	2,243,954
Total equity	1,830,574	1,673,223	1,382,964
	Six Months Ended June 30,		Year Ended December 31,
In thousands	2018	2017	2017	2016	2015
Cash provided by (used for):
Operating activities	$76,436	$(34,120)	$322,004	$853,712	$875,234
Investing activities	(68,393)	(143,973)	(200,956)	(168,214)	(225,875)
Financing activities	20,548	229,226	(171,062)	(625,586)	(622,770)

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of the GET Transactions. The following unaudited pro forma condensed combined balance sheet as of June 30, 2018, and the unaudited pro forma condensed combined statement of income for the six months ended June 30, 2018 and the year ended December 31, 2017 (collectively, the “Pro Forma Statements”) have been prepared in compliance with the requirements of Regulation S-X under the Securities Act using accounting policies in accordance with U.S. GAAP.

The Pro Forma Statements should be read in conjunction with the audited consolidated financial statements of Wabtec as of and for the year ended December 31, 2017, Wabtec’s interim financial statements as of and for the six-month period ended June 30, 2018, the audited combined financial statements of GE Transportation as of and for the year ended December 31, 2017 and GE Transportation’s interim financial statements as of and for the six month period ended June 30, 2018, which are, in each case, incorporated by reference in this prospectus supplement. GE Transportation’s historical financial statements incorporated by reference herein have been presented on a “carve-out” basis from GE’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of GE Transportation and include allocations of corporate expenses from GE. These allocations reflect significant assumptions, and the financial statements do not fully reflect what GE Transportation’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of GE Transportation’s future results of operations, financial position or cash flows.

The unaudited Pro Forma Statements give effect to the GET Transactions as if they had occurred on January 1, 2017, for the purposes of the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2018 and the year ended December 31, 2017. The unaudited Pro Forma Statements give effect to the GET Transactions as if they had occurred on June 30, 2018, for the purposes of the unaudited pro forma condensed combined balance sheet.

The Pro Forma Statements are presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or the results which may be obtained in the future. In preparing the Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings or the costs of integration activities that could result from the combination of Wabtec and GE Transportation. Actual amounts recorded upon consummation of the proposed GET Transactions will differ from the Pro Forma Statements, and the differences may be material. See “Where You Can Find More Information.”

Unaudited Pro Forma Condensed Combined Statement of Income Data

The following table presents the unaudited pro forma combined consolidated statement of income data for the six months ended June 30, 2018.

In millions, except per share data (in U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments	Pro Forma Adjustments	Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$2,167.9	$1,101.8	$(91.3)	$(29.2)	$3,149.2
Sales of services	—	672.1	91.3	(58.0)	705.4
Net sales	2,167.9	1,773.9	—	(87.2)	3,854.6
Cost of goods sold	(1,533.0)	(881.3)	153.1	19.6	(2,241.6)
Cost of services sold	—	(406.0)	(73.9)	(3.1)	(483.0)
Gross profit	634.8	486.6	79.2	(70.7)	1,129.9
Income from operations before income taxes	207.4	212.3	—	(161.5)	258.2
Income tax expense	(36.6)	(44.1)	—	36.2	(44.5)
Net income	170.7	168.2	—	(125.3)	213.6
Less: Net income attributable to noncontrolling interest	2.1	(4.1)	—	—	(2.0)
Net income attributable to Wabtec shareholders	$172.8	$164.1	$—	$(125.3)	$211.6

The following table presents the unaudited pro forma combined consolidated statement of income data for the year ended December 31, 2017.

In millions, except per share data (in U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments	Pro Forma Adjustments	Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$3,881.8	$2,546.6	$(196.1)	$(73.8)	$6,158.5
Sales of services	—	1,383.7	196.1	(78.9)	1,500.9
Net sales	3,881.8	3,930.3	—	(152.7)	7,659.4
Cost of goods sold	(2,816.4)	(2,129.7)	319.0	52.5	(4,574.6)
Cost of services sold	—	(877.4)	(149.4)	(4.4)	(1,031.2)
Gross profit	1,065.3	923.2	169.6	(104.6)	2,053.5
Income from operations before income taxes	352.2	432.4	—	(385.9)	398.7
Income tax expense	(89.8)	(44.3)	—	113.8	(20.3)
Net income	262.4	388.1	—	(272.1)	378.4
Less: Net income attributable to noncontrolling interest	—	(14.3)	—	—	(14.3)
Net income attributable to Wabtec shareholders	$262.4	$373.8	$—	$(272.1)	$364.1

Unaudited Pro Forma Condensed Combined Balance Sheet Data

The following table presents the unaudited pro forma combined consolidated balance sheet data as of June 30, 2018.

In millions (in U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments	Pro Forma Adjustments	Pro Forma Combined Wabtec/GE Transportation
Assets
Cash and cash equivalents	$245.6	$131.5	$—	$(127.2)	$249.9
Total assets	6,677.6	3,839.3	—	11,897.5	22,414.4
Liabilities and Shareholders’ Equity
Long-term debt	1,857.8	67.5	—	2,810.7	4,736.0
Total liabilities	3,803.0	2,008.7	—	2,891.4	8,703.1
Total shareholders’ equity	2,857.3	1,785.9	—	9,006.1	13,649.3

RISK FACTORS

You should carefully consider the following factors as well as those described under “Risk Factors” in our Annual Report on Form 10-K for our fiscal year ended December 31, 2017, those included as Exhibit 99.8 to our Current Report on Form 8-K filed with the SEC on September 10, 2018, and any that may be included in our subsequently filed Quarterly or Current Reports filed with the SEC, as well as the other information contained or incorporated by reference in this prospectus supplement before deciding to invest in the notes. Any of these risks or other risks and uncertainties not presently known to us or that we currently deem immaterial could materially adversely affect our business, financial condition, results of operations and cash flow, which could in turn materially adversely affect the price of the notes. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of the notes could decline and you may lose all or part of your investment.

This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described below and elsewhere in this prospectus supplement and the documents incorporated herein by reference. Please see “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to the Notes

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Consequently, our subsidiaries may not be able or permitted to pay dividends or otherwise make distributions to enable us to make payments in respect of our indebtedness, including the notes. In the event that we do not receive sufficient dividends or distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

In addition, not all of our subsidiaries will guarantee the notes, and holders of the notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of any such non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any non-guarantor subsidiary, holders of that subsidiary’s indebtedness and its trade creditors generally will be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to us.

The notes and the related guarantees will be unsecured and effectively subordinated to our and our guarantors’ existing and future secured indebtedness and structurally subordinated to any existing or future indebtedness and other liabilities of our non-guarantor subsidiaries (including the subsidiaries of the guarantors).

The notes and the related guarantees will be our and each guarantor’s unsecured, unsubordinated obligations, respectively, ranking equally in right of payment to all of our or the applicable guarantor’s respective existing and future unsecured, unsubordinated indebtedness. The notes and the related guarantees will be effectively subordinated to all of our and each guarantor’s respective existing and future secured indebtedness to the extent of the respective value of the assets securing such indebtedness and will be structurally subordinated to all of the existing and future indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries. The indenture governing the notes and the related guarantees will permit us and our subsidiaries to incur certain secured debt. If we or any of the guarantors incur any secured debt, the assets securing such debt will be subject to prior claims by secured creditors. In the event of our or any of the guarantors’ bankruptcy, liquidation, reorganization or other winding up, any assets of such entity that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our or the applicable guarantor’s remaining assets, as the case may be, ratably with all of such entity’s unsecured, unsubordinated creditors, including trade creditors.

In addition, if we or any guarantor incurs any additional debt that ranks equally with the notes or the related guarantees, respectively, the holders of that debt will be entitled to share ratably with holders of notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us or the applicable guarantor. This may have the effect of reducing the amount of proceeds paid to holders of notes.

The indenture does not restrict the amount of additional unsecured debt that we may incur.

The notes and the indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.

We may redeem notes of any series at our option, which may adversely affect your return.

As described under “Description of the Notes—Optional Redemption,” we have the right to redeem the notes of any series in whole or in part at any time at the applicable redemption prices and at the times indicated for each series. We may choose to exercise this redemption right when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes that are redeemed.

Some significant transactions may not constitute a change of control triggering event for purposes of the notes, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a change of control triggering event as described under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event,” we will be required to offer to repurchase the notes of each series. However, the change of control triggering event provisions will not afford protection to holders of notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring or acquisition initiated by us will generally not constitute a change of control triggering event requiring us to repurchase the notes. In the event of any such transaction, we will not be required to offer to repurchase the notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or credit ratings, thereby adversely affecting the holders of notes, including by decreasing the trading prices for the notes.

You may not be able to determine when a change of control triggering event has occurred, and we may not be required to offer to repurchase the notes as a result of a change in the composition of the directors on our board.

Unless we have exercised our right to redeem the notes, a change of control triggering event, as defined in the indenture governing the notes, will require us to make an offer to repurchase all outstanding notes of each series. The definition of change of control includes a phrase relating to the sale, lease or transfer or conveyance of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law.

In addition, a Delaware Chancery Court decision found that, for purposes of agreements such as the indenture, the circumstances in which a board of directors of a Delaware corporation would be permitted not to approve a dissident slate of directors as “continuing directors” are significantly limited. In the event of any such significant change in the composition of our board where the board has approved the new directors as “continuing directors” for purposes of the indenture, we may not be required to offer to repurchase the notes as a result of the board composition change. The same court also observed that certain provisions in indentures, such as “continuing director” provisions, could function to entrench an incumbent board of directors and therefore raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, we would not be required to offer to repurchase your notes as a result of a change of control resulting from a change in the composition of our board. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

We may not be able to repurchase the notes upon a change of control triggering event.

Upon a change of control triggering event as defined in the indenture governing the notes, we will be required to make an offer to repurchase all outstanding notes of each series at 101% of their principal amount, plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control repurchase offer. A failure to make the change of control repurchase offer or to pay the change of control repurchase price when due would result in a default under the indenture governing the notes. The occurrence of a change of control also would constitute an event of default under our Credit Agreement and may constitute an event of default under the terms of the agreements governing our other indebtedness or require us to offer to repurchase such other indebtedness. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

If the GET Transactions have not been completed on or prior to the Special Mandatory Trigger Date or the GET Transaction Agreements are terminated, other than in connection with the consummation of the GET Transactions, on or prior to the Special Mandatory Trigger Date, we will be required to redeem the notes.

We may not be able to complete the GET Transactions within the time frame specified under “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. Our ability to complete the GET Transactions is subject to a number of conditions, as described under “Summary—The GET Transactions—Approvals; Conditions; Termination,” which may not be satisfied. There is no guarantee that the GET Transactions will be completed.

If the closing of the GET Transactions has not occurred by the Special Mandatory Trigger Date, or the GET Transaction Agreements are terminated, other than in connection with the consummation of the GET Transactions, at any time prior to the Special Mandatory Trigger Date, we will be required to redeem the notes of each series, in whole, at a special mandatory redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of such notes to, but not including, the payment date of such special mandatory redemption. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of holders of the notes. See “Description of the Notes—Special Mandatory Redemption.”

We are not obligated to place the net proceeds of this offering into escrow pending the completion of the GET Transactions or to provide holders of the notes any security interest in the proceeds, and consequently, the net proceeds may not be available in the event the special mandatory redemption is triggered and may be at greater risk of loss than if they were placed into escrow.

Pending application of the net proceeds of this offering toward the Direct Sale Purchase Price and the payment of fees and expenses related to the GET Transactions, as described under “Use of Proceeds,” we will hold the net proceeds as cash and cash equivalents (which may include investments in highly liquid, short term investment instruments). We are not required to, and do not expect to, deposit the net proceeds into an escrow account with financial or trust institutions or to grant any security interest in the net proceeds to the holders of the notes or our indenture trustee. As a result, the net proceeds may be subject to a greater risk of loss than if they were deposited into escrow, which may jeopardize our ability to fund the special mandatory redemption of the notes, if triggered.

In the event of a special mandatory redemption, you may not obtain your expected return on such notes.

If we redeem the notes pursuant to the special mandatory redemption provisions, you may not obtain your expected return on such notes and may not be able to reinvest the proceeds from such special mandatory redemption in an investment that results in a comparable return. In addition, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes may not reflect the financial results of our business or macroeconomic factors. You will have no rights under the special mandatory redemption provisions if the GET Transactions are completed, nor will you have any right to require us to repurchase your notes if, between the closing of this offering and the completion of the GET Transactions, we experience any changes (including any material adverse changes) in our business or financial condition, or if the terms of the GET Transactions change, including in material respects.

The amount of interest payable on the floating rate notes is set only once per quarter based on the three-month LIBOR rate on the interest determination date, which rate may fluctuate substantially.

In the past, the level of the three-month LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month LIBOR rate is not an indication that the three-month LIBOR rate is more or less likely to increase or decrease at any time, and you should not take the historical levels of the three-month LIBOR rate as an indication of its future performance. Additionally, although the actual three-month LIBOR rate on an interest payment date or at other times during an interest period may be higher than the three-month LIBOR rate on the applicable interest determination date, the only relevant date for purposes of determining the interest payable on the floating rate notes is the three-month LIBOR rate as of the interest determination date for such interest period. Changes in the three-month LIBOR rates between interest determination dates will not affect the interest payable on the floating rate notes. As a result, changes in the three-month LIBOR rate may not result in a comparable change in the market value of the floating rate notes.

Uncertainty relating to the calculation of LIBOR and other reference rates and their potential discontinuance may materially adversely affect the value of the floating rate notes.

National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices which are deemed to be “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Notwithstanding the foregoing, it appears highly likely that LIBOR will be discontinued or modified by 2021.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or floating rate debt securities, including the floating rate notes. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may materially adversely affect the trading market for securities linked to such benchmarks, including the notes. Furthermore, the use of alternative reference rates or other reforms could cause the interest rate calculated for the floating rate notes to be materially different than expected.

If we or the calculation agent determines that LIBOR has been permanently discontinued, the calculation agent will use, as directed by us, an alternative reference rate for LIBOR as described in “Description of the Notes — Interest on the Notes,” the calculation agent may, after consultation with us, make certain adjustments to such rate, including applying a spread thereon or with respect to the business day convention, interest determination dates and related provisions and definitions, to make such alternative reference rate comparable to LIBOR, in a manner that is consistent with industry-accepted practices for such alternative reference rate. See “Description of the Notes — Interest on the Notes.”

The notes do not contain restrictive financial covenants, and we may incur substantially more debt or take other actions which may affect our ability to satisfy our obligations under the notes.

Other than as described in this prospectus supplement under “Description of the Notes—Certain Covenants” and “—Merger and Consolidation,” the notes are not subject to any restrictive covenants, and we are not restricted from paying dividends or issuing or repurchasing our securities. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due, and require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures.

If the guarantees of the notes are deemed fraudulent conveyances or preferential transfers, a court may subordinate or void them.

If, under relevant federal and state fraudulent transfer and conveyance statutes, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of our company, a court were to find that, at the time any guarantor incurred a guarantee:

•	the guarantor did so with the intent of hindering, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for incurring the guarantee; and
•	the guarantor:
•	was insolvent or was rendered insolvent by reason of the incurrence of the indebtedness constituting the guarantee;
•	was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;
•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured; or
•	was a defendant in an action for money damages, or had a judgment for money damages entered against it if, in either case, after final judgment the judgment is unsatisfied;

the court could void or subordinate the applicable guarantee to currently existing and future indebtedness of the guarantor, and take other action detrimental to the holders of the notes including, under certain circumstances, invalidating the applicable guarantee.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding. Generally, however, a guarantor would be considered insolvent if, at the time such guarantor incurs the indebtedness constituting the guarantee either:

•	the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation; or
•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

We cannot give you any assurance as to what standards a court would use to determine whether a guarantor was solvent at the relevant time or, regardless what standard was used, whether the applicable guarantee would not be avoided on another of the grounds described above.

The guarantees of the notes by the guarantors may be released upon the occurrence of certain events.

Each subsidiary of ours that provides, or will provide, a guarantee of the notes will be automatically and unconditionally released from such guarantee upon the occurrence of certain events, including the following:

•	in connection with any sale or other disposition of all or substantially all of the assets of that guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) Wabtec or any of its subsidiaries;

•	in connection with any sale or other disposition of all of the capital stock of that guarantor to a person that is not (either before or after giving effect to such transaction) Wabtec or any of its subsidiaries;
•	upon defeasance or satisfaction and discharge of the notes as provided under “Description of Notes—Satisfaction and Discharge; Defeasance and Covenant Defeasance”; or
•	at such time as that guarantor ceases to guarantee debt of Wabtec or any of the guarantors, other than any such debt for which that guarantor’s guarantee will be released concurrently with the release of the guarantor’s guarantee of the notes, provided that such cessation does not result from payment under such guarantee.

If any such guarantee is released, no holder of the notes will have a claim as a creditor against the applicable subsidiary, and the indebtedness and other liabilities of such subsidiary will be structurally senior to the claim of any holders of the notes. See “Description of the Notes — Guarantees.”

There may be no active trading market for the notes.

Each series of notes is a new issue of securities with no established trading market. Accordingly, any or all of the following may occur:

•	no liquid market for the notes of such series may develop;
•	you may be unable to sell your notes; or
•	the price at which you may be able to sell your notes may be lower than their principal amount or purchase price.

If a public market were to exist for a series of notes, the notes of such series could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to apply for a listing of the notes on any securities exchange or for quotation on any automated dealer quotation system.

Although we have been advised by the underwriters that they intend to make a market in each series of the notes, they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of any trading market for any series of notes.

Future funding requirements may affect our business.

New sources of capital may be needed to meet the funding requirements of future investments in operating assets or other acquisitions, fund our ongoing business activities and pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future prices as well as our operational performance, cash flow and debt position, among other factors. We may determine that it may be necessary or preferable to issue additional debt or other securities, defer projects or sell assets. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to us. In the event of lower prices, unanticipated operating or financial challenges, or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities, and retire or service our outstanding debt could be significantly constrained.

Our credit ratings may not reflect all risks of your investment in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential risks related to the market or other factors that influence the market value of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

Any downgrade in our credit ratings could limit our ability to obtain future financing, increase our borrowing costs and adversely affect the market price of our existing securities, including the notes, or otherwise impair our business, financial condition and results of operations.

There can be no assurance that any rating assigned to us or any of our securities, including the notes, will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, circumstances so warrant. Following the announcement of the GET Transactions, one of the rating agencies placed our credit ratings under review for a possible downgrade. A downgrade of our credit ratings could adversely affect the market price of our securities, including the notes, adversely affect our existing financing, limit our access to the capital or credit markets or otherwise adversely affect the availability of other new financing on favorable terms, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our cost of borrowing, or impair our business, financial condition and results of operations.

Current global financial conditions could adversely affect the availability of new financing and our operations.

Current global financial conditions have been characterized by increased market volatility. Continued volatility in the capital and credit markets, which impacts interest rates, currency exchange rates, and the availability of credit, could adversely affect our ability to obtain equity or debt financing in the future on terms favorable to us or have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the GET Transactions

The GET Transactions may not be completed on the terms or timeline currently contemplated, or at all, as we and GE may be unable to satisfy the conditions or obtain the approvals required to complete the GET Transactions or such approvals may contain material restrictions or conditions.

The consummation of the GET Transactions is subject to numerous conditions, including, among other things:

•	the approval by our stockholders of the Share Issuance;
•	the approval by our stockholders of the Wabtec Charter Amendment;
•	the termination or expiration of the applicable waiting period under the HSR Act;
•	the taking, making or obtaining of all material actions by, consents or approvals of, or in respect of or filings with any governmental authority required to permit the GET Transactions;
•	the effectiveness under the Securities Act of (i) SpinCo’s registration statement on such Form(s) as shall be required under applicable SEC rules in connection with the Distribution and (ii) our registration statement on Form S-4 in connection with the Merger, and, in each case, the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;
•	the receipt by us and GE of certain tax opinions;
•	the receipt of the Direct Sale Purchase Price by GE;
•	the completion of the various transaction steps contemplated by the GET Transaction Agreements; and
•	other customary conditions.

There is no assurance that the GET Transactions will be consummated on the terms or timeline currently contemplated, or at all. We and GE have and will continue to expend time and resources of management and to incur legal, advisory and financial services fees related to the GET Transactions and the related financing for the GET Transactions. These expenses must be paid regardless of whether the GET Transactions is consummated.

Governmental authorities may not approve the GET Transactions, may impose conditions to the approval of the GET Transactions or may require changes to the terms of the GET Transactions. Any such conditions or changes could have the effect of delaying completion of the GET Transactions, imposing costs on or limiting the revenues of the combined company following the GET Transactions or otherwise reducing the anticipated benefits of the GET Transactions. Any condition or change which results in a material adverse effect on us and/or GE under the Merger Agreement may cause us and/or GE to restructure or terminate the GET Transactions.

We expect the net proceeds from the sale of the notes will be an amount that will equal or exceed the amount of Bridge Commitments, and, accordingly, we anticipate that we will not need to borrow any funds under the Bridge Loan Facility. However, if we do not receive the net proceeds from the sale of the notes in an amount sufficient to match the Bridge Commitments, then we will need to draw on the Bridge Loan Facility in an amount equal to such shortfall, or arrange alternative financing in order to complete the GET Transactions. Although the Bridge Commitments have been obtained from various lenders, the obligations of the lenders to fund the Bridge Loan Facility are subject to the satisfaction or waiver of customary conditions, including, among others, the absence of any “material adverse effect,” as the term is described in the Merger Agreement. Accordingly, there can be no assurance that these conditions will be satisfied or, if not satisfied, waived by the lenders. If there is a shortfall in the net proceeds from the sale of the notes, and the conditions to the lenders’ obligations under the Bridge Loan Facility are not satisfied or waived, and we are not able to obtain alternative financing on commercially reasonable terms, then we may not be able to consummate the GET Transactions or even if we are able to complete the GET Transactions, we may experience a material adverse effect on our business, liquidity, financial condition and results of operations.

If completed, the integration of us and GE Transportation may not be successful or the anticipated benefits from the GET Transactions may not be realized.

After the consummation of the GET Transactions, we will have significantly more sales, assets and employees than we did prior to the consummation of the GET Transactions. During the period in which transition services are provided to us by GE, SpinCo will have a continued dependence on the provision of services from GE, including with respect to research and development and information technology infrastructure. The integration process will require us to expend capital and significantly expand the scope of our operations. Our management will be required to devote a significant amount of time and attention to the process of integrating the operations of our business and GE Transportation. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include, but are not limited to:

•	integrating GE Transportation while carrying on the ongoing operations of our business;
•	managing a significantly larger company than before the consummation of the GET Transactions;
•	the possibility of faulty assumptions underlying our expectations regarding the integration process;
•	coordinating a greater number of diverse businesses located in a greater number of geographic locations;
•	operating in geographic markets or industry sectors in which we may have little or no experience;
•	complying with laws of new jurisdictions in which we have not previously operated;
•	integrating business systems and models;
•	attracting and retaining the necessary personnel associated with GE Transportation following the consummation of the GET Transactions;
•	creating and implementing uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters; and
•	integrating information technology, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems, and meeting external reporting requirements following the consummation of the GET Transactions.

All of the risks associated with the integration process could be exacerbated by the fact that we may not have a sufficient number of employees with the requisite expertise to integrate the businesses or to operate our business after the GET Transactions. Failure to hire or retain employees with the requisite skills and knowledge to run Wabtec after the GET Transactions may have a material adverse effect on our business, financial condition and results of operations.

Even if we are able to combine the two business operations successfully, it may not be possible to realize the benefits of the increased sales volume and other benefits, including the synergies that are expected to result from the GET Transactions, or realize these benefits within the time frame that is anticipated. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the GET Transactions may be offset by costs incurred or delays in integrating the companies. In addition, the quantification of synergies expected to result from the GET Transactions is based on significant estimates and assumptions that are subjective in nature and inherently uncertain. The amount of synergies actually realized following the GET Transactions, if any, and the time periods in which any such synergies are realized, could differ materially from the expected synergies discussed in this prospectus supplement, regardless of whether we are able to combine the two business operations successfully.

If we are unable to successfully integrate GE Transportation or if we are unable to realize the anticipated synergies and other benefits of the GET Transactions, there could be a material adverse effect on our business, financial condition and results of operations.

We will incur significant costs related to the GET Transactions that could have a material adverse effect on our liquidity, cash flows and operating results.

We expect to incur significant, one-time costs in connection with the GET Transactions, some of which will be capitalized, including approximately $35.0 million of financing-related fees, approximately $60.0 million of transaction-related costs, including advisory, legal, accounting and other professional fees, and approximately $88.0 million of transition and integration-related costs, a portion of which will be incremental capital spending, which our management believes are necessary to realize the anticipated synergies from the GET Transactions. The incurrence of these costs may have a material adverse effect on our liquidity, cash flows and operating results in the periods in which they are incurred.

We have incurred, and expect to incur, new indebtedness in connection with the GET Transactions, and the degree to which we will be leveraged following completion of the GET Transactions may have a material adverse effect on our business, financial condition or results of operations and cash flows.

We, Wabtec Coöperatief U.A. and the other borrowers party thereto entered into the Credit Agreement on June 8, 2018. We will use the net proceeds from this offering, together with funds available under our Credit Agreement and cash on hand, to fund our payment of the Direct Sale Purchase Price and the payment of fees and expenses related to the GET Transactions. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and react to changes in our industry could be impaired. The lenders who hold such debt also could accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

In addition, we may increase our debt or raise additional capital following the GET Transactions, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms advantageous or acceptable to us, if at all. In addition, the terms of any debt we incur or preferred stock that we issue may impose additional and more stringent restrictions on our operations than those to which we are currently subject or those provided for by the notes. If we are unable to raise additional capital when needed, it could affect our financial condition.

The historical financial information of GE Transportation may not be representative of its results or financial condition if it had been operated independently of GE and, as a result, may not be a reliable indicator of its future results.

GE Transportation is currently operated by GE. Consequently, the financial information of GE Transportation included or incorporated by reference in this prospectus supplement has been derived from the consolidated financial statements and accounting records of GE as if the operations of GE Transportation were conducted independently from GE. The historical results of operations, financial position and cash flows of GE Transportation included or incorporated by reference in this prospectus supplement may not be indicative of what they would have been had GE Transportation actually been an independent stand-alone entity, nor are they necessarily indicative of the future results of operations, financial position and cash flows of GE Transportation. For example, the combined financial statements of GE Transportation include all revenues and costs directly attributable to GE Transportation and an allocation of expenses related to certain GE corporate functions. These expenses have been allocated to GE Transportation based on direct usage or benefit where identifiable, with the remainder allocated pro rata based on an applicable measure of revenues, cost of revenues, headcount, fixed assets, number of transactions or other relevant measures. Although GE Transportation considers these allocations to be a reasonable reflection of the utilization of services or the benefit received, the allocations may not be indicative of the actual expense that would have been incurred had GE Transportation operated as an independent, stand-alone entity, nor are they indicative of GE Transportation’s future expenses.

The unaudited pro forma combined financial information of Wabtec and GE Transportation is not intended to reflect what actual results of operations and financial condition would have been had Wabtec and GE Transportation been a combined company for the periods presented, and therefore these results may not be indicative of our future operating performance.

Because we will acquire GE Transportation only upon completion of the GET Transactions, we have no available historical financial information that consolidates our financial results with GE Transportation. The historical financial statements contained or incorporated by reference in this prospectus supplement consist of the separate financial statements of us and GE Transportation.

The unaudited pro forma condensed combined financial information presented in this prospectus supplement is for illustrative purposes only and is not intended to, and does not purport to, represent what our actual results or financial condition would have been if the GET Transactions had occurred on the relevant date. In addition, such unaudited pro forma condensed combined financial information is based in part on certain assumptions regarding the GET Transactions that we believe are reasonable. These assumptions, however, are only preliminary and will be updated only after the consummation of the GET Transactions. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting, with Wabtec considered the acquirer of GE Transportation. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair values of the tangible and intangible assets and liabilities of GE Transportation. In arriving at the estimated fair values, we considered the preliminary appraisals of independent consultants which were based on a preliminary and limited review of the assets and liabilities related to GE Transportation to be transferred to, or assumed by, Direct Sale Purchaser, SpinCo and the subsidiaries of SpinCo to be transferred in the GET Transactions. Following the Merger, we expect to complete the purchase price allocation after considering the fair value of the assets and liabilities of GE Transportation at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital spending that our management believes are necessary to realize the anticipated synergies from the GET Transactions. Accordingly, the pro forma financial information included in this prospectus supplement does not reflect what our results of operations or operating condition would have been had Wabtec and GE Transportation been a consolidated entity during all periods presented, or what our results of operations and financial condition will be in the future.

We may be unable to provide the same types and level of benefits, services and resources to GE Transportation that historically have been provided by GE, or may be unable to provide them at the same cost.

As part of GE, GE Transportation has been able to receive benefits and services from GE and has been able to benefit from GE’s financial strength and extensive business relationships. After the consummation of the GET Transactions, GE Transportation will be owned by us and no longer will benefit from GE’s resources. While we will enter into agreements under which GE will agree to provide certain transition services and site-related services for a period of time following the consummation of the GET Transactions, it cannot be assured that we will be able to adequately replace those resources or replace them at the same cost. If we are not able to replace the resources provided by GE or is unable to replace them at the same cost or is delayed in replacing the resources provided by GE, our business, financial condition and results of operations may be materially adversely impacted.

Our business, financial condition and results of operations may be adversely affected following the GET Transactions if we cannot negotiate contract terms that are as favorable as those GE has received when we replace certain of GE Transportation’s contracts after the closing of the GET Transactions.

Prior to the consummation of the GET Transactions, certain functions (such as purchasing, accounts payable processing, accounts receivable management, information systems, logistics and distribution) associated with GE Transportation are being performed under GE’s centralized systems and, in some cases, under contracts that also are used for GE’s other businesses and which will not be assigned in whole or in part to GE Transportation. In addition, some other contracts to which GE is a party on behalf of GE Transportation will require consents of third parties to assign them to GE Transportation. There can be no assurance that GE Transportation will be able to negotiate contract terms that are as favorable as those GE received when and if we replace these contracts with our own agreements for similar services, including any contracts that may need to be replaced as a result of a failure to obtain required third-party consents.

Although we believe that we will be able to enter into new agreements for similar services and that we and GE will be able to obtain all material third-party consents required to assign contracts to GE Transportation, it is possible that the failure to enter into new agreements for similar services or to obtain required consents to assign contracts could have a material adverse impact on our business, financial condition and results of operations following the consummation of the GET Transactions.

We may fail to realize anticipated tax benefits of the GET Transactions.

We and GE intend that the Distribution and/or certain related transactions and the Direct Sale will be taxable to GE. Accordingly, we and GE intend that the GET Transactions will enable us to receive an increased tax basis in the assets of GE Transportation and to realize other related tax benefits. However, the tax treatment of the Distribution, the Direct Sale and certain related transactions, and our ability to realize the increased tax basis and other related tax benefits referenced above, are not certain. We and GE are not aware of any authority directly addressing a transaction involving these same facts, and do not intend to obtain any ruling from the IRS, or any opinion of counsel, relating to the availability of the intended tax basis increases and other related tax benefits referenced above.

If the IRS or a court were to successfully assert that the Distribution and certain related transactions are not taxable to GE or that the Direct Sale is not treated as a taxable sale for U.S. federal income tax purposes, we and our subsidiaries (including SpinCo and Direct Sale Purchaser) likely would need to make increased payments for taxes in the future relative to the payments we and our subsidiaries would have made absent such successful assertion. GE is obligated under the Tax Matters Agreement to repay us on account of certain tax benefits related to the GET Transactions that are later disallowed. However, because GE’s repayment obligation is solely in respect of the portion of the tax benefits for which we made payments to GE under the Tax Matters Agreement (and not the entire amount of incremental tax benefits referenced above), GE’s repayment obligation in such case would not fully compensate us and our subsidiaries for the loss of all of the intended tax basis increases and other related tax benefits referenced above.

We may be required to make significant tax-related payments to GE.

Under the Tax Matters Agreement, we have agreed to make certain payments to GE as and when we realize certain tax benefits arising out of the GET Transactions. The exact amount and timing of these payments is not certain, but we and GE expect that the amount of the payments will be significant and that all or a large majority of the amounts paid by us pursuant to this obligation will be paid within several years of the Distribution. The Tax Matters Agreement also obligates us to indemnify GE for certain types of taxes and other related amounts paid by GE or its subsidiaries to the extent such taxes and other amounts arise as a result of certain actions or failures to act, or breaches of the Tax Matters Agreement, by us, SpinCo or our respective subsidiaries, or with respect to the assets of us, SpinCo or our respective subsidiaries. To the extent the Tax Matters Agreement requires us, SpinCo or our respective subsidiaries to make substantial payments to GE or its subsidiaries, such payments could have a material adverse effect on us, including with respect to our financial condition and results of operations.

We and SpinCo are required to abide by potentially significant restrictions which could limit our and SpinCo’s ability to effect certain transactions (such as a merger or other combination) that otherwise could be advantageous.

To preserve the intended tax treatment of the Distribution and related transactions, the Tax Matters Agreement restricts us, SpinCo and our respective subsidiaries from taking certain actions that could affect such tax treatment or increase the tax liability of GE or its affiliates. These restrictions may limit the ability of us, SpinCo and our respective subsidiaries to pursue certain strategic or otherwise beneficial transactions, including certain acquisitions and equity capital market transactions.

Our estimates and judgments related to the acquisition accounting models used to record the purchase price allocation may be inaccurate.

Our management will make significant accounting judgments and estimates for the application of acquisition accounting under GAAP, and the underlying valuation models. Our business, operating results and financial condition could be materially and adversely impacted in future periods if our accounting judgments and estimates related to these models prove to be inaccurate.

We may be required to recognize impairment charges for goodwill and other intangible assets.

We currently estimate that the proposed GET Transactions will add approximately $11,124 million of goodwill and other intangible assets to our consolidated balance sheet. In accordance with GAAP, our management periodically assesses these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may impair goodwill and other intangible assets. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized.

Risks Related to Wabtec, Including GE Transportation, After the GET Transactions

Prolonged unfavorable economic and market conditions could adversely affect our business.

Unfavorable general economic and market conditions in the United States and internationally—particularly in our key end markets—could have a negative impact on our sales and operations. To the extent that these factors result in continued instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected.

We are dependent upon key customers.

We rely on several key customers who represent a significant portion of our business. While we believe our relationships with our customers are generally good, our top customers could choose to reduce or terminate their relationships with us. In addition, many of our customers place orders for products on an as-needed basis and operate in cyclical industries. As a result, customer order levels have varied from period to period in the past and may vary significantly in the future. Such customer orders are dependent upon their markets and customers, and may be subject to delays and cancellations. Furthermore, the average service life of certain products in our end markets has increased in recent years due to innovations in technologies and manufacturing processes, which has also allowed end users to replace parts less often. As a result of our dependence on our key customers, we could experience a material adverse effect on our business, results of operations and financial condition if we lost any one or more of our key customers or if there is a reduction in their demand for our products.

We operate in a highly competitive industry.

We operate in a global, competitive marketplace and face substantial competition from a limited number of established competitors, some of which may have greater financial resources than we have, may have a more extensive low-cost sourcing strategy and presence in low-cost regions than we have or may receive significant governmental support. Price competition is strong and, coupled with the existence of a number of cost conscious customers with significant negotiating power, has historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. If our competitors invest heavily in innovation and develop products that are more efficient or effective than our products, we may not be able to compete effectively. There can be no assurance that competition in one or more of our markets will not adversely affect our business and our results of operations.

We intend to pursue acquisitions, joint ventures and alliances that involve a number of inherent risks, any of which may cause us not to realize anticipated benefits.

One aspect of our business strategy is to selectively pursue acquisitions, joint ventures and alliances that we believe will improve our market position, and provide opportunities to realize operating synergies. These transactions involve inherent risks and uncertainties, any one of which could have a material adverse effect on our business, results of operations and financial condition including:

•	difficulties in achieving identified financial and operating synergies, including the integration of operations, services and products;
•	diversion of management’s attention from other business concerns;
•	the assumption of unknown liabilities; and
•	unanticipated changes in the market conditions, business and economic factors affecting such an acquisition, joint venture or alliance.

We cannot assure that we will be able to consummate any future acquisitions, joint ventures or other business combinations. If we are unable to identify or consummate suitable acquisitions, joint ventures or alliances, we may be unable to fully implement our business strategy, and our business and results of operations may be adversely affected as a result. In addition, our ability to engage in such strategic transactions will be dependent on our ability to raise substantial capital, and we may not be able to raise the funds necessary to implement this strategy on terms satisfactory to us, if at all.

A failure to predict and react to customer demand could adversely affect our business.

If we are unable to accurately forecast demand for our existing products or to react appropriately to changes in demand, we may experience delayed product shipments and customer dissatisfaction. If demand increases significantly from current levels, both us and our suppliers may have difficulty meeting such demand, particularly if such demand increases occur rapidly. Alternatively, we may carry excess inventory if demand for our products decreases below projected levels.

Additionally, we have dedicated significant resources to the development, manufacturing and marketing of new products. Decisions to develop and market new transportation products are typically made without firm indications of customer acceptance. Moreover, by their nature, new products may require alteration of existing business methods or threaten to displace existing equipment in which our customers may have a substantial capital investment. There can be no assurance that any new products that we develop will gain widespread acceptance in the marketplace or that such products will be able to compete successfully with other new products or services that may be introduced by competitors. Furthermore, we may incur additional warranty or other costs as new products are tested and used by customers.

Failure to accurately predict and react to customer demand could have a material adverse effect on our business, results of operations and financial condition.

We may fail to respond adequately or in a timely manner to innovative changes in new technology.

In recent years, the global transportation landscape has been characterized by rapid changes in technology, leading to innovative transportation and logistics concepts that could change the way the railway industry does business. There may be additional innovations impacting the railway industry that we cannot yet foresee. Any failure by us to quickly adapt to and adopt new innovations in products and processes desired by our customers may result in a significant loss of demand for our product and service offerings. In addition, advances in technology may require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments.

A portion of our sales are related to delivering products and services to help our U.S. railroad and transit customers meet the Positive Train Control, or “PTC,” mandate from the U.S. federal government, which requires the use of on-board locomotive computers and software by the end of 2018.

For the fiscal year ended December 31, 2017, we, without giving effect to the GET Transactions, had sales of about $322 million related to train control and signaling, which includes PTC. In 2015, the industry’s PTC deadline was extended by three years through December 31, 2018, which also included the ability of railroads to request an additional two years for compliance with the approval of the Department of Transportation if certain parameters are met. This could change the timing of our revenues and could cause us to reassess the staffing, resources and assets deployed in delivering PTC services.

Our revenues are subject to cyclical variations in the railway and passenger transit markets and changes in government spending.

The railway industry historically has been subject to significant fluctuations due to overall economic conditions, the use of alternate methods of transportation and the levels of government spending on railway projects. In economic downturns, railroads have deferred, and may defer, certain expenditures in order to conserve cash in the short term. Reductions in freight traffic may reduce demand for our replacement products.

The passenger transit railroad industry is also cyclical and is influenced by a variety of factors. New passenger transit car orders vary from year to year and are influenced by a variety of factors, including major replacement programs, the construction or expansion of transit systems by transit authorities and the quality and cost of alternative modes of transportation. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond our control, such projects may be delayed or cancelled, resulting in a potential loss of business for us, including locomotives, transit aftermarket and new transit car orders. There can be no assurance that economic conditions will be favorable or that there will not be significant fluctuations adversely affecting the industry as a whole and, as a result, us.

Our backlog is not necessarily indicative of the level of our future revenues.

Our backlog represents future production and estimated potential revenue attributable to firm contracts with, or written orders from, our customers for delivery in various periods. Instability in the global economy, negative conditions in the global credit markets, volatility in the industries that our products serve, changes in legislative policy, adverse changes in the financial condition of our customers, adverse changes in the availability of raw materials and supplies, or un-remedied contract breaches could possibly lead to contract termination or cancellations of orders in our backlog or request for deferred deliveries of our backlog orders, each of which could adversely affect our cash flows and results of operations.

A growing portion of our sales may be derived from our international operations, which exposes us to certain risks inherent in doing business on an international level.

For the fiscal year ended December 31, 2017, without giving effect to the GET Transactions, approximately 66% of our consolidated net sales were to customers outside of the United States. We intend to continue to expand our international operations, including in emerging markets, in the future.

Our global headquarters for the Transit group is located in France, and we conduct other international operations through a variety of wholly and majority-owned subsidiaries and joint ventures, including in Australia, Austria, Brazil, Canada, China, Czech Republic, France, Germany, India, Italy, Macedonia, Mexico, the Netherlands, Poland, Russia, Spain, South Africa, Turkey, and the United Kingdom. As a result, we are subject to various risks, any one of which could have a material adverse effect on those operations and on our business as a whole, including:

•	lack of complete operating control;
•	lack of local business experience;
•	currency exchange fluctuations and devaluations;
•	restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate income or capital;
•	the complexities of operating within multiple tax jurisdictions;
•	foreign trade restrictions and exchange controls;
•	adverse impacts of international trade policies, such as import quotas, capital controls or tariffs;
•	difficulty enforcing agreements and intellectual property rights;
•	the challenges of complying with complex and changing, laws regulations and policies of foreign governments;
•	the difficulties involved in staffing and managing widespread operations;
•	the potential for nationalization of enterprises;
•	economic, political and social instability; and
•	possible terrorist attacks, conflicts and wars, including those against American interests.

Our exposure to the risks associated with international operations may intensify if our international operations expand in the future.

We may have liability arising from asbestos litigation.

Claims have been filed against us and certain of our affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Most of these claims have been made against our wholly-owned subsidiary, Railroad Friction Products Corporation, or “RFPC,” and are based on a product sold by RFPC prior to the time that we acquired any interest in RFPC.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that have retained the liabilities for the asbestos-containing products at issue. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors or insurers will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with most other pending litigation, cannot be estimated.

We are subject to a variety of laws and regulations, including anti-corruption laws, in various jurisdictions.

We are subject to various laws, rules and regulations administered by authorities in jurisdictions in which we do business, such as the anti-corruption laws of the U.S. Foreign Corrupt Practices Act, the French Law n° 2016-1691 (Sapin II) and the U.K. Bribery Act, relating to our business and our employees. We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Assets Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations. Despite our policies, procedures and compliance programs, our internal controls and compliance systems may not be able to protect us from prohibited acts willfully committed by our employees, agents or business partners that would violate such applicable laws and regulations. Any such improper acts could damage our reputation, subject us to civil or criminal judgments, fines or penalties, and could otherwise disrupt our business, and as a result, could materially adversely impact our business, results of operations and financial condition.

In addition, our manufacturing operations are subject to safety, operations, maintenance and mechanical standards, rules and regulations enforced by various federal and state agencies and industry organizations both domestically and internationally. Our business may be adversely impacted by new rules and regulations or changes to existing rules or regulations, which could require additional maintenance or substantial modification or refurbishment of certain of our products or could make such products obsolete or require them to be phased out prior to their useful lives. We are unable to predict what impact these or other regulatory changes may have, if any, on our business or the industry as a whole. We cannot assure that costs incurred to comply with any new standards or regulations will not be material to our business, results of operations and financial condition.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of increasingly stringent environmental laws and regulations governing discharges to air and water, substances in products, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. We have incurred, and will continue to incur, both operating and capital costs to comply with environmental laws and regulations, including costs associated with the clean-up and investigation of some of our current and former properties and offsite disposal locations. We believe our operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements. Failure to comply with environmental laws and regulations could have significant consequences on our business and results of operations, including the imposition of substantial fines and sanctions for violations, injunctive relief (including requirements that we limit or cease operations at affected facilities), and reputational risk.

In addition, certain of our products are subject to extensive, and increasingly stringent, statutory and regulatory requirements governing, e.g., emissions and noise, including standards imposed by the U.S. Environmental Protection Agency, the European Union and other regulatory agencies around the world. We have made, and will continue to make, significant capital and research expenditures relating to compliance with these standards. The successful development and introduction of new and enhanced products in order to comply with new regulatory requirements are subject to other risks, such as delays in product development, cost over-runs and unanticipated technical and manufacturing difficulties. In addition to these risks, the nature and timing of government implementation and enforcement of these standards—particularly in emerging markets—are unpredictable and subject to change.

Future climate change regulation could result in increased operating costs, affect the demand for our products or affect the ability of our critical suppliers to meet our needs.

We have followed the current debate over climate change and the related policy discussion and prospective legislation. We have reviewed the potential challenges that climate change policy and legislation may pose to us. Any such challenges are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to our industry. At this time, we cannot predict the ultimate impact of climate change and climate change legislation on our operations. Further, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gas could require us to incur increased operating costs, and could have an adverse effect on demand for our products. In addition, the price and availability of certain of the raw materials that we use could vary in the future as a result of environmental laws and regulations affecting our suppliers. An increase in the price of our raw materials or a decline in their availability could adversely affect our operating margins or result in reduced demand for our products.

The occurrence of litigation in which we could be named as a defendant is unpredictable.

From time to time, we are subject to litigation or other commercial disputes and other legal and regulatory proceedings with respect to our business, customers, suppliers, creditors, shareholders, product liability, intellectual property infringement, warranty claims or environmental-related matters. Due to the inherent uncertainties of any litigation, commercial disputes or other legal or regulatory proceedings, we cannot accurately predict their ultimate outcome, including the outcome of any related appeals. We may incur significant expense to defend or otherwise address current or future claims. Any litigation, even a claim without merit, could result in substantial costs and diversion of resources and could have a material adverse effect on our business and results of operations. Although we maintain insurance policies for certain risks, we cannot make assurances that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all.

If we are not able to protect our intellectual property and other proprietary rights, we may be adversely affected.

Our success can be impacted by our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. However, filing, prosecuting and defending patents on our products in all countries and jurisdictions throughout the world would be prohibitively expensive. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages and may be challenged by third parties. The laws of countries other than the United States may be even less protective of intellectual property rights. As a result, a significant portion of our technology is not patented and we may be unable or may not seek to obtain patent protection for this technology. Further, although we routinely conducts anti-counterfeiting activities in multiple jurisdictions, we have encountered counterfeit reproductions of our products or products that otherwise infringe on our intellectual property rights. Counterfeit components of low quality may negatively impact our brand value. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, counterfeiting or misappropriating our intellectual property or otherwise gaining access to our technology. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations and financial condition could be negatively impacted.

In addition, we operate in industries in which there are many third-party owners of intellectual property rights. Owners of intellectual property that we need to conduct our business as it evolves may be unwilling to license such intellectual property rights to us on terms we consider reasonable. Third party intellectual property owners may assert infringement claims against us based on their intellectual property portfolios. If we are sued for intellectual property infringement, we may incur significant expenses investigating and defending such claims, even if we prevail.

We face risks relating to cybersecurity attacks that could cause loss of confidential information and other business disruptions.

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and our business is at risk from and may be impacted by cybersecurity attacks. We rely extensively on computer systems to process transactions and manage our business. In addition, we collect, process and retain sensitive and confidential customer information in the normal course of business. Cybersecurity attacks could include attempts to gain unauthorized access to our data and computer systems. Attacks can be both individual and/or highly organized attempts by very sophisticated hacking organizations. We employ a number of measures to prevent, detect and mitigate these threats, which include employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software in-place and frequent backups; however, there is no guarantee such efforts will be successful in preventing a cyber-attack. A cybersecurity attack could compromise the confidential information of our employees, customers and suppliers, and potentially violate certain domestic and international privacy laws. Furthermore, a cybersecurity attack on our customers and suppliers could compromise our confidential information in the possession of our customers and suppliers. A successful attack could disrupt and otherwise adversely affect our business operations, including through lawsuits by third-parties. In addition, the regulatory environment related to information security and privacy is constantly changing, and compliance with those requirements could result in additional costs.

Our manufacturer’s warranties or product liability may expose us to potentially significant claims.

We warrant the workmanship and materials of many of our products. Accordingly, we are subject to a risk of product liability or warranty claims in the event that the failure of any of our products results in personal injury or death, or does not conform to our customers’ specifications. In addition, in recent years, we have introduced a number of new products for which we do not have a history of warranty experience. Although we currently maintain liability insurance coverage, we cannot assure that product liability claims, if made, would not exceed our insurance coverage limits or that insurance will continue to be available on commercially acceptable terms, if at all. The possibility exists for these types of warranty claims to result in costly product recalls, significant repair costs and damage to our reputation.

Labor shortages and labor disputes may have a material adverse effect on our operations and profitability.

We depend on skilled labor in our manufacturing and other businesses. Due to the competitive nature of the labor markets in which we operate, we may not be able to retain, recruit and train the personnel we require, particularly when the economy expands, production rates are high or competition for such skilled labor increases.

We collectively bargain with labor unions at some of our operations throughout the world. Failure to reach an agreement could result in strikes or other labor protests which could disrupt our operations. Furthermore, non-union employees in certain countries have the right to strike. If we were to experience a strike or work stoppage, it would be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. We cannot assure that we will reach any such agreement or that we will not encounter strikes or other types of conflicts with the labor unions of our personnel.

Any such labor shortages or labor disputes could have an adverse effect on our business, results of operations and financial condition, could cause us to lose revenues and customers and might have permanent effects on our business.

Equipment failures, interruptions, delays in deliveries or extensive damage to our facilities, supply chains, distribution systems or information technology systems, could adversely affect our business.

All of our facilities, equipment, supply chains, distribution systems and information technology systems are subject to the risk of catastrophic loss due to unanticipated events, such as fires, earthquakes, explosions, floods, tornados, hurricanes or weather conditions. An interruption in our manufacturing capabilities, supply chains, distribution systems or information technology systems, whether as a result of such catastrophic loss or any other reason, could reduce, prevent or delay our production and shipment of our product offerings, result in defective products or services, damage customer relationships and our reputation and result in legal exposure and large repair or replacement expenses. This could result in the delay or termination of orders, the loss of future sales and a negative impact to our reputation with our customers.

Third-party insurance coverage that we maintain with respect to such matters will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against losses. Any of these risks coming to fruition could materially adversely affect our business, results of operations and financial condition.

We may be exposed to raw material shortages, supply shortages and fluctuations in raw material, energy and commodity prices.

We purchase energy, steel, aluminum, copper, rubber and rubber-based materials, chemicals, polymers and other key manufacturing inputs from outside sources, and traditionally has not had long-term pricing contracts with our pure raw material suppliers. The costs of these raw materials have been volatile historically and are influenced by factors that are outside our control. If we are unable to pass increases in the costs of our raw materials on to our customers, experience a lag in our ability to pass increases to our customers, or operational efficiencies are not achieved, our operating margins and results of operations may be materially adversely affected.

Our businesses compete globally for key production inputs. In addition, we rely upon third-party suppliers, including certain single-sourced suppliers, for various components for our products. In the event of a shortage or discontinuation of certain raw materials or key inputs, We may experience challenges sourcing certain of our components to meet our production requirements and may not be able to arrange for alternative sources of certain raw materials or key inputs. Any such shortage may materially adversely affect our competitive position versus companies that are able to better or more cheaply source such raw materials or key inputs.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

In the ordinary course of business, we are exposed to increases in interest rates that may adversely affect funding costs associated with variable-rate debt and changes in foreign currency exchange rates. We are subject to currency exchange rate risk to the extent that our costs may be denominated in currencies other than those in which we earn and reports revenues and vice versa. In addition, a decrease in the value of any of these currencies relative to the U.S. dollar could reduce our profits from non-U.S. operations and the translated value of the net assets of our non-U.S. operations when reported in U.S. dollars in our consolidated financial statements. We may seek to minimize these risks through the use of interest rate swap contracts and currency hedging agreements. There can be no assurance that any of these measures will be effective. Material changes in interest or exchange rates could result in material losses to us.

If we lose our senior management or key personnel, our business may be materially and adversely affected.

The success of our business is largely dependent on our senior management team, as well as on our ability to attract and retain other qualified key personnel. It cannot be assured that we will be able to retain all of our current senior management personnel and attract and retain other key personnel necessary for the development of our business. The loss of the services of senior management and other key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, results of operations and financial condition.

We have substantial operations located in India, and we are subject to regulatory, economic, social and political uncertainties in India.

We have extensive operations in India, including a large scale project in which we are constructing a factory in the state of Bihar, which includes a township to house employees. The project also includes construction of two service sheds, in the states of Uttar Pradesh and Gujarat. Our operations in India are inherently risky due to a number of regulatory, economic, social and political uncertainties. For example, in September 2017 several media outlets reported that the Indian government expressed a desire to switch the country’s rail system from diesel to electric locomotives, which would threaten to interfere with the completion of the project and curtail the viability of our ongoing operations in India. While no such actions have been taken to date, any change in policy with respect to India’s rail system could have a material adverse effect on our business.

In addition, the Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting foreign investments in India could change as well, including exposure to possible expropriation, nationalization or other governmental actions.

Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

India’s physical infrastructure is less developed than that of many developed nations. Any congestion or disruption with respect to communication systems or any public facility, including transportation infrastructure, could disrupt our normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of people, goods and supplies, and add costs to doing business in India. These disruptions could interrupt our business operations and significantly harm our results of operations, financial condition and cash flows.

Our indebtedness could adversely affect our financial health.

At June 30, 2018, without giving effect to the GET Transactions or the related financing transactions, we had total debt of $1,884.9 million. We, Wabtec Coöperatief U.A. and the other borrowers party thereto entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. We have also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. The Bridge Commitments will be reduced by any alternative financing (including any other loans or debt securities, including the notes) that we arrange prior to the Direct Sale, subject to customary exceptions. The Credit Agreement is expected to have approximately $812 million of unused availability immediately following consummation of the GET Transactions. On a pro forma basis after giving effect to the GET Transactions and the related financing transactions, at June 30, 2018, we would have had total debt of $4,763 million, consisting of $3,474 million of senior notes (including the notes offered hereby), $1,265 million of borrowings under our Credit Facilities (consisting of $515 million of borrowings under our Revolving Facility, $350 million of borrowings under our Refinancing Term Facility and $400 million of borrowings under our Delayed Draw Term Facility), $11.7 million of borrowings under our schuldschein loan, $9.7 million of other borrowings and $1.9 million of capital lease obligations. Being indebted could have important consequences to us. For example, our indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•	place us at a disadvantage compared to competitors that have less debt; and
•	limit our ability to borrow additional funds.

The restrictive covenants in our existing Credit Agreement and indentures governing our notes contain various covenants that limit our management’s discretion in the operation of our businesses.

The Credit Agreement contains customary representations and warranties by us and our subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. We and our subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on us and our subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds. In addition, we are required to maintain (i) a ratio of EBITDA to interest expense of at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a Leverage Ratio, calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event we complete the Direct Sale and the Merger or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be (x) 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and (y) 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition.

The indenture under which the 2023 notes and 2026 notes were issued contain, and the indenture governing the notes offered hereby will contain, covenants and restrictions which limit among other things, the following: sale and leaseback transactions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The integration of our recently completed acquisitions may not result in anticipated improvements in market position or the realization of anticipated operating synergies or may take longer to realize than expected.

In 2016 and 2017, we completed multiple acquisitions with a combined investment of $1,865 million, which included our acquisition of Faiveley Transport for $1,507 million. Although we believe that the acquisitions will improve our market position and realize positive operating results, including operating synergies, operating expense reductions and overhead cost savings, we cannot be assured that these improvements will be obtained or the timing of such improvements. The management and acquisition of businesses involves substantial risks, any of which may result in a material adverse effect on our business and results of operations, including:

•	the uncertainty that an acquired business will achieve anticipated operating results;
•	significant expenses to integrate;
•	diversion of management’s attention;
•	departure of key personnel from the acquired business;
•	effectively managing entrepreneurial spirit and decision-making;
•	integration of different information systems;
•	unanticipated costs and exposure to unforeseen liabilities; and
•	impairment of assets.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $2,478 million, after deducting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering, together with borrowings under our Credit Agreement and cash on hand, to fund our payment of the Direct Sale Purchase Price and the payment of fees and expenses related to the GET Transactions.

Pending any such uses, we intend to hold the net proceeds in cash and cash equivalents (which may include investments in highly liquid, short term investment instruments).

If the closing of the GET Transactions has not occurred by the Special Mandatory Trigger Date, or the GET Transaction Agreements are terminated, other than in connection with the consummation of the GET Transactions, at any time prior to the Special Mandatory Trigger Date, we will be required to redeem the notes of each series, in whole, at a special mandatory redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of such notes to, but not including, the payment date of such special mandatory redemption. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of holders of the notes. See “Description of the Notes—Special Mandatory Redemption.”

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for the six months ended June 30, 2018 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are as follows:

	Six Months Ended June 30, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	4.15x	4.66x	7.07x	16.89x	13.85x	12.70x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, a portion of rental expenses considered representative of the interest factor and capitalized interest. None of the ratios above give effect to the GET Transactions or the related financing transactions.

CAPITALIZATION

The following table sets forth (a) our cash and cash equivalents and (b) our capitalization as of June 30, 2018:

•	on an actual basis;
•	on an as adjusted basis to give effect to the issuance and sale of notes in this offering (but not the use of proceeds therefrom); and
•	on a pro forma as adjusted basis adjusted to give effect to this offering and anticipated borrowings under our Credit Agreement and the anticipated application of the proceeds therefrom, together with cash on hand, in connection with the payment of the Direct Sale Purchase Price and the payment of fees and expenses related to the GET Transactions as described under the heading “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Statements.”

The consummation of this offering is not conditioned upon completion of the GET Transactions. If the closing of the GET Transactions has not occurred by the Special Mandatory Trigger Date, or the GET Transaction Agreements are terminated, other than in connection with the consummation of the GET Transactions, at any time prior to the Special Mandatory Trigger Date, we will be required to redeem the notes of each series, in whole, at a special mandatory redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of such notes to, but not including, the payment date of such special mandatory redemption. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of holders of the notes. See “Description of the Notes—Special Mandatory Redemption.”

You should read this table in conjunction with our consolidated financial statements, the related notes thereto and other financial information contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, which is incorporated by reference in this prospectus supplement, as well as “Unaudited Pro Forma Condensed Consolidated Financial Information” and the other financial information included or incorporated by reference in this prospectus supplement.

	As of June 30, 2018
(dollars in thousands)	Actual	As Adjusted	Pro Forma as Adjusted
Cash and cash equivalents	$245,574	$2,478,000	$223,574
Total debt (including current portion of long-term debt):
Credit Agreement(1)	865,165	865,165	1,265,165
Schuldschein Loan	11,681	11,681	11,681
4.375% senior notes due 2023(1)	248,695	248,695	248,695
3.450% senior notes due 2026(1)	747,788	747,788	747,788
Floating rate notes due 2021 offered hereby(2)	—	495,600	495,600
4.150% notes due 2024 offered hereby(2)	—	743,400	743,400
4.700% notes due 2028 offered hereby(2)	—	1,239,000	1,239,000
Other Borrowings	9,740	9,740	9,740
Capital Leases	1,852	1,852	1,852
Total debt	1,884,921	4,362,921	4,762,921

	As of June 30, 2018
(dollars in thousands)	Actual	As Adjusted	Pro Forma as Adjusted
Shareholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued	—	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 132,349,534 shares issued and 96,386,379 shares outstanding	1,323	1,323	1,323
Additional paid-in capital	910,350	910,350	910,350
Treasury stock, at cost; 35,963,155 shares	(821,178)	(821,178)	(821,178)
Retained earnings	2,922,986	2,922,986	2,922,986
Accumulated other comprehensive loss	(156,201)	(156,201)	(156,201)
Total Westinghouse Air Brake Technologies Corporation shareholders’ equity	2,857,280	2,857,280	2,857,280
Non-controlling interest	17,348	17,348	17,348
Total equity	2,874,628	2,874,628	2,874,628
Total capitalization	$4,759,549	$7,237,549	$7,637,549
(1)	Net of unamortized debt issuance costs of $3,254 thousand, in the case of the Credit Agreement, $1,305 thousand, in the case of the 4.375% Senior Notes due 2023, and $2,212 thousand, in the case of the 3.450% Senior Notes due 2026.
(2)	Net of unamortized debt issuance costs of $4,400 thousand, in the case of the 2021 notes, $6,600 thousand, in the case of the 2024 notes, and $11,000 thousand, in the case of the 2028 notes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of the GET Transactions.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2018, and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2018 and the year ended December 31, 2017 (collectively, the “Pro Forma Statements”) have been prepared in compliance with the requirements of Regulation S-X under the Securities Act using accounting policies in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information is based on Wabtec’s historical consolidated financial statements and GE Transportation’s historical combined financial statements as adjusted to give effect to the GET Transactions, including the Merger.

Accounting policies used in the preparation of the Pro Forma Statements are based on the audited consolidated financial statements of Wabtec for the year ended December 31, 2017 and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2018. Pro Forma adjustments have been made to GE Transportation’s financial statements to align to Wabtec’s accounting policies. Specifically, GE Transportation adopted Accounting Standards Update (“ASU”) No. 2014-09 “Revenue from Contracts with Customers” using the full retrospective method. Included as a pro forma adjustment in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 is an adjustment to conform GE Transportation’s method of adopting ASC 606 to Wabtec’s method of adoption which was the modified retrospective method.

The GET Transactions have not been consummated. The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that Wabtec management believes are reasonable. The notes to the Pro Forma Statements provide a discussion of how such adjustments were derived and presented in the Pro Forma Statements. Changes in facts and circumstances or discovery of new information may result in revised estimates. As a result, there may be material adjustments to the Pro Forma Statements. See note 7 to the Pro Forma Statements. Certain historical GE Transportation and Wabtec financial statement caption amounts have been reclassified or combined to conform to Wabtec’s presentation and the disclosure requirements of the combined company. See note 6 to the Pro Forma Statements.

The Pro Forma Statements should be read in conjunction with the audited consolidated financial statements of Wabtec as of and for the year ended December 31, 2017, Wabtec’s interim financial statements as of and for the six-month period ended June 30, 2018, the audited combined financial statements of GE Transportation as of and for the year ended December 31, 2017 and GE Transportation’s interim financial statements as of and for the six-month period ended June 30, 2018, which are, in each case, incorporated by reference herein from Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018. GE Transportation’s historical financial statements incorporated by reference herein have been presented on a “carve-out” basis from GE’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of GE Transportation and include allocations of corporate expenses from GE. These allocations reflect significant assumptions, and the financial statements do not fully reflect what GE Transportation’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of GE Transportation’s future results of operations, financial position or cash flows. The note disclosure requirements of annual consolidated financial statements provide additional disclosures to that required for pro forma condensed combined financial information.

The unaudited Pro Forma Statements give effect to the GET Transatctions as if they had occurred on January 1, 2017, for the purposes of the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2018 and the year ended December 31, 2017. The unaudited Pro Forma Statements give effect to the GET Transactions as if they had occurred on June 30, 2018, for the purposes of the unaudited pro forma condensed combined balance sheet. In the opinion of Wabtec’s management, these Pro Forma Statements include all material adjustments necessary to be in accordance with Article 11 of Regulation S-X under the Securities Act.

The Pro Forma Statements are presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or the results which may be obtained in the future. In preparing the Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings or the costs of integration activities that could result from the combination of Wabtec and GE Transportation. Actual amounts recorded upon consummation of the GET Transactions will differ from the Pro Forma Statements, and the differences may be material.

Westinghouse Air Brake Technologies Corporation
Pro Forma Condensed Combined Statements of Income (Unaudited)
For the Six Months Ended June 30, 2018

In millions, except per share data (In U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments (Note 6)	Pro Forma Adjustments	Notes	Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$2,167.9	$1,101.8	$(91.3)	$(29.2)		$3,149.2
Sales of services	—	672.1	91.3	(58.0)	7(a)	705.4
Net sales	2,167.9	1,773.9	—	(87.2)		3,854.6
Cost of goods sold	(1,533.0)	(881.3)	153.1	19.6	7(d)	(2,241.6)
Cost of services sold	—	(406.0)	(73.9)	(3.1)	7(d)	(483.0)
Gross profit	634.8	486.6	79.2	(70.7)		1,129.9

Selling, general and administrative expenses	(318.4)	(264.8)	—	50.5	7(n)	(532.7)
Engineering expenses	(41.4)	—	(56.1)	—		(97.5)
Amortization expense	(20.3)	—	(23.1)	(86.1)	7(e)	(129.5)
Total operating expenses	(380.0)	(264.8)	(79.2)	(35.6)		(759.6)

Income from operations	254.8	221.8	—	(106.3)		370.3

Interest expense, net	(52.2)	—	(10.0)	(55.2)	7(k)	(117.4)
Non-operating benefit costs	—	(5.2)	5.2	—		—
Other (expense) income, net	4.8	(4.4)	4.8	—		5.2
Income from operations before income taxes	207.4	212.3	—	(161.5)		258.2

Income tax expense	(36.6)	(44.1)	—	36.2	7(j)	(44.5)
Net income	170.7	168.2	—	(125.3)		213.6

Less: Net income attributable to noncontrolling interest	2.1	(4.1)	—	—		(2.0)
Net income attributable to Wabtec shareholders	$172.8	$164.1	$—	$(125.3)		$211.6

Earnings Per Common Share
Basic
Net income attributable to Wabtec shareholders	$1.80	—	—	—		$1.09
Diluted
Net income attributable to Wabtec shareholders	$1.79	—	—	—		$1.08

Weighted average shares outstanding
Basic	95.867	—	—	98.480	7(m)	194.347
Diluted	96.471	—	—	98.480		194.951

Westinghouse Air Brake Technologies Corporation
Pro Forma Condensed Combined Statements of Income (Unaudited)
For the Twelve Months Ended December 31, 2017

In millions, except per share data (In U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments (Note 6)	Pro Forma Adjustments	Notes	Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$3,881.8	$2,546.6	$(196.1)	$(73.8)	7(a)	$6,158.5
Sales of services	—	1,383.7	196.1	(78.9)	7(a)	1,500.9
Net sales	3,881.8	3,930.3	—	(152.7)		7,659.4
Cost of goods sold	(2,816.4)	(2,129.7)	319.0	52.5	7(a), 7(d)	(4,574.6)
Cost of services sold	—	(877.4)	(149.4)	(4.4)	7(a), 7(d)	(1,031.2)
Gross profit	1,065.3	923.2	169.6	(104.6)		2,053.5

Selling, general and administrative expenses	(512.6)	(449.7)	15.2	—		(947.1)
Engineering expenses	(95.2)	—	(113.1)	—		(208.3)
Amortization expense	(36.5)	—	(71.7)	(146.6)	7(e)	(254.8)
Total operating expenses	(644.2)	(449.7)	(169.6)	(146.6)		(1,410.1)

Income from operations	421.1	473.5	—	(251.2)		643.4

Interest expense, net	(77.9)	—	(41.2)	(133.7)	7(k)	(252.8)
Non-operating benefit costs	—	(16.9)	16.9	—		—
Other (expense) income, net	8.9	(24.3)	24.3	(1.0)	7(a)	7.9
Income from operations before income taxes	352.2	432.4	—	(385.9)		398.7

Income tax expense	(89.8)	(44.3)	—	113.8	7(j)	(20.3)
Net income	262.4	388.1	—	(272.1)		378.4

Less: Net income attributable to noncontrolling interest	—	(14.3)	—	—		(14.3)
Net income attributable to Wabtec shareholders	$262.4	$373.8	$—	$(272.1)		$364.1

Earnings Per Common Share
Basic
Net income attributable to Wabtec shareholders	$2.74	—	—	—		$1.87
Diluted
Net income attributable to Wabtec shareholders	$2.72	—	—	—		$1.87

Weighted average shares outstanding
Basic	95.453	—	—	98.480	7(m)	193.933
Diluted	96.125	—	—	98.480		194.605

Westinghouse Air Brake Technologies Corporation
Pro Forma Condensed Combined Balance Sheet (Unaudited)
As of June 30, 2018

In millions (In U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustment (Note 6)	Pro Forma Adjustments	Notes	Pro Forma Combined Wabtec/GE Transportation
Assets
Current Assets
Cash and cash equivalents	$245.6	$131.5	$—	$(127.2)	7(b), 7(c), 7(g)	$249.9
Accounts receivable	835.2	207.5	—	(10.4)		1,032.3
Unbilled accounts receivables	378.1	—	581.1	(283.0)	7(a)	676.2
Contract and other deferred assets	—	581.1	(581.1)	—		—
Inventories	863.8	675.2	—	74.0	7(l)	1,613.0
Other current assets	124.3	230.4	—	—		354.7
Total current assets	2,446.9	1,825.7	—	(346.6)		3,926.0
Property, plant and equipment	1,009.2	1,960.7	—	(734.3)	7(d)	2,235.6
Accumulated depreciation	(453.4)	(1,029.0)	—	1,029.0	7(d)	(453.4)
Property, plant and equipment, net	555.8	931.7	—	294.7	7(d)	1,782.2
Other Assets
Goodwill	2,428.6	282.6	—	8,972.3	7(f)	11,683.5
Other intangibles, net	1,174.4	253.6	—	3,346.4	7(e)	4,774.4
Long-term contract and other deferred assets	—	400.9	(400.9)	—		—
Deferred income taxes	—	64.4	(64.4)	—		—
Other noncurrent assets	71.9	80.3	465.3	(369.3)	7(a), 7(h)	248.2
Total other assets	3,674.9	1,081.9	—	11,949.4		16,706.2
Total Assets	$6,677.6	$3,839.3	$—	$11,897.5		$22,414.4
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$615.7	$706.7	$—	$(10.4)		$1,312.0
Customer deposits	390.1	—	619.4	—		1,009.5
Progress collections and other deferred income	—	619.4	(619.4)	—		—
Accrued compensation	163.6	—	122.9	—		286.5
Accrued warranty	137.1	—	23.1	—		160.2
Current portion of long-term debt	27.1	—	—	—		27.1
Other accrued liabilities	272.9	284.2	(146.0)	(29.8)	7(a), 7(i)	381.3
Total current liabilities	1,606.5	1,610.4	—	(40.2)		3,176.7
Long-term debt	1,857.8	67.5	—	2,810.7	7(c), 7(g)	4,736.0
Long-term progress collections and other deferred income	—	17.3	(17.3)	—		—
Reserve for postretirement and pension benefits	98.7	—	21.2	—		119.9
Deferred income taxes	155.6	224.7	—	(224.7)	7(h)	155.6
Accrued warranty	16.8	—	43.1	—		59.9
Other long term liabilities	67.6	88.8	(47.0)	345.6	7(a), 7(i)	455.0
Total Liabilities	3,803.0	2,008.7	—	2,891.4		8,703.1

Westinghouse Air Brake Technologies Corporation
Pro Forma Condensed Combined Balance Sheet (Unaudited) (Continued)
As of June 30, 2018

In millions (In U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustment (Note 6)	Pro Forma Adjustments	Notes	Pro Forma Combined Wabtec/GE Transportation
Equity
Preferred Stock	—	—	—	—		—
Common Stock	1.3	—	—	1.0	7(m)	2.3
Additional paid-in capital	910.4	—	1,857.7	8,971.1	7(a), 7(m)	11,739.2
Net parent investment	—	1,857.7	(1,857.7)	—		—
Treasury stock	(821.2)	—	—	—		(821.2)
Retained earnings	2,923.0	—	—	(37.9)		2,885.1
Accumulated other comprehensive loss	(156.2)	(71.9)	—	71.9	7(m)	(156.2)
Total Group shareholders’ equity	2,857.3	1,785.9	—	9,006.1		13,649.3
Noncontrolling Interest	17.3	44.7	—	—		62.0
Total Equity	2,874.6	1,830.6	—	9,006.1		13,711.3
Total Liabilities and Equity	$6,677.6	$3,839.3	$—	$11,897.5		$22,414.4

Westinghouse Air Brake Technologies Corporation
Notes to Pro Forma Statements (Unaudited)
(Expressed in U.S. dollars, unless otherwise indicated)

1.	Description of the transaction

GE, Wabtec, SpinCo and Merger Sub, entered into the Merger Agreement on May 20, 2018, and GE, SpinCo, Wabtec and Direct Sale Purchaser entered into the Separation Agreement on May 20, 2018, which together provide for the combination of Wabtec and GE Transportation through a modified Reverse Morris Trust transaction structure. In connection with the separation of GE Transportation from the remaining business of GE (the “Separation”), GE will conduct an internal reorganization within GE of GE Transportation in anticipation of the Direct Sale, the SpinCo Transfer (as defined below) and the Distribution as contemplated by the Separation Agreement (the “Internal Reorganization”). The GET Transactions have been approved by the board of directors of Wabtec and the board of directors of GE.

In connection with the Direct Sale, certain assets of GE Transportation, potentially including the equity interests of certain pre-GET Transaction subsidiaries of GE that compose part of GE Transportation, will be sold to Direct Sale Purchaser for a cash payment of $2.9 billion, and Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. Thereafter, GE will transfer the business and operations of GE Transportation, but not including certain specified assets and liabilities of GE Transportation acquired or assumed in the Direct Sale (the “SpinCo Business”), to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) pursuant to the Separation Agreement (the “SpinCo Transfer”), and SpinCo will issue to GE additional shares of SpinCo common stock in the SpinCo Transfer. Following this issuance of additional SpinCo common stock to GE, GE will own 8,700,000,000 shares of SpinCo common stock, or such other amount as GE determines, subject to the consent of Wabtec not to be unreasonably withheld, conditioned or delayed, which will constitute all of the outstanding SpinCo common stock.

Following the Direct Sale and based on market conditions, corporate finance considerations and timing considerations, GE will distribute the shares of SpinCo’s common stock to GE’s stockholders in a spin-off or a split-off transaction. Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of Wabtec. In the Merger, subject to adjustment in accordance with the Merger Agreement, each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the exchange ratio set forth in the Merger Agreement.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock immediately prior to the Merger on a fully-diluted, as converted and as-exercised basis, 50.1% of the outstanding shares of Wabtec common stock would be held collectively by GE and pre-Merger holders of GE common stock (with approximately 9.9% of the outstanding shares of Wabtec common stock expected to be held by GE) and 49.9% of the outstanding shares of Wabtec common stock would be held by pre-Merger Wabtec stockholders. The shares held by GE will be subject to GE’s obligations under (x) the Tax Matters Agreement to be entered into prior to the time established by the board of directors of GE as the effective time of the Distribution on the date on which the Distribution occurs (the “Distribution Date”), by and among GE, SpinCo, Wabtec and Direct Sale Purchaser (the “Tax Matters Agreement”), to sell a number of shares of Wabtec common stock within two years of the Distribution Date and (y) the Shareholders Agreement to be entered into as of the closing date of the Merger, between Wabtec and GE (the “Shareholders Agreement”), to sell, subject to limited exceptions, all of the shares of Wabtec common stock GE beneficially owns within three years of the closing date of the Merger and prior thereto, to vote all of such shares in the proportion required under the Shareholders Agreement. GE has the right to increase the percentage of the outstanding shares of Wabtec common stock to be held by pre-Merger GE stockholders (subject to a corresponding reduction in the percentage held by GE).

The estimated total value of the consideration to be paid by Wabtec in the GET Transactions is subject to the market price of shares of Wabtec common stock at the date of closing. Using Wabtec’s closing stock price on the NYSE as of August 17, 2018, the total value of the consideration for the GET

Transactions would be approximately $14.2 billion, including the Direct Sale Purchase Price, contingent consideration, assumed debt and net of cash acquired. The following chart illustrates the impact of a 10% change in Wabtec’s stock price on the transaction purchase price and estimated goodwill (in millions):

	Purchase Price	Estimated Goodwill
As presented in the Pro Forma Combined results	$14,164.6	$9,254.9
10% Increase in Wabtec Common Stock Price	$15,247.6	$10,337.9
10% Decrease in Wabtec Common Stock Price	$13,081.6	$8,171.9
2.	Basis of presentation

The GET Transactions have been accounted for as a business combination using the acquisition method in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 805, Business Combinations. As the acquirer for accounting purposes, Wabtec has estimated the fair value of GE Transportation’s assets acquired and liabilities assumed and conformed the accounting policies of GE Transportation to its own accounting policies.

The pro forma purchase price allocation is subject to change based on the market price of Wabtec common stock at the time of the Merger, finalization of purchase price adjustments and completion of Wabtec management’s assessment of the fair values of the assets and liabilities acquired. Wabtec has not completed the final valuation necessary to determine the acquisition date fair market value of GE Transportation’s net assets. As more information becomes available, Wabtec will complete a more detailed review of the preliminary allocation of the purchase price to reflect the acquisition date fair value of those assets and liabilities. As a result of that review, more information could become available that, when analyzed, could have a material impact on the Pro Forma Statements.

Estimated remaining transaction costs for Wabtec and GE Transportation are reflected as an adjustment to cash and retained earnings in the unaudited pro forma condensed combined balance sheet. Estimated remaining transaction costs for Wabtec and GE Transportation have not been reflected in the unaudited pro forma condensed combined statement of income on the basis that these expenses are directly related to the GET Transactions but are nonrecurring in nature. Total estimated transaction costs for Wabtec and GE Transportation are approximately $100 million. Certain of GE Transportation’s transaction costs will be borne by GE.

In addition, Wabtec expects to record post-combination compensation expense related to the acceleration of unvested stock compensation awards and other employee compensation arrangements directly related to the Merger. This amount is excluded from the unaudited pro forma condensed combined statements of income because it does not have a continuing impact on operations. At this point in time Wabtec is unable to provide a reasonable estimate of the total compensation expense related to the merger; therefore, no adjustment has been recorded to retained earnings in the unaudited pro forma condensed combined balance sheet.

3.	Preliminary purchase price allocation

The GET Transactions have been accounted for as a business combination in accordance with Financial Accounting Standards Board ASC 805, Business Combinations. Under the acquisition method of accounting, Wabtec allocated purchase price to the tangible and intangible net assets acquired pursuant to the Direct Sale and the Merger based on the preliminary estimated fair values as of the assumed date of the Merger.

Wabtec has performed a preliminary valuation analysis of the fair market value of GE Transportation’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the assumed date of the Merger (in millions):

Cash and cash equivalents	$0.0
Accounts receivable	495.2
Inventories	749.2
Other current assets	230.4
Property, plant and equipment	1,226.4
Goodwill	9,254.9
Trade names	300.0
Intellectual property	600.0
Backlog	2,000.0
Customer relationships	700.0
Other noncurrent assets	176.2
Total assets acquired	15,732.3

Current liabilities	(1,488.0)
Contingent consideration	(434.7)
Other noncurrent liabilities	(99.1)
Total liabilities assumed	(2,021.8)
Net assets acquired	$13,710.5
Noncontrolling interest acquired	$(44.7)

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the Pro Forma Statements. The final purchase price allocation will be determined when Wabtec has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, backlog, intellectual property, and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

4.	Financing transactions

Wabtec, Wabtec Coöperatief U.A. and the other borrowers party thereto entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec has also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. The Bridge Commitments will be reduced by any alternative financing (including any other loans or debt securities) that Wabtec arranges prior to the Direct Sale, subject to customary exceptions. Wabtec will use funds available under the Delayed Draw Term Loan and the Bridge Loan Facility (or any alternative financing that Wabtec arranges, which would reduce the Bridge Commitments under the Bridge Loan Facility) to pay the Direct Sale Purchase Price. Additionally, in the Merger, Wabtec will issue common stock valued (based on Wabtec’s closing stock price on the NYSE as of August 17, 2018) at approximately $10.8 billion.

5.	Tax benefits

As a result of the GET Transactions, Wabtec will be able to deduct for tax purposes the stepped-up basis of certain assets acquired including, but not limited to, property, plant and equipment, trade names, intellectual property, customer relationships, backlog and goodwill. Wabtec estimates the fair value of these tax benefits created in the GET Transactions to be approximately $1.5 billion. The final amount and timing of when these tax benefits may be realized could differ materially from the preliminary estimate.

Deferred taxes have not been reflected in the Pro Forma Statements because based on currently available information there are no significant book to tax differences on the acquired assets and assumed liabilities.

6.	Reclassification adjustments

Certain reclassifications have been made to the historical presentation of GE Transportation to conform to the historical financial statement presentation of Wabtec. Specifically, Wabtec presents Engineering expense and Amortization expense as separate captions within the statement of income, while GE Transportation presents these expenses within the Cost of goods sold and Selling, general, and administrative expense captions within the statement of income. Reclassification adjustments have been made to conform the GE Transportation presentation of these expenses to the Wabtec financial statement presentation.

Additionally, certain other GE Transportation income statement and balance sheet accounts have been reclassified to conform to Wabtec’s financial statement presentation. Reclassifications have also been made to the historical presentation of Wabtec to disclose the amount of revenue and costs related to goods and services.

These reclassification adjustments had no net impact on Income from operations, Income from operations before income tax, Net income, Net income attributable to Wabtec shareholders, Total current assets, Total assets, Total current liabilities, Total liabilities, Total group shareholders’ equity, or Total equity.

7.	Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Pro Forma Statements:

a.	Reflects adjustments to GE Transportation’s historical financial statements to conform to Wabtec’s adoption of ASC 606 using the modified retrospective method. GE Transportation adopted Accounting Standards Update (“ASU”) No. 2014-09 “Revenue from Contracts with Customers” using the full retrospective method. Additionally, reflects adjustments to GE Transportation’s historical financial statements to conform to Wabtec’s revenue recognition policy for long term service contracts.
b.	Represents the payment by Wabtec related to the Direct Sale Purchase Price of $2.9 billion of cash, less the GE Transportation cash and cash equivalents balance, after giving effect to the settlement of GE Transportation’s loans payable to GE affiliates outside of GE Transportation of $64.0 million.
c.	Represents additional borrowings of $2.9 billion to finance the Direct Sale Purchase Price.
d.	Reflects the adjustment of $294.7 million to increase the basis in the acquired property, plant and equipment to estimated fair value and eliminates GE Transportation’s historical Accumulated depreciation of $1,029.0 million against property, plant and equipment. The estimated useful lives range from three to forty years. The fair value and useful life calculations are preliminary and subject to change after Wabtec finalizes its review of the specific types, nature, age, condition and location of GE Transportation’s property, plant and equipment. The following table summarizes the changes in the estimated depreciation expense (in millions):
	Year Ended December 31, 2017	Six Months Ended June 30, 2018
Estimated depreciation expense	$132.1	$64.9
Historical depreciation expense	(112.3)	(55.1)
Pro forma increase in depreciation expense	$19.8	$9.8

e.	Reflects the adjustment of historical intangible assets acquired by Wabtec to their estimated fair values. As part of the preliminary valuation analysis, Wabtec identified intangible assets, including trade names, intellectual property, backlog and customer relationships. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of expected future cash flows related to these intangibles.

The following table summarizes the estimated fair values of GE Transportation’s identifiable intangible assets, their estimated useful lives and their amortization on a linear basis (in millions):

			Amortization
	Estimated Fair Value	Estimated Useful Life in Years	Year Ended December 31, 2017	Six Months Ended June 30, 2018
Trade names	$300.0	9	$33.3	$16.7
Intellectual property	600.0	12	50.0	25.0
Backlog	2,000.0	20	100.0	50.0
Customer relationships	700.0	20	35.0	17.5
	$3,600.0		$218.3	$109.2
Historical amortization expense			(71.7)	(23.1)
Pro forma increase in amortization expense			$146.6	$86.1
f.	Reflects adjustment to remove GE Transportation’s historical goodwill of $282.6 million and record goodwill associated with the GET Transactions of $9,254.9 million as shown in Note 3.
g.	Reflects the adjustment for the settlement of GE Transportation’s loans payable to GE affiliates outside of GE Transportation in the amount of $67.5 million which will be settled prior to the consummation of the GET Transactions.
h.	Reflects adjustment to eliminate GE Transportation’s historical deferred tax assets and deferred tax liabilities in the amount of $64.4 million and $224.7 million, respectively.
i.	Represents the estimated fair value of contingent consideration of $434.7 million related to payment of a fixed amount, $470.0 million, to GE which is directly related to the timing of tax benefits expected to be realized subsequent to the GET Transactions.
j.	Reflects the income tax effect of pro forma adjustments based on an estimated combined tax rate of 29.5% and 22.4% for the year ended December 31, 2017 and the six months ended June 30, 2018, respectively.
k.	Represents the net increase to interest expense resulting from interest on incurrence of an assumed $2.9 billion of new debt to finance the Direct Share Purchase Price and other interest adjustments directly related to the GET Transactions, as follows (in millions):
	Year Ended December 31, 2017	Six Months Ended June 30, 2018
Interest expense on new debt	$125.5	$62.8
Elimination of interest on retired GET debt	(4.8)	(2.5)
Accretion of contingent consideration	8.8	4.4
Amortization of new debt issuance costs	4.2	2.1
Pro forma adjustments to interest expense	$133.7	$66.8

The effect of a 1/8 percent variance in the assumed interest rate related to the new debt would impact pro forma interest expense by approximately $3.6 million and $1.8 million for the year ended December 31, 2017 and the six months ended June 30, 2018, respectively.

l.	Represents the estimated adjustment to step up GE Transportation’s inventory to a fair value of approximately $749.2 million, an increase of $74.0 million from the carrying value. The fair value calculation is preliminary and subject to change. The fair value was determined based on the estimated selling price of the inventory less the remaining manufacturing and selling costs and a normal profit margin on those manufacturing and selling efforts. After the consummation of the GET Transactions, the step-up in inventory fair value of $74.0 million will increase cost of sales over approximately 12 months as the inventory is sold. This increase is not reflected in the unaudited pro forma condensed combined statements of income because it does not have a continuing impact.
m.	Represents the elimination of the historical equity of GE Transportation and the issuance of 98.5 million shares of Wabtec common stock as consideration in the Merger.
n.	Represents the elimination of transaction costs of $50.5 million directly related to the GET Transactions which will not have a recurring impact on operations.

INFORMATION ON GE TRANSPORTATION

Overview

GE Transportation is a leading global provider of products and solutions to transportation, logistics and other industrial markets. GE Transportation designs, engineers and manufactures diesel-electric locomotives, supplies associated aftermarket parts and services and provides digital solutions.

GE Transportation’s culture of innovation and differentiated aftermarket solutions has allowed it to build a leading global installed base of diesel-electric locomotives, significant contracted services backlog and longstanding customer relationships. GE Transportation’s products and services, which are globally recognized for their quality, reliability, fuel efficiency and emissions compliance, are important to GE Transportation’s customers’ operating and financial success and help enable them to operate with reliability and efficiency.

Leveraging GE Transportation’s engineering history and heritage in diesel-electric locomotives, GE Transportation has continued to expand its technologies into new products, end markets and logistics applications. For example, GE Transportation uses its core locomotive manufacturing competencies to produce electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications. GE Transportation also has used its engineering and software capabilities to build a digital business that delivers significant benefits across the transportation, logistics and mining landscape.

These attributes combined have fostered strong brand loyalty and generated longstanding customer relationships, which contribute to GE Transportation’s leading market positions.

As of December 31, 2017, GE Transportation’s North American installed base was more than 16,200 diesel-electric locomotives and kits, comprising the largest portion of GE Transportation’s global installed base of more than 22,500 diesel-electric locomotives. As of December 31, 2017, GE Transportation had sales in more than 50 countries and eight primary manufacturing facilities and approximately 8,500 employees worldwide. For the year ended December 31, 2017, GE Transportation generated revenue of $3,930 million and net earnings of $374 million.

For over 110 years, GE Transportation has served the worldwide rail industry, which is a critical component of the global transportation system and the global economy. In North America, railroads carry approximately 28% of total freight, as measured by ton-miles, and over 40% of long distance freight travelling over 750 miles, which is more than any other mode of transportation. Rail is one of the most cost-effective, energy-efficient modes of transport, both domestically and internationally.

GE Transportation’s North American customers are principally Class I railroads. GE Transportation’s international customers are principally international freight railroads in Latin America, Russia/Commonwealth of Independent States (CIS), Australia, India and Sub-Saharan Africa, who depend on diesel-electric locomotives. GE Transportation’s diverse product portfolio is designed to cater to the varying requirements of Class I and international railroads.

GE Transportation’s customers’ ongoing usage of locomotives and associated wear and tear on the equipment generate opportunities to support railroads with aftermarket parts and services. Railroads place a high value on reliability, fuel efficiency and minimal downtime. As a result, the availability of replacement parts and GE Transportation’s maintenance and overhaul services are important value drivers for GE Transportation’s customers and generate high-margin recurring revenue opportunities.

GE Transportation’s business experienced significant headwinds in 2016 and 2017 due to a downturn in the U.S. freight rail industry. GE Transportation has recently undergone a set of transformation and restructuring initiatives, including expanding GE Transportation’s international footprint, optimizing GE Transportation’s supply base and utilizing digitization and lean manufacturing to enhance the efficiency and effectiveness of GE Transportation’s total supply chain. GE Transportation believes these initiatives have resulted in a more streamlined cost structure and optimized workforce to position GE Transportation for growth in the recovering U.S. freight rail market and in international markets.

As part of GE Transportation’s transformation and restructuring initiatives, it reorganized itself into three business segments, Equipment, Services and Digital, based on the different sales drivers and market characteristics of each.

•	Equipment (45% of 2017 total revenue): GE Transportation is the largest global manufacturer of diesel-electric locomotives used by freight railroads, and produces electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications.
•	Services (48% of 2017 total revenue): GE Transportation provides aftermarket parts and services to its global installed base, including predictive maintenance, regular maintenance, and unscheduled maintenance and overhaul services for locomotives.
•	Digital (7% of 2017 total revenue): GE Transportation provides a comprehensive suite of software-enabled solutions designed to improve customer efficiency and productivity in the transportation and mining industries.

GE Transportation’s Solutions

Equipment

GE Transportation’s Equipment segment is the largest global manufacturer of diesel-electric locomotives for freight railroads. GE Transportation produces mission-critical products and solutions that help railroads reduce operating costs, decrease fuel use, minimize downtime and comply with emissions standards. In addition to locomotives, GE Transportation also produces a range of engines, electric motors and premium propulsion systems used in mining, marine, stationary power and drilling applications.

Locomotives

GE Transportation believes it has the world’s most comprehensive, competitive and technically advanced diesel-electric locomotive portfolio with a global installed base of more than 22,500 locomotives in over 50 countries. GE Transportation also has numerous local partnerships in various jurisdictions which further support its product platform.

Customers choose diesel-electric locomotives based on many factors, including fuel efficiency, emissions compliance, reliability, tractive effort, price, total cost of ownership, aftermarket support and digital capabilities. GE Transportation believes customers are also trending towards signing multiyear equipment and service / parts agreements. For example, GE Transportation recently signed an agreement with Kazakhstan’s state-run railroad, Kazakhstan Temir Zholy (KTZ), to supply 300 shunter locomotives over the next ten years and agreements with Canadian National Railway (CN) for 200 new locomotives and Kansas City Southern for 50 locomotives.

GE Transportation’s current locomotive offerings include 24 different types of locomotives of varying features and capabilities such as axle weight, clearance and gross horsepower. GE Transportation believes the Evolution series, GE Transportation’s primary locomotive offering, is the most technologically advanced, diesel-electric, heavy-haul locomotive in the world today. GE Transportation introduced the base Evolution series in 2005 and has since substantively evolved the locomotive to meet EPA Tier 4 emission standards. GE Transportation now has over 870 Tier 4 locomotives in the field with over 100-million miles of experience.

GE Transportation’s sales, product management and engineering teams work together with its customers to optimize configurations for their requirements related to performance, reliability, lifecycle costs and other additions (e.g., Digital, signaling, etc.) that they may specifically require for their locomotive. However, GE Transportation strives to standardize its offerings as much as possible. For example, the engine family used in North America for the 33-tonnes/axle application is used in both Kazakhstan for the 23-tonnes/axle application and in South Africa for the 22-tonnes/axle application. Similarly, GE Transportation’s new control systems and traction motors have been standardized across a significant portion of GE Transportation’s portfolio.

New technologies will continue to evolve the diesel-electric space. GE Transportation continues to invest substantively and selectively in R&D to maintain its differentiation and market position. One key focus of GE Transportation’s investments is control systems, which GE Transportation believes enable and support remote monitoring, predictive maintenance and asset optimization as well as connectivity between fleets and operations. Additionally, GE Transportation’s investments are generally focused on new engine platforms, fuel efficiency, alternative fuel solutions and hybrid locomotives. Finally, GE Transportation believes GE Transportation’s additional investment focus on additive technologies is going to help make GE Transportation’s products lighter, more reliable and fuel efficient. GE Transportation believes its focus in these key investment areas will drive positive outcomes for its customers, primarily linked to operating ratio reduction and lifecycle cost savings, among others.

Mining, Marine and Stationary Power

Mining: GE Transportation has leveraged its core competencies in electric drives and propulsion to produce integrated, advanced propulsion systems used in off highway vehicle (OHV) mining applications. These solutions help enable mining customers to increase productivity, reduce maintenance costs and improve performance. GE Transportation’s key mining original equipment manufacturer customers include Komatsu, NHL and BelAZ, who serve the world’s largest mining end-customers such as Rio Tinto, Anglo American, Vale, BHP and others.

Marine: GE Transportation has adapted its locomotive engines for marine applications to produce fuel-efficient medium-speed diesel engines for fishing vessels, tugboats, ferries and offshore oil and gas support vessels. GE Transportation’s marine engines meet the EPA’s Tier 4 and IMO’s Tier III emission standards without the use of selective catalytic reduction equipment or urea-based after-treatment, reducing key emissions by more than 70% compared to emissions from GET’s Tier III locomotives, while maintaining fuel efficiency. These engines are increasingly being accepted in the market.

Stationary Power: GE Transportation provides fuel-efficient medium-speed diesel engines and generator setups (gensets) for continuous and emergency stand-by power applications. Medium-speed diesel generators deliver significantly lower life cycle cost due to reduced fuel consumption, less downtime (e.g., fewer oil changes) and significantly less required maintenance and overhauls compared with high-speed diesel generators. GE Transportation’s primary stationary power industrial customers are based in Asia Pacific, Sub-Saharan Africa and the Middle East.

Services

Locomotive fleet performance is critical for all railroads. Operators strive to maximize the value of their assets over their entire lifecycle, which can be as many as four decades. For locomotives to remain competitive, available, reliable, safe and fuel efficient over such a long period, they require regular maintenance as well as technology upgrades. Operators also often need to adjust fleet haulage profiles to reflect changing market conditions (e.g., moving from build materials to containerized intermodal freight). These requirements translate into significant investments by railroads throughout the entire lifecycle of their locomotives.

GE Transportation has been strategically focused on the Services segment for more than two decades, providing an efficient supply of spare parts, repair instructions, on-site technical support by certified employees and predictive maintenance based on GE Transportation’s suite of remote monitoring and diagnostics solutions. GE Transportation’s installed base comprises approximately 22,500 locomotives globally with an average age of 10 to 15 years, which are distributed across all strategic markets (including North America, Brazil, Australia, Indonesia, South Africa and Kazakhstan). GE Transportation also has a dedicated global service footprint to support its customers’ service requirements. Additionally, GE Transportation’s vertically integrated locomotive offerings and comprehensive set of services and technology solutions are designed to help maintain the operational efficiency of GE Transportation’s customers’ fleets, which GE Transportation believes allows it to win business. GE Transportation supports railroads across the globe to help them achieve best in class cost of ownership, availability, reliability and safety for their locomotive fleets.

Approximately 80% of GE Transportation’s Services revenues are generated in North America, in line with the distribution of its installed base, and around 70% of such revenues are generated from multi-year service agreements, reflecting the long-term and stable nature of the partnership with its customers. Locomotive maintenance can be contracted under different models, ranging from fully transactional set-ups to multi-year contracts. GE Transportation’s customers typically favor long-term agreements associated with performance guarantees for new locomotives and become more transactional as assets age. For locomotives not covered by multi-year contracts, GE Transportation has implemented a rigorous tracking of potential parts usage, which identifies what customers are buying compared to forecasts. GE Transportation has made servicing of transactional customers an important component of its Services segment.

Since 2014, GE Transportation has focused on the development of locomotive modernization offerings. This mid-life locomotive refresh, typically performed with the second engine overhaul, allows railroads to further maximize the value of their assets over their lifecycle. GE Transportation offers customized solutions that range from controls systems upgrades to complex restorations outfitted with state-of-the-art technologies, which potentially gives locomotives an additional 20 or more years of performance. This refresh ensures GE Transportation’s locomotives remain competitive and prioritized for daily duties over competitor products. The solution is customized depending on a railroad’s fleet strategies (e.g., better fuel consumption, alternative fleet re-purposing, improved tractive effort, step change in reliability and/or digital upgrade). Locomotive modernization has drawn strong interest from both North American and international customers, and as a result, GE Transportation has secured multi-year programs with a majority of Class I railroads and several major international customers resulting in a backlog of over 750 locomotives. Modernizations completed to date have helped GE Transportation’s customers realize a 30% increase in reliability and a 50% increase in haul ability in their locomotives.

Digital

GE Transportation’s Digital segment develops and works with its customers to implement a comprehensive set of software-enabled solutions that deliver significant benefits across the transportation and mining landscape.

Across global freight and mining industries, productivity and efficiency gains, and new business opportunities, should come largely from digital innovation. Digital tools are expected to improve efficiency of existing assets, connect disparate processes, optimize key chokepoints and entire systems, and open value across freight and mining. In industries characterized by in-house and boutique solution providers, the breadth and market presence of GE Transportation’s Digital solutions have positioned GE Transportation as a key player for digital innovation. GE Transportation’s Digital solutions incorporate numerous key next generation technologies, which GE Transportation believes positions itself to remain a leader with its customers and continue to contribute to new business models for growth in freight transportation and mining.

Focus Area	Train Performance	Transport Intelligence	Transport Logistics	Network Optimization	Digital Mine
Key Attributes	• Distributed locomotive power • Train ‘cruise control’ • Train remote control	• Industrial/mobile Internet of Things (IoT) hardware & software • Edge-to-cloud, on and off-board analytics & rules • Asset performance management	• Rail transportation management • Shipper transportation management • Port visibility and optimization	• Rail network scheduling, dispatch, and optimization • Intermodal terminal management and optimization • Rail yard management and optimization	• Safety systems • Operations performance management (OPM) • Asset performance management (APM)
Key Customer Benefits	• Longer, heavier trains • 90+% reduction in ‘break-in-twos’ • 7-13% fuel savings, lower emissions • Decrease manpower for yard shunting, mainline	• Asset reliability / decreased maintenance cost • Decreased operating costs • Lower spend for IoT management & analytics	• Freight visibility across entities • Meaningful increase in port efficiency • Improved back-office and day of operation processes • Reduced revenue leakage	• Faster, more efficient rail networks • Reduced dwell / higher throughput	• Collision avoidance • Higher blast yields • Higher asset reliability / decreased maintenance cost

GE Transportation’s Digital solutions are utilized by all North American Class I railroads, a substantial majority of North American short line railroads and international freight rail systems on all continents (except Antarctica). Additionally, hundreds of mining clients and freight shippers in industrial applications such as oil & gas and agriculture use GE Transportation’s solutions to improve productivity and efficiency, with the potential to serve over 2,300 mining sites globally.

Digital solutions have been sold utilizing GE Transportation’s direct sales force and an enterprise license agreement or subscription-based model. Licenses typically include a long-term support contract providing recurring revenue. Post-sales implementation and support has traditionally been done through GE Transportation’s own teams. Approximately 34% of Digital revenues are recurring through Software as a Service (SaaS) or software maintenance contracts. This component of GE Transportation’s revenue is increasing as new products are increasingly subscription based. GE Transportation’s non-recurring revenue comes from hardware, software, and implementation sales. GE Transportation is building a global partner and alliance program, which saw partner influenced sales in its first full-year (2017). The partner and alliance channel provide geographic scale, domain and local expertise, customer relationships in new markets, and a scalable pool of implementation resources. GE Transportation believes partner and alliance-influenced sales will become an increasingly important component of its growth strategy.

GE Transportation believes its global installed base and domain expertise gives it a significant competitive advantage in its target markets that increasingly look to digital solutions to transform their operations. GE Transportation’s competition consists of fragmented and niche players or enterprise software providers without the domain expertise and focus to meet the demands of the freight transportation and mining industries.

GE Transportation’s customers choose GE Transportation because it combines industry expertise, leading technologies and analytics, and solutions moving to an integrated suite of connected products. Where others have not delivered, GE Transportation has consistently brought high value products that have become industry standards. GE Transportation’s installed base of IoT hardware and software, operational systems, and asset performance management systems and analytics positions GE Transportation to support the growing demand for digital solutions in its target markets.

GE Transportation’s Business Transformation

The transportation industry and GE Transportation’s business specifically experienced significant headwinds in 2016 and 2017 due to a downturn in the U.S. freight rail industry. GE Transportation believes its recent initiatives, including (i) expanding its international footprint, (ii) optimizing its supply base and (iii) utilizing digitization and lean manufacturing to enhance the efficiency and effectiveness of its total supply chain, have positioned GE Transportation for growth in the recovering U.S. freight rail market and in international markets.

GE Transportation’s business has historically generated most of its revenues in North America, with more than 80% of GE Transportation’s locomotive deliveries from 2014-2016 going to customers in that region. While North American locomotive deliveries are expected to remain an important driver of GE Transportation’s business, in recent years GE Transportation has prioritized portfolio diversification by geography and product. GE Transportation’s localization and partnership strategy has contributed to recent large international contracts, such as its $2.5 billion contract for 1,000 locomotives with Indian Railways in 2015. In 2017, GE Transportation delivered 281 locomotives to international customers, over 1.5x its average from 2014-2016.

As part of GE Transportation’s international growth, GE Transportation has invested in creating a flexible, truly global footprint that it believes differentiates itself with respect to its competition. Partnerships in India, Kazakhstan, Brazil, South Africa and Korea have enabled GE Transportation to manufacture locomotives in many different regions of the world. For example, GE Transportation now produces up to 100 locomotives a year in its Contagem, Brazil facility for use in Latin America and have recently acquired a 50% stake in local locomotive manufacturer Lokomotiv Kurastyru Zauyty (LKZ) in Kazakhstan to manufacture Evolution series locomotives for customers in Russia/CIS. This globalized approach leverages cost effective manufacturing with an aim to minimize the impact of industry-driven volume changes to GE Transportation’s cost structure and capital investment requirements.

Complementing the globalization of GE Transportation’s supply chain, GE Transportation now utilizes digitization and lean manufacturing strategies to enhance the efficiency and effectiveness of its global supply chain, as a part of what GE Transportation defines as its “Brilliant Factory” strategy. Through this strategy, GE Transportation seeks to drive improvements across its entire manufacturing process by reducing waste and removing overall inefficiencies (e.g., wait times, rework, downtime and bottlenecks). Brilliant Factory aims to streamline information and product flow to drive continued productivity and reduction to total manufacturing time.

GE Transportation’s recent initiatives have reduced its variable cost by restructuring its footprint and workforce, reducing full-time employees and increasing the productivity of its business. Between 2016 and 2017, GE Transportation invested more than $320 million in restructuring. The restructuring projects have been completed as of today. GE Transportation expects these investments in operating efficiency to propel the growth of its business as demand from Class I railroads continues to recover.

GE Transportation’s Competitive Strengths

GE Transportation believes the following key strengths have been instrumental to its success and positions it well to protect and continue to grow GE Transportation’s business and market share:

Iconic Legacy and Strong Reputation with a History of over 110 Years of Innovation

The rail industry has been in operation for 150 years and GE Transportation has been at the forefront of shaping and transforming the rail landscape through various technologies such as engine technologies, microprocessor-based controls, DC to AC propulsion, the first locomotive to meet the EPA’s stringent Tier 4 emission standards, and software-based asset and network optimization. GE Transportation believes that its technical, engineering and manufacturing expertise forms the foundation of its competency in innovation. GE Transportation has produced a succession of world-class locomotives and developed technologies designed to respond to changing customer requirements for innovation and compliance with advancing emission standards. GE Transportation believes its continued dedication to innovation not only enables it to uphold its responsibility to its customers and the wider community, but also positions GE Transportation favorably in its industry as innovation, reliability and integrated service models continue to be priorities for its customers.

Market Leader with Longstanding Customer Partnerships in a Critical Infrastructure Sector

For more than a century, rail has been a cornerstone of the global transportation system, and thus, the economy. Rail remains one of the most cost-effective, energy-efficient modes of transport, both domestically and internationally. As the largest global producer of diesel-electric locomotives, GE Transportation has a significant market share both in North America and globally. GE Transportation has been a trusted provider of mission-critical products to Class I railroads for a number of years. Internationally, GE Transportation has longstanding relationships with railroads in Brazil, South Africa, Australia, Indonesia and Kazakhstan. More recently, GE Transportation’s strategy of adapting its business to localization, alliance or joint venture models has resulted in significant international opportunities, including a $2.5 billion transaction in India and a $1 billion framework agreement in Ukraine.

Significant Installed Base and Growing Services Business Drive Visible, Recurring Revenues

With an installed base among the largest in the industry and a unique service model, GE Transportation’s Services business drives recurring revenues and strong customer partnerships. GE Transportation’s installed base allows it to generate significant recurring revenues and strong customer partnerships by providing maintenance and overhaul services and replacement parts in the aftermarket. GE Transportation also provides aftermarket digital solutions designed to improve train performance, fuel efficiency and reliability, and provide upgrades and modernizations that support GE Transportation’s customers throughout the lifecycle of their assets. GE Transportation’s comprehensive service offering combines traditional maintenance with digital tools, making GE Transportation a key partner to GE Transportation’s customers and helping them optimize their fleet performance and drive efficiency. GE Transportation’s Services business is a key differentiator, which supports the sale of new locomotives and the continued growth of its fleet.

Leading Engineering and Solutions Capabilities

GE Transportation designs, develops and manufactures critical components and systems for the rail, mining and marine industries, which include proprietary propulsion systems, engine platforms and controls technology. These innovative and differentiated solutions serve as the building blocks for the rail, mining and marine industries, and help keep GE Transportation’s global customers at the forefront of advancing technologies. When coupled with GE Transportation’s advanced digital analytic capabilities, GE Transportation’s solutions help drive increased locomotive velocity, energy management, performance and reliability.

Leading the Digital Transformation of GE Transportation’s Industries

GE Transportation’s early investment in data analytics and software has allowed GE Transportation to become a strategic partner for customers looking to derive new value from assets and digitally transform their operations. Through these initiatives, the transportation industry, from mine to port, from shipper to receiver, from port to intermodal terminals to main line locomotives and railcars and across train yards and operation centers, has evolved to include digital solutions. The breadth of GE Transportation’s Digital solutions gives customers confidence in GE Transportation’s ability to address their current and future needs.

Streamlined Cost Structure and Operational Excellence Provide Operating Leverage and Support GE Transportation’s Growth

GE Transportation’s current manufacturing footprint is designed to leverage cost effective manufacturing and customer specific build requirements. This design allows GE Transportation the flexibility to drive margin improvement through productivity and customer delivery commitments across multiple product lines and global regions. This footprint has also been optimized through strategic alignment and utilizing global build partners, so as to allow for volume changes driven by industry dynamics, without significant impacts to GE Transportation’s overall cost structure and/or additional capital investment requirements. GE Transportation has continuously evolved its supply footprint to now a true global supply base, where it can leverage the use of suppliers to optimize cost and/or lead time, while continuing to deliver to customer specifications.

Geographies

GE Transportation primarily serves the worldwide freight rail industry. In North America, railroads carry about 28% of total freight as measured by ton-miles, and over 40% of long distance freight travelling over 750 miles, which is more than any other mode of transportation. They also carry 40% of intercity freight as measured by ton-miles, more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming one of the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest seven railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues.

The Asia Pacific market is driven by continued urbanization in China and India. Investments in Australia remain centered around the mining and natural resource markets. Other key geographical markets include Russia/CIS, Africa and Brazil. With almost 28,000 locomotives, Russia/CIS is amongst the largest markets in the world. In addition, this region has a similarly sized shunter fleet which is substantially aged and in need of replacement.

GE Transportation continues to see new locomotive and modernization opportunities in markets such as Ukraine and Moldova, among others, and are well positioned to capture those opportunities. GE Transportation estimates the Brazilian market opportunity is between 50 and 100 locomotives per annum and is focused on the sugar, agriculture, minerals and mining space. African markets continue to grow, with a renaissance in South Africa stemming from new governmental interest to participate in Pan-African transportation growth opportunities. Nigeria has virtually no freight carried via rail, but given the current state of roads and other transportation infrastructure, an opportunity for growth may materialize. Mozambique, Ivory Coast, Ghana and Cameroon markets all present opportunities for growth as such countries modernize infrastructure.

Raw Materials and Suppliers

The cost of raw materials and components represents a substantial majority of the manufacturing costs of most of GE Transportation’s equipment product lines. As a result, the management of raw materials and components purchasing is critical to GE Transportation’s profitability. See “Risk Factors—Risks Relating to Wabtec, Including GE Transportation, After the GET Transactions—We may be exposed to raw material shortages, supply shortages and fluctuations in raw material, energy and commodity prices.”

GE Transportation enjoys generally strong relationships with its suppliers, which helps to ensure access to supplies when railcar demand is high.

Customers

GE Transportation’s customers include all operators of GE locomotives globally. GE Transportation’s customers are mainly standalone railroads or logistics divisions of mining or agriculture companies. They include a mix of privately owned and governmental companies, representing a total of approximately 100 different entities. For the fiscal year ended December 31, 2017, GE Transportation’s top ten customers accounted for approximately 83% of GE Transportation’s revenues. For the fiscal year ended December 31, 2017, BNSF comprised 17% of GE Transportation revenue. For the fiscal year ended December 31, 2016, BNSF, Union Pacific and CSX comprised 19%, 13% and 13% of GE Transportation revenue, respectively. For the fiscal year ended December 31, 2015, BNSF, Union Pacific and CSX comprised 17%, 12% and 12% of GE Transportation revenue, respectively. GE Transportation provides them with essential parts and maintenance services for their GE locomotives, helping them to successfully operate wherever they are in the world.

GE Transportation structures its services based on its customers specific needs, ranging from purely transactional parts and services supply, to multi-year agreements based on outcome guarantees (parts availability, locomotive availability and reliability).

Competition

GE Transportation believes it holds a leading market share for many of its core product lines globally. GE Transportation’s market shares are typically higher in North America and lower in other regions of the world, depending on specific product lines and geographies.

GE Transportation operates in a highly competitive marketplace especially in periods of low market demand resulting in excess manufacturing capacity. Price competition is strong because GE Transportation has a relatively small number of customers and they are very cost-conscious. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery, and customer service and support.

Employees

As of December 31, 2017, GE Transportation had approximately 8,500 full-time employees, with approximately 30% of the U.S. workforce and 28% of the global workforce unionized.

Regulation

The industries in which GE Transportation operate are subject to extensive regulation by various governmental, regulatory and industry authorities and by federal, state, local and foreign authorities. The primary regulatory and industry authorities involved in the issuance of regulations and standards for the rail industry in the U.S. are the Federal Railroad Administration (“FRA”), the Association of American Railroads (“AAR”) and U.S. Department of Transportation (“USDOT”). The FRA administers and enforces U.S. Federal laws and regulations relating to railroad safety. These regulations govern equipment and safety compliance standards for railcars and rail equipment used in interstate commerce. The AAR promulgates a wide variety of standards governing safety and design of equipment, relationships among railroads with respect to railcars in interchange and other matters. The AAR also certifies railcar manufacturers and component manufacturers that provide equipment for use on railroads in the U.S. New products must generally undergo AAR testing and approval processes. Because of these regulations, GE Transportation must maintain certifications with the AAR as a manufacturer of locomotives and components, and products that it sells must meet AAR and FRA standards. GE Transportation must also comply with the rules of the USDOT.

GE Transportation is also subject to oversight in other jurisdictions by foreign regulatory agencies. The governing bodies include Transport Canada in Canada, the International Union of Railways (“UIC”) and the European Railway Agencies (“EUAR”) in Europe. Also in Europe, the European Committees for Standardization (“CEN” and “CENELEC”) continually draft new European standards which cover, for example, the Reliability, Availability, Maintainability and Safety of railways systems. To guarantee interoperability in Europe, the European Union for Railway Agencies is responsible for defining and implementing Technical Standards of Interoperability, which covers areas such as infrastructure, energy, rolling stock, telematic applications, traffic operation and management subsystems, noise pollution and waste generation, protection against fire and smoke, and system safety. Most countries and regions in which GE Transportation does business have similar rule-making bodies. In Russia, a GOST-R certificate of conformity is mandatory for all products related to the safety of individuals on Russian territory. In China, any product or system sold on the Chinese market must have been certified in accordance with national standards. In the local Indian market, most products are covered by regulations patterned after AAR and UIC standards.

Effects of Seasonality

GE Transportation’s business is not typically seasonal, although the third quarter results may be affected by vacation and scheduled plant shutdowns at several of its major customers during this period. Quarterly results can also be affected by the timing of projects in backlog and by project delays.

Environmental and Regulatory Matters

GE Transportation is subject to comprehensive federal, state, local and international environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials, or otherwise relating to the protection of human health and the environment. These laws and regulations not only exposes GE Transportation to liability for its own negligent acts, but also may expose GE Transportation to liability for the conduct of others or for its actions that complied with all applicable laws at the time these actions were taken. In addition, these laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. GE Transportation’s operations that involve hazardous materials also raise potential risks of liability under the common law.

Environmental operating permits are, or may be, required for GE Transportation’s operations under environmental laws and regulations. These operating permits are subject to modification, renewal and revocation. GE Transportation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of GE Transportation’s business, as it is with other businesses engaged in similar industries. GE Transportation believes that its operations and facilities are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on its operations or financial condition.

Future events, such as changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on GE Transportation’s financial condition and operations. In addition, GE Transportation has in the past conducted investigation and remediation activities at properties that GE Transportation operates to address historic contamination. To date, such costs have not been material. Although GE Transportation believes GE Transportation has satisfactorily addressed all known material contamination through its remediation activities, there can be no assurance that these activities have addressed all historic contamination. The discovery of historic contamination or the release of hazardous substances into the environment could require GE Transportation in the future to incur investigation or remediation costs or other liabilities that could be material or that could interfere with the operation of GE Transportation’s business.

In addition to environmental laws and regulations, the transportation of commodities by railcar raises potential risks in the event of a derailment or other accident. Generally, liability under existing law in the United States for a derailment or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, for the shipment of certain hazardous commodities, strict liability concepts may apply.

Principal Properties

The following table provides certain summary information about the principal facilities owned or leased by GE Transportation as of December 31, 2017. GE Transportation believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. Leases on the facilities are long-term and generally include options to renew. GE Transportation’s corporate headquarters are located at the Chicago, Illinois site.

Location	Approximate Square Feet	Owned/Leased
Office Space
Chicago, IL	53,972	Leased
Manufacturing Facilities
Fort Worth, TX – Locomotive	923,266	Owned
Fort Worth, TX – Off-Highway Vehicle	249,700	Owned
Erie, PA – Manufacturing, Engineering, and Testing	4,200,000	Owned
Grove City, PA – Engine Remanufacturing	242,000	Owned
Grove City, PA – Main Engine	486,000	Owned
Contagem, Minas Gerais, Brazil	114,452	Leased

Intellectual Property

GE Transportation relies on a combination of trade secrets and other intellectual property, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in its intellectual property. GE Transportation also follows the product development practices of its competitors to monitor any possible patent infringement by them, and to evaluate their strategies and plans.

GE Transportation has entered into a variety of license agreements as licensor and licensee. GE Transportation does not believe that any single license agreement is of material importance to its business or any of its business segments as a whole.

Legal Proceedings

GE Transportation is, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. GE Transportation is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes meritorious defenses are available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon GE Transportation’s financial position, results of operations or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR GE TRANSPORTATION

The following discussion and analysis of GE Transportation’s financial condition and results of operations should be read in conjunction with GE Transportation’s unaudited condensed combined financial statements and related notes and audited combined financial statements and related notes, each of which are incorporated by reference herein from Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus supplement and the documents incorporated herein by reference. Please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

GE Transportation’s historical financial statements incorporated by reference herein have been presented on a “carve-out” basis from GE’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of GE Transportation and include allocations of corporate expenses from GE. These allocations reflect significant assumptions, and the financial statements do not fully reflect what GE Transportation’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of GE Transportation’s future results of operations, financial position or cash flows.

Overview

GE Transportation is a leading global provider of products and solutions to transportation, logistics and other industrial markets. GE Transportation designs, engineers and manufactures diesel-electric locomotives, supplies associated aftermarket parts and services and provides digital solutions. GE Transportation’s culture of innovation and differentiated aftermarket solutions has allowed it to build a leading global installed base of diesel-electric locomotives, significant contracted services backlog and longstanding customer relationships. GE Transportation’s products and services are important to GE Transportation’s customers’ operating and financial success and help enable them to operate with reliability and efficiency. Leveraging its heritage in diesel-electric locomotives, GE Transportation has continued to expand GE Transportation’s technologies into new products, end markets and logistics applications. Leveraging its core competencies in locomotive manufacturing, GE Transportation produces electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications. GE Transportation also has used its engineering and software capabilities to build a digital business that delivers significant benefits across the transportation and mining landscape. GE Transportation’s products are globally recognized for their quality, reliability, fuel efficiency and emissions compliance, and GE Transportation believes it is known for its superior customer service. These attributes combined have fostered strong brand loyalty and generated longstanding customer relationships, which contribute to its leading market positions. As of June 30, 2018, GE Transportation’s North American installed base was more than 16,200 diesel-electric locomotives and kits, comprising the largest portion of GE Transportation’s global installed base of more than 22,500 diesel-electric locomotives and kits. As of June 30, 2018, GE Transportation had sales in more than 50 countries and eight primary manufacturing facilities and approximately 8,500 employees worldwide. For the six months ended June 30, 2018, GE Transportation generated revenue of $1,774 million and net earnings of $168 million.

For over 110 years, GE Transportation has served the worldwide freight and passenger rail industries, which are a critical component of the global transportation system and the global economy. In North America, railroads carry about 28% of total freight, as measured by ton-miles, and over 40% of long distance freight travelling over 750 miles, which is more than any other mode of transportation. Rail is one of the most cost-effective, energy-efficient modes of transport, both domestically and internationally. GE Transportation’s North American customers are principally Class I railroads. GE Transportation’s international customers are principally international freight and passenger railroads in Latin America, Russia/CIS, Australia, India and Sub-Saharan Africa, who depend on diesel-electric locomotives. GE Transportation’s diverse product portfolio is designed to cater to the varying requirements of Class I and international railroads. GE Transportation’s customers’ ongoing usage of locomotives and associated wear and tear on the equipment generate opportunities to support railroads with aftermarket parts and services. Railroads place a high value on reliability, fuel efficiency and minimal downtime. As a result, the availability of replacement parts and GE Transportation’s maintenance and overhaul services are important value drivers for GE Transportation’s customers and generate high-margin recurring revenue opportunities.

GE Transportation’s business experienced significant headwinds in 2016 and 2017 due to a downturn in the U.S. freight rail industry driven by commodity prices. GE Transportation has recently undergone a set of transformation and restructuring initiatives, including expanding its international footprint, optimizing its supply base and utilizing digitization and lean manufacturing to enhance the efficiency and effectiveness of its total supply chain. GE Transportation believes these initiatives have resulted in a more streamlined cost structure and optimized workforce to position it for growth in the recovering U.S. freight rail market and in international markets.

Factors Impacting GE Transportation’s Performance

GE Transportation primarily serves the worldwide freight and transit rail industries. As such, its operating results are largely dependent on the level of activity, financial condition and capital spending plans of railroads and passenger transit agencies around the world, and transportation equipment manufacturers who serve those markets. Many factors influence these industries, including general economic conditions; traffic volumes, as measured by freight carloadings and passenger ridership; government spending on public transportation; and investment in new technologies. In general, trends such as increasing urbanization, a focus on sustainability and environmental awareness, an aging equipment fleet, and growth in global trade are expected to drive continued investment in freight and transit rail.

GE Transportation monitors a variety of factors and statistics to gauge market activity. Freight rail markets around the world are driven primarily by overall economic conditions and activity, while transit markets are driven primarily by government funding and passenger ridership. Changes in these market drivers can cause fluctuations in demand for GE Transportation's products and services.

According to the 2016 edition of a market study by UNIFE, the Association of the European Rail Industry, the accessible global market for railway products and services was more than $100 billion, and was expected to grow at about 3.2% annually through 2021. The three largest geographic markets, which represented about 80% of the total accessible market, were Europe, North America and Asia Pacific. UNIFE projected above-average growth in Asia Pacific and Europe due to overall economic growth and trends such as urbanization and increasing mobility, deregulation, investments in new technologies, energy and environmental issues, and increasing government support. The largest product segments of the market were rolling stock, services and infrastructure, which represented almost 90% of the accessible market. UNIFE projected spending on rolling stock to grow at an above-average rate due to increased investment in passenger transit vehicles. UNIFE estimated that the global installed base of locomotives was about 114,000 units, with about 32% in Asia Pacific, about 25% in North America and about 18% in Russia/CIS.

In North America, railroads carry about 40% of long distance freight travelling over 750 miles, as measured by ton-miles, which is more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. The railroads carry a wide variety of commodities and goods, including coal, metals, minerals, chemicals, grain, and petroleum. These commodities represent about 50% of total rail carloadings, with intermodal carloads accounting for the rest. Railroads operate in a competitive environment, especially with the trucking industry and the emergence of autonomous trucks, and are always seeking ways to improve safety, cost and reliability. New technologies offered by GE Transportation and others in the industry can provide some of these benefits. Demand for GE Transportation’s locomotives, freight related products and services in North America is driven by a number of factors, including rail traffic, average railroad velocity and production of new locomotives and new freight cars. In the U.S., the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. Demand for North American passenger transit products is driven by a number of factors, including government funding, deliveries of new subway cars and buses, and ridership. The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems. Demand for GE Transportation’s services is affected by the number of parked locomotives, which hit historic highs in 2016 and has slightly recovered in 2017.

Growth in the Asia Pacific market has been driven mainly by the continued urbanization of China and India, and by investments in freight rail rolling stock and infrastructure in Australia to serve its mining and natural resources markets. India is making significant investments in rolling stock and infrastructure to modernize its rail system; for example, the country has awarded a 1,000-unit locomotive order to GE Transportation. UNIFE expected the increased spending in India to offset decreased spending on very-high-speed rolling stock in China.

Other key geographic markets include Russia/CIS and Africa-Middle East. With about 1.4 million freight cars and about 28,000 locomotives, Russia/CIS is among the largest freight rail markets in the world, and it’s expected to invest in both freight and transit rolling stock. PRASA, the Passenger Rail Agency of South Africa, is expected to continue to invest in new transit cars and new locomotives. According to UNIFE, emerging markets were expected to grow at above-average rates as global trade led to increased freight volumes and urbanization led to increased demand for efficient mass-transportation systems. As this growth occurs, GE Transportation expects to have additional opportunities to provide products and services to both new customers and the installed base in these markets.

In its study, UNIFE also said it expected increased investment in digital tools for data and asset management, and in rail control technologies, both of which would improve efficiency in the global rail industry. UNIFE said data-driven asset management tools have the potential to reduce equipment maintenance costs and improve asset utilization, while rail control technologies have been focused on increasing track capacity, improving operational efficiency and ensuring safer railway traffic. GE Transportation offers integrated solutions to help customers make ongoing investments in these initiatives.

In 2018 and beyond, general global economic and market conditions will have an impact on GE Transportation’s sales and operations. To the extent that these factors cause instability of capital markets amid a rising interest rate environment, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market GE Transportation’s products effectively with a higher cost of capital, GE Transportation’s business and results of operations could be materially adversely affected. In addition, GE Transportation faces risks inherent in global expansion and risk associated with its four-point growth strategy, including the level of investment in innovation that customers are willing to make, especially in integrated technologies developed by the industry and GE Transportation. When necessary, GE Transportation will modify its financial and operating strategies to reflect changes in market conditions and risks.

Presentation

Certain terms are used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation” as follows:

•	Equipment segment: GE Transportation’s Equipment segment is a leading manufacturer of diesel-electric locomotives serving freight and passenger railroads. GE Transportation produces products and solutions that help railroads reduce operating costs, decrease fuel use, minimize downtime and comply with stringent emissions standards. In addition to locomotives, GE Transportation also produces a range of engines, electric motors and premium propulsion systems used in mining, marine, stationary power and drilling applications.
•	Services segment: GE Transportation’s Services segment is responsible for supporting railroads in the operation of their fleet of GE Transportation locomotives in an efficient manner throughout their entire lifecycle in terms of safety, availability, reliability and economic performance. GE Transportation provides aftermarket parts and services to GE Transportation’s global installed base, including predictive maintenance, regular maintenance, and unscheduled maintenance and overhaul services for locomotives. GE Transportation’s offerings include supply of parts, technical support and locomotive modernizations. Commercially, locomotive maintenance can be contracted on a fully transactional basis or through multi-year contracts (Contractual Service Agreements or “CSAs”), where GE Transportation assumes certain service activities, and the related performance risks, in return for fixed and variable payments based on underlying utilization of the asset(s) covered.

•	Digital segment: GE Transportation’s Digital segment combines a history of industrial leadership with cutting-edge data science and analytics acumen to create an efficient, productive and reliable digital-rail ecosystem, from mine to port, from shipper to receiver, from port to intermodal terminals to main line locomotives and railcars and across train yards and operation centers. GE Transportation’s Digital segment develops and works with GE Transportation’s customers to implement a comprehensive set of software-enabled solutions that deliver significant benefits across the transportation and mining landscape. Characterized by in-house and boutique solution providers, the breadth and market presence of GE Transportation’s Digital solutions have positioned GE Transportation as a key player for digital innovation.
•	Sales (costs) of goods: Goods primarily consists of GE Transportation’s Equipment segment, as well as part sales in GE Transportation’s Services segment and some Digital segment products. Specifically, goods consist of locomotives, locomotive parts, modernizations, marine, stationary and drilling apparatuses and parts, mining equipment and parts, and digital equipment.
•	Sales (costs) of services: Services primarily consists of GE Transportation’s Services segment, as well as some Digital segment products. Sales and costs of services consists of maintenance services, marine, stationary and drilling services, mining services, and digital services.

Results of Operations

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

The following table sets forth GE Transportation’s income statement data for the six months ended June 30, 2018 and 2017:

	For the Six Months Ended June 30
	2018	2017	Variation ($)	Variation (%)
	In thousands, except for percentages
Income Statement Data:
Revenues
Sales of goods	$1,101,781	$1,312,160	$(210,379)	(16)%
Sales of services	672,107	668,425	3,682	1%
Total revenues	1,773,888	1,980,585	(206,697)	(10)%
Cost of revenues
Cost of goods sold	881,336	1,116,321	(234,985)	(21)%
Cost of services sold	405,955	446,245	(40,290)	(9)%
Gross profit	486,597	418,019	68,578	16%
Selling, general and administrative expenses	264,770	228,713	36,057	16%
Impairment of goodwill	—	—	—
Non-operating benefit costs	5,155	11,262	(6,107)	(54)%
Other (expense) income	(4,362)	(20,961)	16,599	(79)%
Earnings before income taxes	212,310	157,083	55,227	35%
Provision for income taxes	(44,084)	(56,984)	12,900	(23)%
Net earnings	168,226	100,099	68,127	68%
Less net earnings attributable to noncontrolling interests	4,136	6,811	(2,675)	(39)%
Net earnings attributable to GE	$164,090	$93,288	$70,802	76%

	For the Six Months Ended June 30
	2018	2017	Variation ($)	Variation (%)
	In thousands, except for percentages
Other comprehensive (loss) income
Foreign currency translation adjustments	(20,849)	20,078	(40,927)	(204)%
Benefit plans, net of taxes	2,173	772	1,401	181%
Other comprehensive (loss) income, net of taxes	(18,676)	20,850	(39,526)	(190)%
Less other comprehensive income (loss) attributable to noncontrolling interests	(2,400)	1,331	(3,731)	(280)%
Other comprehensive (loss) income attributable to GE	(16,276)	19,519	(35,795)	(183)%
Comprehensive income (loss)	149,550	120,949	28,601	24%
Less comprehensive income (loss) attributable to noncontrolling interests	1,736	8,142	(6,406)	(79)%
Comprehensive income attributable to GE	$147,814	$112,807	$35,007	31%

Sales of goods

Sales of goods for the six months ended June 30, 2018 was $1,101,781 thousand, a decrease of $210,379 thousand, or 16%, from $1,312,160 thousand for the six months ended June 30, 2017, primarily driven by lower North American locomotive deliveries, partially offset by increased sales of locomotive parts, wheel shipments, and modernization shipments.

Sales of services

Sales of services for the six months ended June 30, 2018 was $672,107 thousand, an increase of $3,682 thousand, or 1%, from $668,425 thousand for the six months ended June 30, 2017, primarily attributable to improved margins on long-term services contracts.

Total revenues

Total revenues for the six months ended June 30, 2018 was $1,773,888 thousand, a decrease of $206,697 thousand, or 10%, from $1,980,585 thousand for the six months ended June 30, 2017, primarily due to a 59% decline in locomotive unit shipments, partially offset by a 133% increase in mining wheel unit shipments and locomotive spare parts up 44%.

Cost of goods sold

Cost of goods sold for the six months ended June 30, 2018 was $881,336 thousand, a decrease of $234,985 thousand, or 21%, from $1,116,321 thousand for the six months ended June 30, 2017, in-line with the decline in locomotive deliveries in North America and reduction in restructuring charges of $47,660 thousand, partly offset by increased volume on locomotive parts and mining wheels.

Cost of services sold

Cost of services sold for the six months ended June 30, 2018 was $405,955 thousand, a decrease of $40,290 thousand, or 9%, from $446,245 thousand for the six months ended June 30, 2017. The decrease in cost of services sold was driven by lower volume on service contracts.

Gross profit

Gross profit for the six months ended June 30, 2018 was $486,597 thousand, an increase of $68,578 thousand, or 16%, from $418,019 thousand for the six months ended June 30, 2017. The gross margin on both goods and services improved in the first half of 2018, attributable to increased services, mining and locomotive parts volume and lower restructuring charges, partially offset by lower locomotive shipments. In addition, the mix of goods versus services shifted favorably towards services, improving overall business margins to 27% compared to 21% for the six months ended June 30, 2017. Gross margin on sales of goods was 20% compared to 15% for the six months ended June 30, 2017, and gross margin on sales of services was 40% compared to 33% for the six months ended June 30, 2017.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended June 30, 2018 was $264,770 thousand, an increase of $36,057 thousand, or 16%, from $228,713 thousand for the six months ended June 30, 2017, primarily attributable to costs associated with the Transactions.

Impairment of goodwill

There was no impairment of goodwill for the six months ended June 30, 2018 or for the six months ended June 30, 2017.

Non-operating benefit costs

Non-operating benefit costs for the six months ended June 30, 2018 was $5,155 thousand, a decrease of $6,107 thousand, or 54%, from $11,262 thousand for the six months ended June 30, 2017, primarily attributable to a decrease in pension costs assessed by GE.

Other (expense) income

Other (expense) income for the six months ended June 30, 2018 was $(4,362) thousand, a decrease of $16,599 thousand, or 79%, from $(20,961) thousand for the six months ended June 30, 2017, primarily driven by lower interest expense from receivables factoring. Additionally, there were favorable foreign exchange rate fluctuations.

Income taxes

The effective income tax rate was 21% and 36% in the six months ended June 30, 2018 and 2017, respectively. The rate for 2018 benefited from a lower U.S. statutory rate effective for years beginning in 2018 due to U.S. tax reform and favorable changes in mix of earnings. GE Transportation’s operating results are included in the consolidated income tax returns of GE where allowable. The provision for income taxes represents federal, state and local, and non-U.S. taxes on income calculated on a separate tax return basis. As a separate stand-alone company, GE Transportation’s tax profile may differ from historical results.

Net earnings

Net earnings for the six months ended June 30, 2018 was $168,226 thousand, an increase of $68,127 thousand, or 68%, from $100,099 thousand for the six months ended June 30, 2017, primarily attributable to gross profit improvement, lower benefit costs and lower income tax expense.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table sets forth GE Transportation’s income statement data for the years ended December 31, 2017 and 2016:

	For the Year Ended December 31
	2017	2016	Variation ($)	Variation (%)
	In thousands, except for percentages
Income Statement Data:
Revenues
Sales of goods	$2,546,637	$3,046,546	$(499,909)	(16)%
Sales of services	1,383,671	1,560,045	(176,374)	(11)%
Total revenues	3,930,308	4,606,591	(676,283)	(15)%
Cost of revenues
Cost of goods sold	2,129,684	2,525,838	(396,154)	(16)%
Cost of services sold	877,390	909,116	(31,726)	(3)%
Gross profit	923,234	1,171,637	(248,403)	(21)%
Selling, general and administrative expenses	449,651	432,229	17,422	4%
Impairment of goodwill	—	2,027	(2,027)	(100)%
Non-operating benefit costs	16,877	18,455	(1,578)	(9)%
Other (expense) income	(24,307)	(11,409)	(12,898)	113%
Earnings before income taxes	432,399	707,517	(275,118)	(39)%
Provision for income taxes	(44,303)	(167,428)	123,125	(74)%
Net earnings	388,096	540,089	(151,993)	(28)%
Less net earnings attributable to noncontrolling interests	14,311	6,144	8,167	133%
Net earnings attributable to GE	373,785	533,945	(160,160)	(30)%
Other comprehensive income (loss)
Foreign currency translation adjustments	15,568	22,970	(7,402)	(32)%
Benefit plans, net of taxes	459	(1,092)	1,551	(142)%
Other comprehensive income (loss), net of taxes	16,027	21,878	(5,851)	(27)%
Less other comprehensive income (loss) attributable to noncontrolling interests	703	(6,101)	6,804	(112)%
Other comprehensive income (loss) attributable to GE	15,324	27,979	(12,655)	(45)%
Comprehensive income (loss)	404,123	561,967	(157,844)	(28)%
Less comprehensive income (loss) attributable to noncontrolling interests	15,014	43	14,971	34,816%
Comprehensive income attributable to GE	$389,109	$561,924	(172,815)	(31)%

Sales of goods

Sales of goods for the year ended December 31, 2017 was $2,546,637 thousand, a decrease of $499,909 thousand, or 16%, from $3,046,546 thousand for the year ended December 31, 2016. Locomotive unit shipments were down 42%, driven by a 72% decrease of North America shipments, partially offset by a 36% increase in international locomotive shipments. Locomotive shipment decline was partially offset by an 82% increase in mining wheel shipments and a 24% increase in sales of locomotive spare parts.

Sales of services

Sales of services for the year ended December 31, 2017 was $1,383,671 thousand, a decrease of $176,374 thousand, or 11%, from $1,560,045 thousand for the year ended December 31, 2016.

Contractual services were down 11%, primarily driven by lower volume on existing long term maintenance contracts attributable to lower asset utilization by North American customers reducing the need for spare parts and maintenance. Though carload volumes improved slightly in 2017 and the number of parked locomotives declined, parking still remained near historically high levels and the environment for sales of services remained challenging. The decline in sales of services was partly offset by continued sales to the international installed base, as well as aftermarket digital product sales, which continued to see growth.

Total revenues

Total revenues for the year ended December 31, 2017 was $3,930,308 thousand, a decrease of $676,283 thousand, or 15%, from $4,606,591 thousand for the year ended December 31, 2016. The Equipment segment was the largest contributor to the decline in revenues with a $676,272 thousand decline, or 28%. International revenues increased as a percentage of total revenues over 2016, up to 45% of total revenues compared to 38% of total revenues in 2016.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2017 was $2,129,684 thousand a decrease of $396,154 thousand, or 16%, from $2,525,838 thousand for the year ended December 31, 2016. The decrease was due to the decrease in North America shipments discussed above and a $36,766 thousand decrease in restructuring costs, partially offset by increased costs from increased international locomotive shipments, mining wheels and locomotive spare parts volume discussed above.

Cost of services sold

Cost of services sold for the year ended December 31, 2017 was $877,390 thousand, a decrease of $31,726 thousand, or 4%, from $909,116 thousand for the year ended December 31, 2016. The decline was due to a 9% decrease in contractual services, primarily driven by lower volume on existing long term maintenance contracts.

Gross profit

Gross profit for the year ended December 31, 2017 was $923,234 thousand, a decrease of $248,403 thousand, or 21%, from $1,171,637 thousand for the year ended December 31, 2016. Gross profit related to goods was down 20% primarily driven by softness in North American locomotive markets, partially offset by increased locomotive spare parts volume and lower restructuring charges. Gross Profit related to services were down 22% primarily driven by softness in the contractual services market for maintenance.

Selling, general and administrative expenses

Selling, general and administrative expense for the year ended December 31, 2017 was $449,651 thousand, an increase of $17,422 thousand, or 4%, from $432,229 thousand for the year ended December 31, 2016. The increase is primarily attributable to costs from new acquisitions of $8,941 thousand and restructuring costs of $4,321 thousand.

Impairment of goodwill

There was no impairment of goodwill for the year ended December 31, 2017 compared to $2,027 thousand for the year ended December 31, 2016, due in part to an improved global commodities market positively impacting the fair value of the reporting units.

Non-operating benefit costs

Non-operating benefit costs for the year ended December 31, 2017 was $16,877 thousand, a decrease of $1,578 thousand, or 9%, from $18,455 thousand for the year ended December 31, 2016, primarily due to a decrease in severance charges, partly offset by an increase in health benefits for retirees.

Other (expense) income

Other (expense) income for the year ended December 31, 2017 was $(24,307) thousand, an increase of $12,898 thousand, or 113%, from $(11,409) thousand for the year ended December 31, 2016, primarily attributable to a one-time sale of leased equipment in 2016.

Income taxes

The effective income tax rate was significantly reduced to 10% in the year ended December 31, 2017 from 24% in the year ended December 31, 2016. The decrease in the effective rate was primarily the result of newly enacted U.S. tax reform regulations.

Net earnings

Net earnings for the year ended December 31, 2017 was $388,096 thousand a decrease of $151,993 thousand, or 28%, from $540,089 thousand for the year ended December 31, 2016. The main contributing factor for the decrease in net earnings was the decline in North American locomotive sales, partly offset by recent growth in sales of mining equipment and parts.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	For the Year Ended December 31
	2016	2015	Variation ($)	Variation (%)
	In thousands, except for percentages
Income Statement Data:
Revenues
Sales of goods	$3,046,546	$3,998,100	$(951,554)	(24)%
Sales of services	1,560,045	1,423,379	136,666	10%
Total revenues	4,606,591	5,421,479	(814,888)	(15)%
Cost of revenues
Cost of goods sold	2,525,838	3,163,798	(637,960)	(20)%
Cost of services sold	909,116	931,745	(22,629)	(2)%
Gross profit	1,171,637	1,325,936	(154,299)	(12)%
Selling, general and administrative expenses	432,229	414,488	17,741	4%
Impairment of goodwill	2,027	85,421	(83,394)	(98)%
Non-operating benefit costs	18,455	16,249	2,206	14%
Other (expense) income	(11,409)	27,121	(38,530)	(142)%
Earnings before income taxes	707,517	836,899	(129,382)	(15)%
Provision for income taxes	(167,428)	(349,275)	181,847	(52)%
Net earnings	540,089	487,624	52,465	11%
Less net earnings attributable to noncontrolling interests	6,144	7,547	(1,403)	(19)%
Net earnings attributable to GE	533,945	480,077	53,868	11%
Other comprehensive income (loss)
Foreign currency translation adjustments	22,970	(42,755)	65,725	(154)%
Benefit plans, net of taxes	(1,092)	120	(1,212)	(1,010)%
Other comprehensive income (loss), net of taxes	21,878	(42,635)	64,513	(151)%
Less other comprehensive income (loss) attributable to noncontrolling interests	(6,101)	3,194	(9,295)	(291)%
Other comprehensive income (loss) attributable to GE	27,979	(45,829)	73,808	(161)%
Comprehensive income (loss)	561,967	444,989	116,978	26%
Less comprehensive income (loss) attributable to noncontrolling interests	43	10,741	(10,698)	(100)%
Comprehensive income attributable to GE	$561,924	$434,248	$127,676	29%

Sales of goods

Sales of goods for the year ended December 31, 2016 was $3,046,546 thousand, a decrease of $951,554 thousand, or 24%, from $3,998,100 thousand for the year ended December 31, 2015, primarily attributable to the Equipment segment. North American locomotive deliveries as well the demand for replacement parts declined. Challenges in the coal and petroleum industries led to a decrease in carload volumes, which in turn led to a significant increase in the number of parked locomotives.

Sales of services

Sales of services for the year ended December 31, 2016 was $1,560,045 thousand, an increase of $136,666 thousand, or 10%, from $1,423,379 thousand for the year ended December 31, 2015, primarily driven by the Services segment. North America maintenance and non-U.S. sales of services were both favorable compared to the prior year. Increased sales of services were also due in part to growth in sales of Digital.

Total revenues

Total revenues for the year ended December 31, 2016 was $4,606,591 thousand, a decrease of $814,888 thousand, or 15%, from $5,421,479 thousand for the year ended December 31, 2015. The decline in total revenues was primarily attributable to the Equipment segment. Non-U.S. revenues increased as a percentage of total revenues over 2015, up to 38% of total revenues compared to 31% of total revenues in 2015.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2016 was $2,525,838 thousand, a decrease of $637,960 thousand, or 20%, from $3,163,798 thousand for the year ended December 31, 2015, primarily attributable to the associated costs related to declining North American locomotive deliveries and replacement parts.

Cost of services sold

Cost of services sold for the year ended December 31, 2016 was $909,116 thousand, a decrease of $22,629 thousand, or 2%, from $931,745 thousand for the year ended December 31, 2015, primarily attributable to lower costs associated with the disposal of the signaling business in November 2015.

Gross profit

Gross profit for the year ended December 31, 2016 was $1,171,637 thousand, a decrease of $154,299 thousand, or 12%, from $1,325,936 thousand for the year ended December 31, 2015. The decline in gross profit was primarily attributable to challenging market conditions in North America. Total gross margin remained at 25% from 2015. Gross margins on sales of goods fell to 17% in 2016, down from 21% in 2015. Gross margins on sales of services grew to 42% in 2016, up from 35% in 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2016 was $432,229 thousand, an increase of $17,741 thousand, or 4%, from $414,488 thousand for the year ended December 31, 2015, primarily attributable to an increase of restructuring costs.

Impairment of goodwill

Impairment of goodwill for the year ended December 31, 2016 was $2,027 thousand, a decrease of $83,394 thousand, or 98%, from $85,421 thousand for the year ended December 31, 2015. The suppression of the global commodities market and the resulting impact on the global mining investment environment led to a revision of expected cash flows for all reporting units in 2015, resulting in an impairment of goodwill. In 2016, the goodwill impairment for the Equipment segment was reversed due to a slight improvement in market conditions.

Non-operating benefit costs

Non-operating benefit costs for the year ended December 31, 2016 was $18,455 thousand, an increase of $2,206 thousand, or 14%, from $16,249 thousand for the year ended December 31, 2015, primarily due to a decrease in pension and severance costs offset by an increase in health benefits for retirees.

Other (expense) income

Other (expense) income for the year ended December 31, 2016 was $(11,409) thousand, a decrease of $38,530 thousand, or 142%, from $27,121 thousand for the year ended December 31, 2015, primarily attributable to foreign exchange fluctuations and partly offset by a one-time sale of leased equipment in 2016.

Income taxes

The effective income tax rate was reduced to 24% in the year ended December 31, 2016 from 42% in the year ended December 31, 2015. The decrease in the effective tax rate is primarily the result of foreign operations and foreign tax credits.

Net earnings

Net earnings for the year ended December 31, 2016 was $540,089 thousand, an increase of $52,465 thousand, or 11%, from $487,624 thousand for the year ended December 31, 2015. The increase in net earnings was primarily due to improved margins in GE Transportation’s services business, partly offset by declining margins for sales of goods.

Cash Flows

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2018	2017	2017	2016	2015
In thousands	(in thousands of U.S. dollars)
Net earnings	$168,226	$100,099	$388,096	$540,089	$487,624
Less net earnings attributable to noncontrolling interests	4,136	6,811	14,311	6,144	7,547
Net earnings attributable to GE	164,090	93,288	373,785	533,945	480,077
Cash provided by (used for) operating activities	76,436	(34,120)	322,004	853,712	875,234
Cash provided by (used for) investing activities	(68,393)	(143,973)	(200,956)	(168,214)	(225,875)
Cash provided by (used for) financing activities	20,548	229,226	(171,062)	(625,586)	(622,770)
Effect of currency exchange rate changes on cash and equivalents	(2,413)	10,139	4,201	4,133	(7,784)
Increase in cash and equivalents	26,178	61,272	(45,813)	64,045	18,805
Cash and cash equivalents at beginning of period	105,338	151,151	151,151	87,106	68,301
Cash and cash equivalents at end of period	$131,516	$212,423	$105,338	$151,151	$87,106

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Operating Activities

Cash provided by operating activities was $76,436 thousand during the first six months of 2018, an increase of $110,556 thousand, from $(34,120) thousand during the prior year period. The increase was primarily due to increased earnings and an increase in accounts payable. The increase was partly offset by increases in inventory.

Investing Activities

Cash (used for) investing activities in the first six months of 2018 was $(68,393) thousand, a reduction of $75,580 thousand, from $(143,973) thousand during the prior year period. The decrease was driven by reduced investment in property, plant and equipment and internal-use software, proceeds from the disposition of mining equipment, and decreased investment in associated companies.

Financing Activities

Cash provided by financing activities was $20,548 thousand in the first six months of 2018, a decrease of $208,678 thousand, from $229,226 thousand during the prior year period. The decrease was primarily due to an increase of $214,972 thousand in payments to GE when compared to the six months ending June 30, 2017 in addition to a decrease in other financing activities, partly offset by newly issued debt.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Activities

Cash provided by operating activities was $322,004 thousand during the year ended December 31, 2017, a decrease of $531,708 thousand, from $853,712 thousand during the year ended December 31, 2016. Net income decreased $160,160 thousand driven primarily by North American locomotive deliveries and services volume decline. Working Capital decreased by $205,085 thousand driven primarily by progress payments ($202,350 thousand). In addition, there was a $150,152 thousand decrease related to deferred income taxes as a result of the U.S. tax reform.

Investing Activities

Cash (used for) investing activities was $(200,956) thousand during the year ended December 31, 2017, a decrease of $32,742 thousand, from $(168,214) thousand in year ended December 31, 2016. This was mainly due to an increase in GE Transportation’s non-U.S. manufacturing footprint and continued investment in GE Transportation’s Digital business, partly offset by proceeds from the sale of assets as part of GE Transportation’s restructuring activities.

Financing Activities

Cash (used for) financing activities was $(171,062) thousand during the year ended December 31, 2017, an increase of $454,524 thousand, from $(625,586) thousand in the year ended December 31, 2016, mainly due to a substantial $499,998 thousand reduction in payments to GE when compared to 2016. GE Transportation also made repayments of debt, which were partly offset by newly issued debt.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Activities

Cash provided by operating activities was $853,712 thousand during the year ended December 31, 2016, a decrease of $21,522 thousand, from $875,234 thousand during the year ended December 31, 2015. Positive cash flows from net earnings and inventory sell-downs were offset by negative working capital movements.

Investing Activities

Cash (used for) investing activities was $(168,214) thousand during the year ended December 31, 2016, a decrease of $57,661, from $(225,875) thousand in year ended December 31, 2015. This was mainly due to a reduction of GE Transportation’s capital expenditures, offset by GE Transportation’s expansion of non-U.S. manufacturing capacity.

Financing Activities

Cash (used for) financing activities was $(625,586) thousand during the year ended December 31, 2016, a decrease of $2,816 thousand, from $(622,770) thousand in the year ended December 31, 2015, mainly due to no new debt being issued in 2016, and a slightly reduced payment to GE.

Indebtedness

As of June 30, 2018, GE Transportation’s borrowings consisted principally of two unsecured term loans, an unsecured loan facility and a series of unsecured loans.

Unsecured term loans

In November 2012, GE Transportation entered into two unsecured term loans with General Electric Europe Holdings C.V. for a total of $131,545 thousand. The debt was related to the acquisition of Industrea Limited, a move that expanded GE Transportation's product offering to the underground mining space. The estimated fair value approximates the carrying value. The debt carried a 5.07% interest rate, paid annually for the first year, with the interest rate resetting on the anniversary of the loan to the mid-rate of the one year swap rate plus a credit spread of 200 basis points. In November 2015, GE Transportation extended both agreements by five years from the day of signing to a maturity date in November 2020 and amended the interest rate to the mid-rate of the one year swap rate plus a credit spread of 175 basis points. In May and November 2017, GE Transportation terminated both loans early utilizing cash pool resources.

Unsecured loan facility

In September 2017, GE Transportation entered into an unsecured loan facility agreement with Wipro GE Healthcare Private Limited to fund various ongoing projects and operational requirements. The loan has a total value of $68,703 thousand, disbursed in three tranches. As of December 31, 2017 the first two tranches had been disbursed with a total value of $44,256 thousand. The final tranche will be disbursed in January 2018. The loan carries an 8% annual interest rate, paid quarterly until the maturity of the loan in January 2020.

Unsecured loans

Beginning in September 2014, GE Transportation entered into a series of unsecured loans with BNDES, a Brazilian Development Bank. GE Transportation receives financing using local resources from this bank. The amounts outstanding under these loans as of December 31, 2017 and 2016 classified as short-term borrowings is $0 and $21,195 thousand, respectively. As of December 31, 2017, all of the BNDES loans had been paid in full and terminated. The weighted-average interest rate as of December 31, 2016 was 8.36%.

Off Balance Sheet Obligations

As of June 30, 2018 and December 31, 2017, GE Transportation had off-balance sheet credit exposure for unused letters of credit, bank guarantees, bid bonds and surety bonds of approximately $679,779 thousand and $532,196 thousand, respectively.

Contractual Obligations, Commitments and Contingencies

Future minimum lease payments on non-cancelable operating lease arrangements, net of amounts due under subleases, as of December 31, 2017, consist of the following:

In thousands	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$100,097	23,670	24,083	15,915	36,429

GE Transportation did not enter into any additional material operating leases during the six months ended June 30, 2018. Additionally, GE Transportation did not enter into any significant capital leases during the three years ended December 31, 2017 or in the six months ended June 30, 2018.

Quantitative and Qualitative Disclosure About Market Risk

GE Transportation’s business involves buying, manufacturing and selling components and products across global markets. These activities expose GE Transportation to changes in foreign currency exchange rates and commodity prices which can adversely affect revenues earned and costs of its operating businesses. When the currency in which equipment is sold differs from the primary currency of the legal entity and the exchange rate fluctuates, it will affect the revenue earned on the sale. These sales and purchase transactions also create receivables and payables denominated in foreign currencies and exposure to foreign currency gains and losses based on changes in exchange rates. Changes in the price of raw materials used in manufacturing can affect the cost of manufacturing. GE Transportation uses derivatives to mitigate or eliminate these exposures, where appropriate. Most derivative activity consists of currency exchange and commodity contracts.

Critical Accounting Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires GE Transportation’s management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of any contingent assets or liabilities at the date of these combined financial statements and the reported amounts of revenue and expenses during the reporting period. GE Transportation bases its estimates and judgments on historical experience and on various other assumptions and information that it believes to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as GE Transportation’s operating environment changes. While GE Transportation believes that the estimates and assumptions used in the preparation of these combined financial statements are appropriate, actual results could differ from those estimates.

Estimates are used for, but are not limited to, determining the following: estimates of variable revenues and/or costs on long-term revenue generating contracts, recoverability of long-lived assets and inventory, valuation of goodwill; useful lives used in depreciation and amortization; income taxes and related valuation allowances; accruals for contingencies including warranties; actuarial assumptions used to determine costs on employee benefit plans, valuation assumptions for long term stock-based compensation expense, valuation and recoverability of receivables, valuation of derivatives and the fair value of assets acquired and liabilities assumed in acquisitions.

As GE Transportation’s combined financial statements will be distributed to users of GE Transportation’s financial statements on a carve-out basis for the first time in 2018, GE Transportation has applied the following new guidance for these combined financial statements.

Revenue from contracts with customers

Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, (ASC 606), requires GE Transportation to make certain estimates that affect the amount and timing of revenue recognized in a given period, primarily related to equipment and service contracts that are recognized on an overtime basis (refer to Note 2 and Note 3 to GE Transportation’s audited financial statements incorporated by reference herein for further discussion of GE Transportation’s accounting policy for these contracts). The most critical estimates relevant to GE Transportation’s revenue accounting are related to GE Transportation’s long-term CSAs as discussed below.

GE Transportation enters into CSA contracts with GE Transportation’s customers, which require GE Transportation to provide preventative maintenance, asset overhaul / updates, and standby "warranty-type" services that include certain levels of assurance regarding asset performance and uptime throughout the contract periods, which generally range from 5 to 25 years. Contract modifications that extend or revise contract terms are not uncommon and generally result in GE Transportation’s recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract). GE Transportation’s revenue recognition on CSAs requires estimates of both customer payments expected to be received over the contract term as well as the costs expected to be incurred to perform required maintenance services. GE Transportation routinely reviews estimates under product services agreements and regularly revise them to adjust for changes in outlook as described below.

GE Transportation recognizes revenue as it performs under these arrangements using an over-time accounting model based on costs incurred relative to total expected costs. Throughout the life of a contract, this measure of progress captures the nature of the timing and extent of GE Transportation’s underlying performance activities as GE Transportation’s stand-ready services often fluctuate between routine inspections and maintenance, unscheduled service events and major overhauls at pre-determined usage intervals. Customers generally pay GE Transportation based on the utilization of the asset (per hour of usage for example) or upon the occurrence of a major event within the contract such as an overhaul. As a result, a significant estimate in determining expected revenues of a contract is estimating how customers will utilize their assets over the term of the agreement. Changes in customer utilization can influence the timing and extent of overhauls and other service events over the life of the contract.

As a result, the revenue recognized each period is dependent on GE Transportation’s estimate of how a customer will utilize their assets over the term of the agreement. GE Transportation generally uses a combination of both historical utilization trends as well as forward-looking information such as market conditions and potential asset retirements in developing GE Transportation’s revenue estimates. This estimate of customer utilization will impact both the total contract billings and costs to satisfy GE Transportation’s obligation to maintain the equipment. To the extent required, GE Transportation limits the amount of variable consideration used to estimate GE Transportation’s transaction price such that it is improbable that a significant revenue reversal will occur in future periods.

To develop GE Transportation’s cost estimates, GE Transportation considers the timing and extent of future maintenance and overhaul events, including the amount and cost of labor, spare parts and other resources required to perform the services. In developing GE Transportation’s cost estimates, GE Transportation utilizes a combination of GE Transportation’s historical cost experience and expected cost improvements. Cost improvements are only included in future cost estimates after savings have been observed in actual results or proven effective through an extensive regulatory or engineering approval process.

GE Transportation regularly assesses customer credit risk inherent in the carrying amounts of receivables and contract assets and estimated earnings, including the risk that contractual penalties may not be sufficient to offset GE Transportation’s accumulated investment in the event of customer termination. GE Transportation gains insight into future utilization and cost trends, as well as credit risk, through GE Transportation’s knowledge of the installed base of equipment and the close interaction with GE Transportation’s customers that comes with supplying critical services and parts over extended periods.

Long-lived assets

GE Transportation reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. GE Transportation derives the required undiscounted cash flow estimates from GE Transportation’s historical experience and GE Transportation’s internal business plans. To determine fair value, GE Transportation uses quoted market prices when available, GE Transportation’s internal cash flow estimates discounted at an appropriate discount rate and independent appraisals, as appropriate.

See Note 2 to GE Transportation’s audited financial statements incorporated by reference herein for further information on impairment losses.

Goodwill and other identified intangible assets

GE Transportation tests goodwill for impairment annually each year. The impairment test consists of two steps: in step one, the carrying value of the reporting unit is compared with its fair value; in step two, which is applied when the carrying value is more than its fair value, the amount of goodwill impairment, if any, is derived by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of its equity, and comparing that amount with the carrying amount of goodwill. GE Transportation determines fair values for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. GE Transportation assesses the valuation methodology based upon the relevance and availability of the data at the time GE Transportation performs the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

Valuations using the market approach are derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services. A market approach is limited to reporting units for which there are publicly traded companies that have the characteristics similar to GE Transportation’s businesses.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. GE Transportation uses its internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on GE Transportation’s most recent views of the long-term outlook for each business. Actual results may differ from those assumed in GE Transportation’s forecasts. GE Transportation derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to GE Transportation’s reporting units to estimate the cost of equity financing. GE Transportation uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in GE Transportation’s internally developed forecasts.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods.

GE Transportation reviews identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. GE Transportation tests intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows.

See Notes 2 and 8 to GE Transportation’s audited financial statements incorporated by reference herein for further information.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill. This ASU simplifies the measurement of goodwill impairment to a single-step test. The guidance removes step two of the goodwill impairment test, which requires a hypothetical purchase price allocation, and will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Under the revised guidance, failing step one will always result in goodwill impairment. The new guidance is effective for annual and interim goodwill impairment tests beginning after December 15, 2019 and early adoption is permitted. GE Transportation is currently evaluating the impact of the adoption of ASU 2017-04 on GE Transportation’s combined financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models under current U.S. GAAP, which generally require that a loss be incurred before it is recognized. The new standard will also apply to receivables arising from revenue transactions such as contract assets and accounts receivables and is effective for fiscal years beginning after December 15, 2019. GE Transportation continues to evaluate the effect of the standard on GE Transportation’s combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), creating ASC Subtopic 842, Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter, with early adoption permitted. GE Transportation is currently evaluating the impact of the adoption of ASU 2016-02 on GE Transportation’s combined financial statements.

DESCRIPTION OF THE NOTES

General

The notes offered hereby will be our unsecured senior debt securities as described in the accompanying prospectus. The following description of the particular terms of the notes and the related guarantees thereof supplements, and to the extent inconsistent therewith, supersedes the description under “Description of Debt Securities” in the accompanying prospectus. The notes and the related guarantees thereof will be issued under an Indenture dated as of August 8, 2013, between Wabtec and Wells Fargo Bank, National Association, as trustee (the “Trustee”), (such indenture, as previously amended and supplemented, the “Base Indenture”) as supplemented by one or more supplemental indentures to be entered into on the closing date among Wabtec, the Guarantors (as defined below) and the Trustee (the Base Indenture as so supplemented on the closing date, the “Indenture”). The Indenture has been qualified and is subject to and governed by the Trust Indenture Act of 1939, as amended (the “TIA”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes and the related guarantees. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. A copy of the Base Indenture has been filed with the SEC and is incorporated by reference into the registration statement of which this prospectus supplement forms a part. References to “we,” “us” and “our” in this section are only to Westinghouse Air Brake Technologies Corporation (“Wabtec”) and not Wabtec together with any of its subsidiaries. Certain defined terms used in this section but not defined herein have the respective meanings assigned to such terms in the Indenture.

Principal Amount; Maturity

The aggregate principal amount of the notes offered hereby initially will be limited to $2.5 billion comprised as follows:

•	$500,000,000 initial aggregate principal amount of Floating Rate Senior Notes maturing on September 15, 2021 (the “floating rate notes”);
•	$750,000,000 initial aggregate principal amount of 4.150% Senior Notes maturing on March 15, 2024 (the “2024 notes”); and
•	$1,250,000,000 initial aggregate principal amount of 4.700% Senior Notes maturing on September 15, 2028 (the “2028 notes” and, together with the floating rate notes and the 2024 notes, the "notes").

If the maturity date for the notes of any series falls on a day that is not a business day, the related payment of interest and principal will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest on such payment will accrue for the period from and after the maturity date.

The notes of each series are issuable only in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We may, without the consent of the holders of the notes, “reopen” the notes of a particular series and issue additional notes that have the same ranking, interest rate, maturity date and other terms as the notes of such series being offered by this prospectus supplement (except for the issue date, the public offering price and, in some cases, the first interest payment date). These additional notes of a series, together with the notes of such series offered by this prospectus supplement, would constitute a single series of debt securities under the Indenture, provided that if the additional notes of such series are not fungible with the notes of such series for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number. Unless the context requires otherwise, references to “notes” in this section for all purposes includes any additional notes that may be issued from time to time.

Guarantees

Our payment obligations under the notes will be fully and unconditionally guaranteed, jointly and severally, by each of our subsidiaries that guarantees our obligations under our existing senior notes and our credit agreement, dated as of June 8, 2018, between us, Wabtec Coöperatief U.A., the other borrowers party thereto from time to time, the lenders party thereto from time to time, PNC Bank, National Association, as Administrative Agent, and the other parties thereto (the “Credit Agreement”) (collectively, the “Guarantors”), which consist of our following subsidiaries: RFPC Holding Corp., Schaefer Equipment, Inc., Standard Car Truck Company, Wabtec Holding Corp., Wabtec Railway Electronics Holdings, LLC and Workhorse Rail, LLC.

Upon the closing of the GET Transactions (as defined below), certain entities that become direct or indirect subsidiaries of Wabtec in connection with the GET Transactions will be required to become Guarantors of our obligations under the Credit Agreement and consequently will also fully and unconditionally guarantee, jointly and severally with the other Guarantors, our payment obligations under the notes. These entities also will guarantee our obligations under our existing senior notes. The guarantees of the notes, the Credit Agreement and our existing senior notes will be unsecured.

The notes also will be guaranteed by each of Wabtec’s future subsidiaries which guarantee any other indebtedness of Wabtec or any Guarantor.

The obligations of each Guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent transfer or conveyance under applicable law. See “Risk Factors—If the guarantees are deemed fraudulent conveyances or preferential transfers, a court may subordinate or void them.”

The guarantee of a Guarantor will be released:

•	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Wabtec or a subsidiary of Wabtec;
•	in connection with any sale or other disposition of all of the capital stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Wabtec or a subsidiary of Wabtec;
•	upon defeasance or satisfaction and discharge of the notes as provided under the caption “—Satisfaction and Discharge; Defeasance and Covenant Defeasance”; or
•	at such time as the Guarantor ceases to guarantee debt of Wabtec or a Guarantor, other than any such debt for which the Guarantor’s guarantee will be released concurrently with the release of the Guarantor’s guarantee of the notes, provided that such cessation does not result from payment under such guarantee.

Interest on the Notes

Floating Rate Notes

The floating rate notes will bear interest at a variable rate, reset quarterly, from the date of original issuance or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for. The interest rate for the floating rate notes for the initial Interest Period (as defined below) will be equal to the three-month LIBOR rate as determined on September 12, 2018 by the calculation agent appointed by us, which initially will be the Trustee, plus 1.050%. Following the initial Interest Period, the interest rate for the floating rate notes for each subsequent Interest Period will be equal to the three-month LIBOR rate as determined on the applicable Interest Determination Date (as defined below) by the calculation agent, plus 1.05%. In addition to changes in the interest rate payable on the floating rate notes as a result of changes in the three-month LIBOR, the interest rate for the floating rate notes is subject to adjustment, as described below under “ —Interest Rate Adjustment.” Interest on the floating rate notes will not be less than zero.

The interest rate on the floating rate notes will be reset on the first day of each Interest Period other than the initial Interest Period (each an “Interest Reset Date”). For purposes of the floating rate notes, “Interest Period” means the period from, and including, an Interest Payment Date to, but excluding, the next succeeding Interest Payment Date, except for the initial Interest Period, which will be the period from, and including, the original issue date of the floating rate notes to, but excluding, the Interest Payment Date occurring on December 15, 2018. The interest determination date for an Interest Period will be the second London Banking Day preceding the applicable Interest Reset Date for such Interest Period (the “Interest Determination Date”).

Interest on the floating rate notes is payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, an “Interest Payment Date”) to the holders of record at the close of business on the 15th calendar day (whether or not that record date is a Business Day) immediately preceding such Interest Payment Date. However, interest on the floating rate notes that we pay on the maturity date will be payable to the person to whom the principal will be payable. The initial Interest Payment Date will be December 15, 2018. The amount of interest for each day that the floating rate notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the floating rate notes outstanding on such day. The amount of interest to be paid on the floating rate notes for each Interest Period will be calculated by adding such Daily Interest Amounts for each day in such Interest Period.

If any Interest Payment Date for the floating rate notes, other than the maturity date of the floating rate notes, falls on a day that is not a Business Day, the Interest Payment Date (and the Interest Reset Date for the succeeding Interest Period) will be postponed to the next day that is a Business Day, except that if that Business Day is in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the maturity date of the floating rate notes falls on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, as if it were made on the date such payment was due, and no interest on such payment will accrue for the period from and after the maturity date. If any such Interest Payment Date (other than the maturity date) is postponed as described above, the amount of interest for the relevant Interest Period will be adjusted accordingly.

“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions in any of the city of New York, New York or a place of payment are authorized or required by law or executive order to close.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

1)	With respect to any Interest Determination Date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable Interest Period that appears on Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on that Interest Determination Date. If no rate appears, then LIBOR, in respect of that Interest Determination Date, will be determined in accordance with the provisions described in (2) and (3) below.
2)	With respect to an Interest Determination Date on which no rate appears on Reuters Screen LIBOR01 Page, except as provided in clause (3) below, as specified in (1) above, we will request the principal London offices of each of four major reference banks in the London interbank market, as selected by us, to provide us with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable Interest Period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations as calculated by us and provided to the calculation agent. If fewer than two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean, as calculated by us and provided to the calculation agent, of the rates quoted at approximately 11:00 a.m., in the City of New York, on the Interest Determination Date by three major banks in the City of New York selected by us for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by us are not providing quotations in the manner described by this sentence, LIBOR will be the same as the rate determined for the immediately preceding Interest Reset Date.

3)	Notwithstanding clause (2) above, if we or the calculation agent determine that LIBOR has been permanently discontinued, the calculation agent will use, in consultation with us, as a substitute for LIBOR (the “Alternative Rate”) and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with us, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the floating rate notes. If the calculation agent determines, and following consultation with us, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, the calculation agent shall have the right to resign as calculation agent in respect of the floating rate notes and we will appoint a successor calculation agent in respect of the floating rate notes, as provided in the applicable calculation agent agreement, between Wabtec and Wells Fargo Bank, National Association, to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on us, the Trustee and the holders of the floating rate notes. If, however, the existing calculation agent or any subsequent calculation agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR will be equal to such rate on the Interest Determination Date when LIBOR was last available on the Reuters Screen LIBOR01 Page, as determined by the calculation agent.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Reuters Screen LIBOR01 Page” means the display designated on page “LIBOR01” on Reuters (or such other page as may replace the LIBOR01 page on that service or any successor service for the purpose of displaying London interbank offered rates for United States dollar deposits of major banks).

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 8.986865% (or 0.08986865) being rounded to 8.98687% (or 0.0898687)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States laws of general application.

The calculation agent is Wells Fargo Bank, National Association, or its successor appointed by Wabtec. All determinations and any calculations made by the calculation agent for the purposes of calculating LIBOR shall be conclusive and binding on holders of the notes, Wabtec and the Trustee, absent manifest error. The calculation agent and the Trustee shall not be responsible to Wabtec, holders of the notes, or any third party for any unavailability of the LIBOR rate or failure of the reference banks to provide quotations as requested of them or as a result of the calculation agent and the Trustee having acted on any quotation or other information given by any reference bank which subsequently may be found to be incorrect or inaccurate in any way. The calculation agent and the Trustee shall have no liability to Wabtec, to the holders of the notes or to any third party as a result of losses suffered due to the lack of an applicable rate of interest or in connection with the use of an alternative rate.

Fixed Rate Notes

The 2024 notes will bear interest at a rate of 4.150% per year. The 2028 notes will bear interest at a rate of 4.700% per year. The interest rates for the 2024 notes and the 2028 notes are subject to adjustment, as described below under “ —Interest Rate Adjustment.” Interest will accrue on the 2024 notes and the 2028 notes from September 14, 2018.

Interest on the 2024 notes and the 2028 notes is payable semiannually on March 15 and September 15 of each year to the holders of record at the close of business on the March 1 and September 1 (whether or not that record date is a business day), as the case may be, immediately preceding such interest payment date. The first interest payment date for the 2024 notes and the 2028 notes will be March 15, 2019. Interest on the 2024 notes and the 2028 notes will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date on the 2024 notes and the 2028 notes is not a business day, the payment of interest will be made on the next succeeding business day and no additional interest will accrue on the amount so payable for the period from and after such interest payment date to the next succeeding business day.

Ranking

The notes will be our senior unsecured obligations. Payment of the principal and interest on the notes will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness and, to the extent we incur subordinated indebtedness in the future, rank senior in right of payment to our subordinated indebtedness. To the extent we incur secured indebtedness in the future, the notes will be effectively subordinated to any secured indebtedness of ours, to the extent of the value of any assets securing such indebtedness.

The guarantees of the notes will be the senior unsecured obligations of each Guarantor. Payment of the principal and interest on the notes will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of such Guarantor, and, to the extent any of the Guarantors incurs subordinated indebtedness in the future, rank senior in right of payment to the subordinated indebtedness of such Guarantor. To the extent any of the Guarantors incur secured indebtedness in the future, the guarantees of the notes will be effectively subordinated to any secured indebtedness of such Guarantor, to the extent of the value of any assets securing such indebtedness.

The Guarantors currently guarantee our obligations under our existing senior notes and under our Credit Agreement. In the event of any distribution or payment of Wabtec’s or its subsidiaries’ assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of the notes will participate ratably with all holders of our senior unsecured indebtedness, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As of June 30, 2018, we had outstanding total debt of $1,884.9 million, consisting of $1,000 million of senior notes, $865.2 million of borrowings under our Credit Agreement (consisting of $515.2 million of borrowings under our revolving credit facility (the “Revolving Credit Facility”) and $350 million of borrowings under our refinancing term loan (the “Refinancing Term Loan”)), $11.7 million of borrowings under our schuldschein loan, $9.7 million of other borrowings and $1.9 million of capital lease obligations. As of June 30, 2018, our delayed draw term loan (the “Delayed Draw Term Loan”) was undrawn. On a pro forma basis after giving effect to the GET Transactions and the related financing transactions as described under “Summary Unaudited Pro Forma Condensed Combined Financial Data” and “Capitalization”, as of June 30, 2018, we would have had total debt of $4,763 million, consisting of $3,474 million of senior notes (including the notes offered hereby), $1,265 million of borrowings under our Credit Agreement (consisting of $515 million of borrowings under our Revolving Credit Facility, $350 million of borrowings under our Refinancing Term Loan and $400 million of borrowings under our Delayed Draw Term Loan), $11.7 million of borrowings under our schuldschein loan, $9.7 million of other borrowings and $1.9 million of capital lease obligations. Our obligations under our existing senior notes and the Credit Agreement are guaranteed by the Guarantors, and the notes offered hereby will be guaranteed by the Guarantors. See “—Guarantors.”

Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, that non-guarantor subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors, if any, of our non-guarantor subsidiaries. As of June 30, 2018, our non-guarantor subsidiaries had $916.1 million of liabilities and owned approximately 87% of our consolidated assets.

Special Mandatory Redemption

We will be required to redeem the notes of each series, in whole, on the Special Mandatory Redemption Date (as defined below) at a special mandatory redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of the notes, to, but not including, the Special Mandatory Redemption Date (subject to the rights of the holders of the notes on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the Special Mandatory Redemption Date) if:

•	the closing of the GET Transactions (as defined below) has not occurred by 5:00 p.m., New York City time, on the Special Mandatory Trigger Date (as defined below); or
•	the GET Transaction Agreements (as defined below) are terminated at any time prior to the Special Mandatory Trigger Date.

The “GET Transactions” means the combination of Wabtec with GE Transportation, a carve-out business of GE (as defined below), pursuant to the GET Transaction Agreements.

The “GET Merger Agreement” means the agreement and plan of merger among General Electric Company (“GE”), Transportation System Holdings Inc., Wabtec and Wabtec US Rail Holdings, Inc., dated as of May 20, 2018.

The “GET Separation Agreement” means the separation, distribution and sale agreement among GE, Transportation System Holdings Inc., Wabtec and Wabtec US Rail, Inc., dated as of May 20, 2018.

The “GET Transaction Agreements” means, collectively, the GET Merger Agreement and the GET Separation Agreement.

The “Special Mandatory Trigger Date” means August 20, 2019.

The “Special Mandatory Redemption Date” means the date set forth in the Special Mandatory Redemption Notice (as defined below), which date will be no earlier than three business days and no later than 30 calendar days after the date such Special Mandatory Redemption Notice is given.

Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to the Special Mandatory Redemption Date will be payable on such interest payment dates to the registered holders as of the close of business on the relevant record dates in accordance with the notes and the Indenture. We will cause the notice of special mandatory redemption (the “Special Mandatory Redemption Notice”) to be sent (or delivered in accordance with the procedures of DTC) to holders, with a copy to the Trustee, within five business days after the occurrence of the event triggering the special mandatory redemption to each holder at its registered address. If funds sufficient to pay the special mandatory redemption price of the notes to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or a paying agent on or before such Special Mandatory Redemption Date, and certain other conditions are satisfied, then on and after such Special Mandatory Redemption Date, the notes will cease to bear interest. There is no escrow account for, or security interest in, the proceeds of the offering for the benefit of the holders of the notes. See “Risk Factors — Risks Relating to the Notes.” Upon the occurrence of the closing of the GET Transactions, the foregoing provisions regarding the special mandatory redemption will cease to apply.

Optional Redemption

The floating rate notes are redeemable at our option in whole or in part on September 16, 2019 (the first business day that is one year following the date of issuance of the floating rate notes) or at any time or from time to time thereafter at a redemption price for the floating rate notes equal to 100% of the principal amount of the floating rate notes to be redeemed, plus accrued and unpaid interest on the floating rate notes being redeemed to, but not including, the redemption date.

The 2024 notes and the 2028 notes are redeemable at our option in whole at any time or in part from time to time. If the 2024 notes are redeemed before February 15, 2024 (one month prior to their maturity date) or the 2028 notes are redeemed before June 15, 2028 (three months prior to their maturity date) (each such date, a “Par Call Date”), the applicable redemption price will equal the greater of:

(1)	100% of the principal amount of the applicable notes being redeemed; and
(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the applicable notes to be redeemed assuming such notes matured on the applicable Par Call Date (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined below) plus 20 basis points in the case of the 2024 notes and 30 basis points in the case of the 2028 notes, plus, in each case, accrued and unpaid interest on the applicable notes being redeemed to, but not including, the applicable redemption date.

On and after the applicable Par Call Date, the redemption price for the 2024 notes and the 2028 notes will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date.

Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the Indenture.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed, assuming such notes matured on the applicable Par Call Date (the “Remaining Term”), that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (1) each of Goldman Sachs & Co. LLC , J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers); provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (2) one other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity, for the maturity corresponding to the Comparable Treasury Issue (or if no maturity is within three months before or after the applicable Par Call Date of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

Holders of notes to be redeemed will receive written notice thereof, with a copy to the Trustee, delivered at least 15 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes of a series are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes of the applicable series by such method as the Trustee deems fair and appropriate in accordance with the procedures of the depositary.

Interest Rate Adjustment

The interest rate payable on each series of notes will be subject to adjustments from time to time if either Moody’s or S&P or, if either of Moody’s or S&P ceases to rate the notes of the applicable series or fails to make a rating of the notes of such series publicly available, in each case for reasons outside of the control of Wabtec, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by Wabtec (as certified by a resolution of the Board of Directors of Wabtec) as a replacement agency for Moody’s or S&P, or both of them, as the case may be (a “substitute rating agency”), downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes of such series, in the manner described below.

If the rating assigned by Moody’s (or any substitute rating agency therefor) of the notes of the applicable series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase from the then-applicable interest rate on the floating rate notes and from the interest rate payable in the case of the 2024 notes and the 2028 notes on the date of their initial issuance, by an amount equal the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—S&P Rating Percentage”):

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%
*	Including the equivalent ratings of any substitute rating agency.

If the rating assigned by S&P (or any substitute rating agency therefor) of the notes of the applicable series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase from the then-applicable interest rate on the floating rate notes and from the interest rate payable in the case of the 2024 notes and the 2028 notes on the date of their initial issuance, by an amount equal the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—Moody’s Rating Percentage”):

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%
*	Including the equivalent ratings of any substitute rating agency.

If at any time the interest rate on the notes of the applicable series has been increased and either Moody’s or S&P (or, in either case, a substitute rating agency therefor), as the case may be, subsequently upgrades its rating of the notes of such series to any of the ratings set forth above, the interest rate on the notes of such series will be decreased such that the interest rate for the notes of such series equals the

then-applicable interest rate on the floating rate notes or the interest rate payable in the case of the        2024 notes and the 2028 notes on the date of their initial issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the upgrade in rating. If Moody’s (or any substitute rating agency therefor) subsequently upgrades its rating of the notes of such series to Baa3 (or its equivalent, in the case of a substitute rating agency) or higher, and S&P (or any substitute rating agency therefor) upgrades its rating to BBB- (or its equivalent, in the case of a substitute rating agency) or higher, the interest rate on the notes of such series will be decreased to then-applicable interest rate on the floating rate notes or the interest rate payable in the case of the 2024 notes and the 2028 notes on the date of their initial issuance (and if one such upgrade occurs and the other does not, the interest rate on the notes of such series will be decreased so that it does not reflect any increase attributable to the upgrading rating agency). In addition, the interest rates on the notes of a series will permanently cease to be subject to any adjustment described in this “—Interest Rate Adjustment” section (notwithstanding any subsequent downgrade in the ratings by either or both rating agencies) if the notes of such series become rated Baa1 and BBB+ (or, in either case, the equivalent thereof, in the case of a substitute rating agency) or higher by Moody’s and S&P (or, in either case, a substitute rating agency therefor), respectively (or one of these ratings if the notes of such series are only rated by one rating agency).

Each adjustment required by any downgrade or upgrade in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a substitute rating agency therefor), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes of the applicable series be reduced to below the then-applicable interest rate on the floating rate notes or the interest rate payable in the case of the 2024 notes and the 2028 notes on the date of their initial issuance or (2) the total increase in the interest rate on the notes of the applicable series exceed 2.00% above the then-applicable interest rate on the floating rate notes or the interest rate payable in the case of the 2024 notes and the 2028 notes on the date of their initial issuance. Any adjustment to the interest rate on the floating rate notes will be made independently of the quarterly adjustment to the interest rate on the floating rate notes as described under “—Interest on the Notes—Floating Rate Notes” and in this section the term “then-applicable interest rate” on the floating rate notes means the interest rate determined in accordance with the Indenture without giving effect to any adjustment as a result of this section.

No adjustments in the interest rate of the notes of the applicable series shall be made solely as a result of a rating agency ceasing to provide a rating of the notes of such series. If at any time Moody’s or S&P ceases to provide a rating of the notes of such series, we will use our commercially reasonable efforts to obtain a rating of the notes of such series from a substitute rating agency, if one exists, in which case, for purposes of determining any increase or decrease in the interest rate on the notes of such series pursuant to the tables above (a) such substitute rating agency will be substituted for the last rating agency to provide a rating of the notes of such series but which has since ceased to provide such rating, (b) the relative rating scale used by such substitute rating agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such substitute rating agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the notes of such series will increase or decrease, as the case may be, such that the interest rate equals the then-applicable interest rate on the floating rate notes or the interest rate payable in the case of the        2024 notes and the 2028 notes on the date of their initial issuance plus the appropriate percentage, if any, set forth opposite the deemed equivalent rating from such substitute rating agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency).

For so long as only one rating agency provides a rating of the notes of the applicable series, any subsequent increase or decrease in the interest rate of the notes of such series necessitated by a reduction or increase in the rating by the rating agency providing the rating shall be twice the applicable percentage set forth in the applicable table above. For so long as neither Moody’s nor S&P (nor, in either case, a substitute rating agency therefor) provides a rating of the notes of the applicable series, the interest rate on the notes of such series will increase to, or remain at, as the case may be, 2.00% above the then-applicable interest rate on the floating rate notes or the interest rate payable in the case of the 2024 notes and the 2028 notes on the date of their initial issuance.

Any interest rate increase or decrease described above will take effect from the first interest payment date following the date on which a rating change occurs that requires an adjustment in the interest rate. As such, interest will not accrue at such increased or decreased rate until the next interest payment date following the date on which a rating change occurs. If Moody’s or S&P (or, in either case, a substitute rating agency therefor) changes its rating of the notes of the applicable series more than once prior to any particular interest payment date, the last change by such agency prior to such interest payment date will control for purposes of any interest rate increase or decrease with respect to the notes of such series described above relating to such rating agency’s action. If the interest rate payable on the notes of the applicable series is increased as described above, the term “interest,” as used with respect to the notes of such series, will be deemed to include any such additional interest unless the context otherwise requires.

We will advise the Trustee and the holders of any occurrence of a rating change that requires an interest rate increase or decrease described above within five business days of such rating change.

Sinking Fund

The notes will not be entitled to any sinking fund.

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event with respect to a series of notes, unless we have exercised our right to redeem the notes of the applicable series as described under “—Optional Redemption,” each holder of notes of such series will have the right to require us to purchase all or a portion (in excess of $2,000 and in integral multiples of $1,000) of such holder’s notes of such series pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to the Change of Control Payment Date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the Indenture.

Within 30 days following the date upon which the Change of Control Triggering Event with respect to a series of notes occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to deliver a written notice to each holder of notes of the applicable series, with a copy to the Trustee, which written notice will govern the terms of the Change of Control Offer. Such written notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such written notice is delivered, other than as may be required by law (the “Change of Control Payment Date”). The written notice, if delivered prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes of the applicable series electing to have such notes purchased pursuant to a Change of Control Offer will be required to surrender their notes of the applicable series, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the written notice, or transfer their notes of the applicable series to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

We will comply in all material respects with the requirements, to the extent applicable, of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a

Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Change of Control” means the occurrence of any one of the following after the date of issuance of the notes:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;
(2)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;
(3)	we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our shares of Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;
(4)	the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or
(5)	the adoption of a plan relating to our liquidation or dissolution.

For the avoidance of doubt, the consummation of the GET Transactions will not constitute a Change of Control.

“Change of Control Triggering Event,” with respect to a series of notes, means the notes of such series cease to be rated Investment Grade by at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). Unless at least two of the three Rating Agencies are providing a rating for the notes of the applicable series, the notes of such series will be deemed to have ceased to be rated Investment Grade by at least two of the three Rating Agencies during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(1)	was a member of our board of directors on the date of the issuance of the notes; or
(2)	was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election.

“Fitch” means Fitch Ratings, Inc., and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch); and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by Wabtec.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or government or any agency or political subdivision thereof.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P and Fitch ceases to provide rating services to issuers or investors, we may appoint another “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that we shall give written notice of such appointment to the Trustee.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another “person” (as that term is used in Section 13(d)(3) of the Exchange Act) may be uncertain.

Certain Covenants

Limitation on Liens

We will not, and will not permit any of our Restricted Subsidiaries to, incur, suffer to exist or guarantee any Debt secured by a Lien on any Principal Property or on any shares of stock of (or other interests in) any of our Restricted Subsidiaries (in each case, whether now owned or hereafter acquired) unless we or that first-mentioned Restricted Subsidiary secures or we cause such Restricted Subsidiary to secure the notes equally and ratably with (or prior to) such secured Debt, for as long as such secured Debt will be so secured.

These restrictions will not, however, apply to Debt secured by:

•	any Liens existing prior to the issuance of the notes;
•	any Liens on property of, shares of stock of (or other interests in) or Debt of any entity existing at the time such entity becomes a Restricted Subsidiary;
•	any Liens on property of, shares of stock of (or other interests in) or Debt of any entity (a) existing at the time of acquisition of such property or shares (or other interests) (including acquisition through merger or consolidation), provided that any such Lien was in existence prior to the date of such acquisition, was not incurred in anticipation thereof and does not extend to any other property, (b) to secure the payment of all or any part of the purchase price of such property or shares (or other interests) or the costs of construction or improvement of such property or (c) to secure any Debt incurred prior to, at the time of, or within 270 days after the later of the acquisition, the completion of construction or the commencement of full operation of such property or within 270 days after the acquisition of such shares (or other interests) for the purpose of financing all or any part of the purchase price of such property or shares (or other interests) or the costs of construction thereon;
•	any Liens in favor of us or any of our Restricted Subsidiaries;

•	any Liens in favor of, or required by contracts with, governmental entities; and
•	any extension, renewal or replacement of any Lien referred to in any of the preceding clauses, provided that such extension, renewal or replacement Lien will be limited to the same property that secured the Lien so extended, renewed or replaced and will not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement.

Notwithstanding the foregoing, we or any of our Restricted Subsidiaries may incur, suffer to exist or guarantee any Debt secured by a Lien on any Principal Property or on any shares of stock of (or other interests in) any of our Restricted Subsidiaries if, after giving effect thereto and together with the value of Attributable Debt outstanding pursuant to the second paragraph of the “— Limitation on Sale and Leaseback Transactions” covenant below, the aggregate amount of such Debt outstanding does not exceed the greater of 15% of our Consolidated Net Tangible Assets and $200.0 million.

Limitation on Sale and Leaseback Transactions

We and our Restricted Subsidiaries will not enter into any sale and leaseback transaction with respect to any Principal Property, other than any such sale and leaseback transaction involving a lease for a term of not more than three years (including renewal rights) or any such sale and leaseback transaction between us and one of our Restricted Subsidiaries or between our Restricted Subsidiaries, unless: (a) we or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property involved in such sale and leaseback transaction at least equal in amount to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the notes pursuant to the covenant described above under the caption “— Limitation on Liens”; or (b) the proceeds of such sale and leaseback transaction are at least equal to the fair market value of the affected Principal Property (as determined in good faith by our board of directors) and we apply an amount equal to the net proceeds of such sale and leaseback transaction within 180 days of such sale and leaseback transaction to any (or a combination) of (i) the prepayment or retirement of the notes, (ii) the prepayment or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of other Debt of us or of one of our Restricted Subsidiaries (other than Debt that is subordinated to the notes or Debt owed to us or one of our Restricted Subsidiaries) that matures more than 12 months after its creation or matures less than 12 months after its creation but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond 12 months from its creation or (iii) the purchase, construction, development, expansion or improvement of other comparable property.

Notwithstanding the restrictions in the preceding paragraph, we will be permitted to enter into sale and leaseback transactions otherwise prohibited by this covenant, the Attributable Debt with respect to which, together with all Debt outstanding pursuant to the third paragraph of the “— Limitation on Liens” covenant above, without duplication, do not exceed the greater of 15% of Consolidated Net Tangible Assets measured at the closing date of the sale and leaseback transaction and $200.0 million.

Certain Definitions

The following are definitions of some terms used in the above description of certain covenants under the Indenture. We refer you to the Indenture for a full description of all of these terms, as well as any other terms used herein for which no definition is provided.

“Attributable Debt” with regard to a sale and leaseback transaction with respect to any Principal Property means, at the time of determination, the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes then outstanding under the Indenture) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of (x) the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be so terminated) or (y) the net amount determined assuming no such termination.

“Consolidated Net Tangible Assets” means, on the date of any determination, all assets minus:

•	all applicable depreciation, amortization and other valuation reserves;
•	all current liabilities; and
•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles,

in each case as set forth on our most recently available consolidated balance sheet prepared in accordance with U.S. generally accepted accounting principles.

“Debt” means (without duplication), with respect to any person, (1) all obligations of such person, to the extent such obligations would appear as a liability on the consolidated balance sheet of such person, in accordance with U.S. generally accepted accounting principles, (a) for money borrowed, (b) evidenced by bonds, debentures, notes or other similar instruments, (c) in respect of letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, or (d) that constitute capital lease obligations of such person, and (2) all guarantees by such person of debt of another person.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, security interest, statutory or other lien, or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention having substantially the same economic effect as any of these.

“Principal Property” means any manufacturing plant, warehouse, office building or parcel of real property owned or leased by us or any of our Restricted Subsidiaries, whether owned on the date of the Indenture or thereafter, that has a gross book value in excess of 1% of our Consolidated Net Tangible Assets. Any plant, warehouse, office building or parcel of real property, or portion thereof, which our board of directors determines by resolution is not of material importance to the business conducted by us and our Restricted Subsidiaries taken as a whole will not be Principal Property.

“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.

“Subsidiary” means any entity of which we, or we and one or more of our subsidiaries, or any one or more of our subsidiaries, directly or indirectly own more than 50% of the outstanding voting stock.

“Unrestricted Subsidiary” means any Subsidiary:

•	the principal business of which consists of finance, banking, credit, leasing, insurance, financial services or other similar operations;
•	substantially all the assets of which consist of the capital stock of a Subsidiary or Subsidiaries engaged in the operations referred to in the preceding bullet; or
•	designated as an unrestricted subsidiary by resolution of our board of directors and which, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Restricted Subsidiaries taken as a whole.

Merger and Consolidation

The provisions of the Indenture described under “Description of Debt Securities—Merger and Consolidation” in the accompanying prospectus will apply to the notes.

Reports

Whether or not required by the rules and regulations of the SEC, so long as the notes of any series are outstanding, we will file with the Trustee, within the time periods specified by the SEC’s rules and regulations, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) that we would be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, if we were subject to such sections. We will be deemed to have complied with the previous sentence to the extent that such information, documents and reports are filed with the SEC via EDGAR (or any successor electronic delivery procedure). The Trustee will have no obligation whatsoever to determine whether or not such information, documents or reports have been filed with the SEC pursuant to EDGAR (or any successor electronic delivery procedure).

Events of Default

The provisions of the Indenture described under “Description of Debt Securities—Events of Default” in the accompanying prospectus will apply to each series of the notes. In addition, an event of default is defined in the Indenture as being:

•	failure to redeem the notes pursuant to the provisions described under “—Special Mandatory Redemption”;
•	failure to make the required payment in connection with a Change of Control Triggering Event when due and payable in accordance with the terms of the Indenture;
•	failure to observe or perform any other covenant in the Indenture, the notes or the guarantees, other than a covenant or warranty a default in whose performance or whose breach is specifically dealt with in the section of the Indenture governing such covenant or warranty, if the failure continues for 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then outstanding;
•	default under any of our or our restricted subsidiaries’ debt, whether such debt now exists or is incurred after the date of this prospectus supplement, if that default:
•	is caused by a failure to pay principal on such debt at its stated final maturity (after giving effect to any applicable grace periods provided in such debt) (a “Payment Default”); or
•	results in the acceleration of such debt prior to its express maturity (an “Acceleration Event”),

and (i) in each case, the principal amount of any such debt, together with the principal amount of any other such debt under which there has been a Payment Default or an Acceleration Event, aggregates $100 million or more and (ii) in the case of a Payment Default, such debt is not discharged and, in the case of an Acceleration Event, such acceleration is not rescinded or annulled, within 10 days after written notice has been given by the Trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then outstanding ; or

•	any of the guarantees is held in any judicial proceeding to be unenforceable or invalid or, except as permitted by the Indenture, ceases for any reason to be in full force and effect, or any Guarantor denies or disaffirms its obligations under its guarantee with respect to the notes.

Satisfaction and Discharge; Defeasance and Covenant Defeasance

The satisfaction and discharge provisions and the defeasance and covenant defeasance provisions of the Indenture described under “Description of Debt Securities—Satisfaction and Discharge; Defeasance and Covenant Defeasance” in the accompanying prospectus will apply to the notes.

If we elect covenant defeasance with respect to any series of notes, (i) the guarantees of such series of notes will be released as described above under “—Guarantees” and (ii) the following covenants will cease to apply to such series of notes: “—Offer to Repurchase Upon Change of Control Triggering Event,” “—Limitation on Liens” and “—Limitation on Sale and Leaseback Transactions.” In addition, the events of default in the second, third, fourth and fifth bullets described above under “—Events of Default” will not be events of default under the Indenture with respect to the notes of such series.

Modification and Waiver

The Indenture contains provisions permitting us, the Guarantors and the Trustee to modify the Indenture or enter into or modify any supplemental indenture without the consent of the holders of any series of notes in regard to matters as will not adversely affect the interests of the holders of the notes of such series, including the following:

•	to cure any ambiguity, omission, defect or inconsistency as evidenced in an officers' certificate;

•	to provide for the assumption of our or any of the Guarantors' obligations under the Indenture by a successor or transferee upon any permitted merger, consolidation or asset transfer;
•	to provide for uncertificated notes in addition to or in place of certificated notes;
•	to reflect the release of any Guarantor in accordance with the terms of the Indenture;
•	to add Guarantors;
•	to provide any security for or other guarantees of the notes or any guarantee of a Guarantor or for the addition of an additional obligor on the notes;
•	to comply with any requirement to effect or maintain the qualification of the Indenture under the TIA, if applicable; to add covenants that would benefit the holders of notes or to surrender any rights we have under the Indenture;
•	to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination is not effective with respect to any notes created prior to the execution of the applicable supplemental indenture which is entitled to the benefit of such provision;
•	to provide for the issuance of and establish forms and terms and conditions of a new series of debt securities to be issued under the Indenture;
•	to facilitate the defeasance and discharge of the notes otherwise in accordance with the existing terms of the Indenture; provided that any such action does not adversely affect the rights of any holder of outstanding notes in any material respect;
•	to issue additional notes, provided that such additional notes have the same terms as the notes of such series being offered by this prospectus supplement (except for the issued date, the public offering price and, in some cases, the first interest payment date) and together with the notes of such series offered by this prospectus supplement, would constitute a single class of debt securities under the Indenture; and provided further that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number;
•	to evidence and provide for the acceptance of and appointment of a successor Trustee with respect to the notes and to add to or change any of the provisions of the notes as necessary to provide for or facilitate the administration of the trust by more than one Trustee;
•	to add additional events of default with respect to the notes;
•	to make any change with respect to a series of notes that does not adversely affect the rights of the holders of the notes of such series in any material respect; and
•	to evidence the release of any Guarantor and its obligations pursuant to the Indenture.

We, the Guarantors and the Trustee may modify the Indenture or any supplemental indenture relating to the Indenture with the consent of the holders of not less than a majority in aggregate principal amount of the applicable series of notes, except that no such modifications shall, without the consent of each of the holders of the notes of such series:

•	reduce the percentage in principal amount of the notes, the consent of whose holders is required for any amendment, supplement or waiver;
•	reduce the rate of or change the time for payment of interest on the notes;
•	reduce the principal of the notes or change the stated maturity of the notes;
•	reduce any premium payable on the redemption of the notes or change the time at which the notes may or must be redeemed or alter or waive any of the provisions with respect to the redemption of the notes (including without limitation, the redemption provisions described under “—Special Mandatory Redemption”);
•	make payments on the notes payable in currency other than as originally stated in the notes;

•	impair the holders' right to institute suit for the enforcement of any payment on the notes; or
•	waive a continuing default or event of default regarding any payment on the notes.

With respect to any vote of holders of the notes of a series, we will generally be entitled to set any day as a record date for the purpose of determining such holders that are entitled to vote or take other action under the Indenture.

Governing Law

The Indenture, the notes and the guarantees will be governed by, and construed in accordance with, the law of the State of New York.

Concerning the Trustee

Under the Indenture, the Trustee is required to transmit annual reports to all holders regarding its eligibility and qualifications as Trustee under the Indenture and specified related matters.

Book-Entry, Delivery and Form

Except as set forth below, the notes of each series will be represented by one or more permanent, global notes in registered form without interest coupons (the “Global Notes”).

The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Certificated Notes except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and
•	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or
•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the Global Notes for definitive notes in registered certificated form (“Certificated Notes”), and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the Trustee or any of our or its respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, if:

•	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event the Company fails to appoint a successor depositary within 90 days; or
•	there has occurred and is continuing an event of default and DTC notifies the Trustee of its decision to exchange the Global Note for Certificated Notes.

Beneficial interests in a Global Note also may be exchanged for Certificated Notes in the limited other circumstances permitted by the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Agreement

On June 8, 2018, we entered into the Credit Agreement, which replaced our then-existing credit agreement. As part of the Credit Agreement, we entered into (i) a $1.2 billion Revolving Credit Facility, which includes a letter of credit sub-facility of up to $450.0 million and a swing line sub-facility of $75.0 million, (ii) a $350.0 million Refinancing Term Loan, and (iii) a $400.0 million Delayed Draw Term Loan. We also obtained Bridge Commitments in respect of a Bridge Loan Facility in an amount not to exceed $2.5 billion. The Bridge Commitments will be reduced by any alternative financing (including the notes and any other loans or any long-term notes) that we arrange prior to the Direct Sale, subject to customary exceptions. In addition, the Credit Agreement contains an uncommitted accordion feature allowing us to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment. At June 30, 2018, we had available bank borrowing capacity, net of $33.6 million of letters of credit, of approximately $647.9 million subject to certain financial covenant restrictions.

The Revolving Credit Facility matures on June 8, 2023 and is unsecured. The Refinancing Term Loan matures on June 8, 2021 and is unsecured. The Delayed Draw Term Loan matures on the third anniversary of the date on which it is borrowed and is unsecured. The Bridge Loan Facility, if used, will mature on the date set forth in the definitive documentation for the Bridge Loan Facility and is unsecured. The applicable interest rate for borrowings under the Credit Agreement includes interest rate spreads based on the lower of the pricing corresponding to (i) our ratio of total debt (less unrestricted cash up to $300.0 million) to EBITDA (“Leverage Ratio”) or (ii) our public rating, in each case that range between 1.000% and 1.875% for LIBOR/CDOR-based borrowings and 0.000% and 0.875% for Alternate Base Rate based borrowings. Our obligations under the Credit Agreement have been guaranteed by certain of our subsidiaries.

The Credit Agreement contains customary representations and warranties by us and our subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. We and our subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on us and our subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds. In addition, we are required to maintain (i) an interest coverage ratio at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a Leverage Ratio, calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event we complete the GET Transactions or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be (x) 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and (y) 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition. We are in compliance with the restrictions and covenants of the Credit Agreement and do not expect that these measurements will limit us in executing our operating activities.

Schuldschein Loan

In conjunction with the acquisition of Faiveley Transport, we acquired $137.2 million of a Schuldschein private placement loan which was originally issued by Faiveley Transport on March 5, 2014 in Germany, in which approximately 20 international investors participated. This loan is denominated in euros. Subsequent to the acquisition of Faiveley Transport, we repaid $125.8 million of the outstanding Schuldshein loan. The remaining balance of $11.7 million as of June 30, 2018 matures on March 5, 2024 and bears a fixed rate of 4.00%.

The Schuldschein loan is senior unsecured indebtedness and ranks pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The Schuldshein loan agreement contains covenants and undertakings which limit, among other things, the following: factoring of receivables, the incurrence of indebtedness, sale of assets, change of control, mergers and consolidations and incurrence of liens. At June 30, 2018, we were in compliance with the undertakings and covenants contained in the loan agreement.

Outstanding Senior Notes

In August 2013, we issued $250.0 million aggregate principle amount of 4.375% senior notes due 2023 (the “2023 notes”). Interest on the 2023 notes accrues at a rate of 4.375% per annum and is payable semi-annually on February 15 and August 15 of each year.

In November 2016, we issued $750.0 million of 3.450% senior notes due 2026 (the “2026 notes”). Interest on the 2026 notes accrues at a rate of 3.450% per annum is payable semi-annually on May 15 and November 15 of each year.

The 2023 notes and 2026 notes are our senior unsecured obligations, ranking equally in right of payment with all of our existing and future senior unsecured indebtedness, including the notes, and senior to our future subordinated indebtedness. The 2023 notes and 2026 notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing that indebtedness and structurally subordinated to the existing and future indebtedness and other liabilities of our subsidiaries that do not guarantee the notes. The 2023 notes and 2026 notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis by each of our current and future subsidiaries that guarantee indebtedness under our Credit Agreement or any other debt of ours or any other guarantor.

The indenture governing each of the 2023 notes and 2026 notes contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations with respect to the purchase, ownership and disposition of the notes, but it does not purport to be a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date of this prospectus supplement. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect. We have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made in this summary and there can be no assurance that the IRS will agree with such statements or that a court would not sustain a challenge by the IRS in the event of litigation.

This summary is limited to beneficial owners of one or more notes (“Holders”) that purchase such note or notes upon their initial issuance at their “initial offering price” (i.e., the first price at which a substantial amount of the notes is sold for cash to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) and that will hold such note or notes as one or more “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular Holder’s circumstances (such as the effects of section 451(b) of the Code, as revised by the 2017 legislation known as the “Tax Cuts and Jobs Act,” which requires certain persons to recognize income for U.S. federal income tax purposes no later than the time such income is taken into account in applicable financial statements) and does not discuss any aspect of U.S. federal tax law other than income tax law or any state, local or foreign tax consequences of the purchase, ownership and disposition of the notes. In addition, this summary does not address U.S. federal tax considerations applicable to certain categories of Holders that may be subject to special rules, such as:

•	brokers and dealers in securities or commodities;
•	traders in securities that have elected the mark-to-market method of accounting for their securities holdings;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	persons that will hold one or more notes as a part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;
•	former U.S. citizens or former long-term residents of the United States;
•	banks and other financial institutions;
•	insurance companies;
•	retirement plans;
•	regulated investment companies or real estate investment trusts;
•	controlled foreign corporations or passive foreign investment companies;
•	persons subject to the alternative minimum tax;
•	persons deemed to sell one or more notes under the constructive sale provisions of the Code;
•	entities that are tax-exempt for U.S. federal income tax purposes; and
•	partnerships, other pass-through entities, and holders of interests therein.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds one or more notes, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership that will hold one or more notes, you are urged to consult your own tax advisor regarding the tax consequences to you of acquiring, holding and disposing of such note or notes.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax considerations arising under other U.S. federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Effect of Certain Contingencies

In certain circumstances, we may become obligated to make payments on the notes in excess of stated interest and principal. The obligation to make these payments may implicate Treasury Regulations relating to “contingent payment debt instruments” (“CPDIs”), which, if applicable, could cause the timing, amount and character of a Holder’s income, gain or loss with respect to its note or notes to be different from the consequences discussed below. However, the CPDI rules should not apply if (i) there is only a remote likelihood that any contingency causing such payments will occur, (ii) such payments, in the aggregate, are considered incidental, or (iii) there is a single payment schedule that is significantly more likely than not to occur.

As described above under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event,” in the event a change of control triggering event occurs, we will be required to offer to repurchase notes prior to their maturity date for an amount in excess of stated interest and principal. We believe the possibility of a change of control triggering event to be remote and/or the payments that would result therefrom in excess of stated interest and principal to be incidental in the aggregate, and, therefore, we do not intend to treat such possibility as causing the notes to be subject to the CPDI rules. Our determination that this contingency is remote and/or incidental in the aggregate will be binding on all Holders of the notes except a Holder that discloses its differing treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which the relevant note was acquired.

In addition, as described above under “Description of the Notes—Special Mandatory Redemption,” in the event a special mandatory redemption event occurs, we will be required to redeem the notes prior to their maturity date for an amount in excess of stated interest and principal. Although the issue is not free from doubt, we believe it is significantly more likely than not that a special mandatory redemption event will not occur, and, therefore, we do not intend to treat such possibility as causing the special mandatory redemption event to be subject to the CPDI rules.

Our determinations regarding the contingences described above are not binding on the IRS, which may take a contrary position. If a note were deemed to be subject to the CPDI rules, the Holder of such note would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of such note, with adjustments to such accruals when any payments are made that differ from the payments calculated based on the assumed yield. Accordingly, a Holder might be required to accrue ordinary interest income at a higher rate than the stated interest rate and to treat any gain recognized on the sale or other disposition of such note as ordinary income rather than as capital gain. You are urged to consult your own tax advisors regarding the potential application to the notes of the CPDI rules and the consequences thereof. The remainder of this discussion assumes the notes will not be treated as CPDIs.

Original Issue Discount

It is anticipated, and the discussion herein assumes, that the notes will be issued at par or at a discount that is no more than “de minimis” original issue discount for U.S. federal income tax purposes. You are urged to consult your own tax advisors regarding the tax consequences if the notes are issued with original issue discount.

Consequences to U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder.” For purposes of this discussion, a U.S. Holder is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust that (x) is subject to primary supervision by a court within the United States and with respect to which one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions or (y) has made a valid election under applicable Treasury Regulations to be treated as a “United States person” (within the meaning of the Code).

Payments of interest

Stated interest on a note generally will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Sale or other taxable disposition of notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, you will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which, if not previously included in income, will be treated as interest as described above) and your adjusted tax basis in such note. Your adjusted tax basis in a note generally will be your cost for such note. Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, your holding period for such note is more than 12 months. Long-term capital gains of non-corporate taxpayers are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Additional Medicare tax

An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from interest, and certain net gain from the sale, exchange, redemption, retirement or other taxable disposition of property, such as the notes, less certain deductions. You are urged to consult your own tax advisors with respect to the Medicare tax and its applicability in your particular circumstances to income and gains in respect of an investment in the notes.

Information reporting and backup withholding

In general, information reporting requirements will apply to payments of interest and the proceeds of certain sales and other taxable dispositions (including retirements or redemptions) of your note or notes unless you are an exempt recipient. Backup withholding (currently at a rate of 24%) will apply to such payments if you fail to provide your taxpayer identification number (“TIN”), provide an incorrect TIN, have been notified by the IRS that payments to you are subject to backup withholding, or fail to certify, under penalties of perjury, that you have provided your correct TIN and are not subject to backup withholding (generally, on a properly completed and executed IRS Form W-9). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. You are urged to consult your own tax advisors regarding the application of the backup withholding rules in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a “Non-U.S. Holder.” You are a “Non-U.S. Holder” if you are a beneficial owner of a note that is an individual, corporation, estate or trust and that is not a U.S. Holder.

Payments of interest

Subject to the discussion of backup withholding and FATCA withholding below, payments of interest on the notes to you generally will be exempt from U.S. federal income tax and withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status (as described below) and:

•	the interest income is not effectively connected to a trade or business you conduct within the United States (or, in the case of an applicable income tax treaty, is not attributable to your permanent establishment or fixed base in the United States);
•	you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code and the Treasury Regulations thereunder; and
•	you provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), to us or our paying agent certifying under penalties of perjury that you are not a “United States person” (as defined in the Code). If you hold a note through a securities clearing organization, financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to such agent. Your agent then generally will be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to you on the notes will be subject to the 30% U.S. federal withholding tax, unless you provide us either with (1) a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), establishing an exemption from (or a reduction of) withholding under the benefit of an applicable income tax treaty or (2) a properly executed IRS Form W-8ECI (or appropriate successor form) certifying that interest paid to you on the notes is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—Income or gain effectively connected with a United States trade or business”).

Sale or other taxable disposition of notes

Subject to the discussion of backup withholding and FATCA withholding below, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note, unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to your permanent establishment or fixed base in the United States); or
•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a Non-U.S. Holder as described in the first bullet point, see “—Income or gain effectively connected with a United States trade or business” below. If you are a Non-U.S. Holder as described in the second bullet point, you generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which your capital gains allocable to United States sources, including gain from such disposition, exceed any capital losses allocable to United States sources, except as otherwise required by an applicable income tax treaty.

To the extent that the amount realized on a sale, exchange, redemption, retirement or other taxable disposition of a note is attributable to accrued but unpaid interest on such note, this amount generally will be treated in the same manner as described in “—Payments of interest” above.

Income or gain effectively connected with a United States trade or business

If you are engaged in the conduct of a trade or business within the United States and interest on a note or gain recognized from the sale, exchange, redemption, retirement or other taxable disposition of a note is effectively connected with the conduct of that trade or business, you generally will be subject to U.S. federal income tax (but not the 30% U.S. federal withholding tax on interest if certain certification requirements are satisfied) on that interest and on gain on a net income basis in the same manner as if you were a “United States person” (as defined in the Code). You generally can meet these certification requirements by providing a properly executed IRS Form W-8ECI (or appropriate successor form) to us, or our paying agent. If you are eligible for the benefits of an income tax treaty between the United States and your country of residence, any effectively connected income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by you in the United States. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your earnings and profits for the taxable year (subject to adjustments) that are effectively connected with your conduct of a trade or business in the United States.

Information reporting and backup withholding

Generally, information returns will be filed with the IRS in connection with payments of interest on the notes and proceeds from the sale or other taxable disposition (including a retirement or redemption) of the notes. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You may be subject to backup withholding of tax on payments of interest on your note or notes and, depending on the circumstances, the proceeds of a sale or other taxable disposition (including a retirement or redemption) of your note or notes, unless you comply with certain certification procedures to establish that you are not a U.S. person. The certification procedures required to claim an exemption from withholding of tax on interest described above generally will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. You are urged to consult your own tax advisors regarding the application of the backup withholding rules in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA withholding

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”) impose a 30% withholding tax on U.S.-source interest paid on debt obligations such as the notes, and on the gross proceeds from a disposition of such obligations paid on or after January 1, 2019, in each case, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including when acting as an intermediary, unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the IRS to withhold on certain payments, and to collect and provide to the IRS information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with United States owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying its direct and indirect substantial United States owners; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules. Under certain circumstances, a beneficial owner of notes might be eligible for refunds or credits of such taxes. The rules under FATCA are complex. We will not pay any additional amounts in respect of any amounts withheld, including pursuant to FATCA. You are encouraged to consult with your own tax advisor regarding the implications of FATCA on an investment in the notes.

The discussion of U.S. federal income tax considerations set forth above is included for general information only and is not tax advice. Prospective purchasers of notes are urged to consult their own tax advisors with respect to the particular tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under the Tax Cuts and Jobs Act and other U.S. federal, state, or local tax laws as well as foreign and other tax laws and the possible effects of changes in applicable tax laws.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and PNC Capital Markets LLC are acting as joint book-running managers and representatives of the underwriters named below.

Underwriters	Principal Amount of Floating Rate Notes	Principal Amount of 2024 Notes	Principal Amount of 2028 Notes
Goldman Sachs & Co. LLC	$150,300,000	$225,450,000	$375,750,000
J.P. Morgan Securities LLC	$90,300,000	$135,450,000	$225,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$90,300,000	$135,450,000	$225,750,000
PNC Capital Markets LLC	$70,300,000	$105,450,000	$175,750,000
HSBC Securities (USA) Inc.	$20,300,000	$30,450,000	$50,750,000
TD Securities (USA) LLC	$20,300,000	$30,450,000	$50,750,000
BB&T Capital Markets, a division of BB&T Securities, LLC	$5,850,000	$8,775,000	$14,625,000
Citigroup Global Markets Inc.	$5,850,000	$8,775,000	$14,625,000
Credit Agricole Securities (USA) Inc.	$5,850,000	$8,775,000	$14,625,000
SG Americas Securities, LLC	$5,850,000	$8,775,000	$14,625,000
BNP Paribas Securities Corp.	$5,300,000	$7,950,000	$13,250,000
Citizens Capital Markets, Inc.	$5,300,000	$7,950,000	$13,250,000
MUFG Securities Americas Inc.	$5,300,000	$7,950,000	$13,250,000
Scotia Capital (USA) Inc.	$5,300,000	$7,950,000	$13,250,000
U.S. Bancorp Investments, Inc.	$5,300,000	$7,950,000	$13,250,000
Wells Fargo Securities, LLC	$5,300,000	$7,950,000	$13,250,000
The Huntington Investment Company	$3,000,000	$4,500,000	$7,500,000
Total	$500,000,000	$750,000,000	$1,250,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.270% of the principal amount of the floating rate notes, 0.360% of the principal amount of the 2024 notes and 0.390% of the principal amount of the 2028 notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.150% of the principal amount of the floating rate notes, 0.200% of the principal amount of the 2024 notes and 0.250% of the principal amount of the 2028 notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Each series of notes is a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in each series of the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of any trading market for any series of notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. The underwriters have agreed to reimburse us for certain out-of-pocket expenses.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Certain of the underwriters and/or their affiliates are lenders and/or agents under the Credit Agreement that we may draw upon in connection with the GET Transactions. In particular, an affiliate of Goldman Sachs & Co. LLC is the syndication agent under the Credit Agreement, an affiliate of J.P. Morgan Securities is the documentation agent under the Credit Agreement, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the documentation agent under the Credit Agreement and an affiliate of PNC Capital Markets LLC is the administrative agent and syndication agent under the Credit Agreement. In addition, certain of the underwriters and/or their affiliates have agreed to provide us with the Bridge Loan Commitment. Certain of those underwriters and/or their affiliates that are lenders and/or agents under the Credit Agreement that we may draw upon in connection with the GET Transactions may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. Goldman Sachs & Co. LLC is also providing financial advisory services to us in connection with the GET Transactions for which they are receiving customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Prohibition of Sales to EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement is not a prospectus for the purposes of the Prospectus Directive.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, and any offer subsequently made may only be directed at, persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth entities (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “Relevant Person”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and/or the accompanying prospectus or any of their contents. In the United Kingdom, any investment or investment activity to which this prospectus supplement and/ or the accompanying prospectus relate, is only available to, and will be engaged in only with, Relevant Persons.

This prospectus supplement and the accompanying prospectus have not been approved for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”) by a person authorized under the FSMA. This prospectus supplement and the accompanying prospectus are being distributed and communicated to persons in the United Kingdom only in circumstances in which section 21(1) of the FSMA does not apply. The notes are not being offered or sold to any person in the United Kingdom except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA ) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32. Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Jones Day, New York, New York. The underwriters have been represented in connection with the offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Westinghouse Air Brake Technologies Corporation appearing in Westinghouse Air Brake Technologies Corporation’s Current Report (Form 8-K) dated September 10, 2018 as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference, which as to the year 2016 is based in part on the report of PricewaterhouseCoopers Audit, independent registered public accounting firm. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The audited financial statements of Faiveley Transport S.A. as of December 31, 2016 and November 30, 2016, and the results of operations and cash flows for the period from November 30, 2016 to December 31, 2016, not separately incorporated by reference herein, have been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, whose report thereon is incorporated by reference herein. The audited financial statements of Westinghouse Air Brake Technologies Corporation to the extent they relate to Faiveley Transport S.A. have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of GE Transportation appearing in Westinghouse Air Brake Technologies Corporation’s Current Report (Form 8-K) dated September 10, 2018 as of December 31, 2017 and 2016, and for each of the fiscal years in the three-year period ended December 31, 2017, are incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited condensed combined financial information appearing in Westinghouse Air Brake Technologies Corporation’s Current Report (Form 8-K) dated September 10, 2018 as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017, incorporated by reference herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in Wabtec’s Form 8-K dated September 10, 2018, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

Prospectus

Westinghouse Air Brake Technologies Corporation

Debt Securities
Common Stock
Preferred Stock
Warrants
Depositary Shares
Purchase Contracts
Units
Guarantees of Debt Securities

We may offer to sell from time to time, in one or more classes or series, debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts or units, or any combination of these securities. The debt securities, warrants, purchase contracts and preferred stock may be convertible into or exercisable or exchangeable for our common stock, preferred stock or other securities or debt or equity securities of one or more other entities. Certain of our direct and indirect subsidiaries named in this prospectus under “Description of Debt Securities — Debt Guarantees” may guarantee our debt securities.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “WAB.” If we decide to seek a listing of any securities offered by this prospectus, we will disclose the exchange or market on which the securities will be listed, if any, or where we have made an application for listing, if any, in one or more supplements to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered and the specific manner in which they may be offered will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that contains a description of those securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to other purchasers, on a continuous or delayed basis. If any offering involves underwriters, dealers or agents, arrangements with them will be described in a prospectus supplement relating to that offering.

You should consider carefully the “Risk Factors” described on page 2 and in any applicable prospectus supplement before investing in any of our securities offered by this prospectus or any prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2017.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing an automatic “shelf” registration process. Under this shelf registration process, we may sell from time to time any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may change after that date. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain or incorporate by reference specific information about the terms of that offering. Each prospectus supplement also may add, update or change information contained in this prospectus. We urge you to read both this prospectus and any prospectus supplement, together with the additional information described below under “Where You Can Find More Information.”

No person has been authorized to give any information or to make any representations, other than as contained or incorporated by reference in this prospectus, and, if given or made, we and any underwriter, agent, dealer or remarketing firm take no responsibility for such information or representations. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is an unlawful to make such offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information that we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC’s Internet address is http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange, and our reports and other information can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.wabtec.com. The information on our Internet site is not a part of this prospectus.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to other documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus and any prospectus supplement. Some information that we file with the SEC after the date of this prospectus and until we sell all of the securities covered by this prospectus will automatically update and supersede the information contained in this prospectus.

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We incorporate by reference the following documents that we have filed with the SEC and any filings that we make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the securities covered by this prospectus, including between the date of this prospectus and the date on which any offering of securities under this prospectus is terminated, except as noted in the paragraph below:

Our SEC Filings (File No. 1-12001)	Period for or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2016
Quarterly Reports on Form 10-Q	Quarters ended March 31 and June 30, 2017
Current Reports on Form 8-K or Form 8-K/A	February 6 and 14, March 13 (two filings) and May 15, 2017
The portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act	March 31, 2017

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or into this prospectus.

Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract, agreement or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract, agreement or other document. For a more complete understanding and description of each such contract, agreement or other document, we urge you to read the exhibits to the registration statement of which this prospectus is a part.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts, agreements or documents which are referred to in this prospectus. Requests should be directed to: Westinghouse Air Brake Technologies Corporation, Wilmerding, Pennsylvania 15148-0001, Attention: Corporate Secretary; telephone number: (412) 825-1000. You also may review a copy of the registration statement and its exhibits at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet site, http://www.sec.gov.

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SUMMARY

This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus, as further described above under “Where You Can Find More Information.” This summary does not contain all of the information that you should consider before investing in any securities being offered by this prospectus. We urge you to carefully read this entire prospectus, the documents incorporated by reference into this prospectus and the prospectus supplement relating to the securities that you propose to buy, especially any description of investment risks that we may include in the prospectus supplement or in documents incorporated by reference in this prospectus. References to “Wabtec,” the “registrant,” “we,” “our,” “us” and similar terms mean Westinghouse Air Brake Technologies Corporation and its consolidated subsidiaries, unless the context requires otherwise.

Westinghouse Air Brake Technologies Corporation

We are one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global freight and transit rail industries. We believe we hold a leading market share for many of our core product lines globally. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most U.S. locomotives, freight cars, passenger transit cars and buses around the world.

We are a Delaware corporation with our principal executive offices located at 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148-0001. Our telephone number is (412) 825-1000.

RISK FACTORS

Investing in our securities involves risks. Before deciding whether to purchase any of our securities, you should carefully consider the risks involved in an investment in our securities, as set forth in Item 1A, Risk Factors, in our Annual Report on Form 10-K for our fiscal year ended December 31, 2016, as updated in our Quarterly Reports on Form 10-Q, and the other risks described in any prospectus supplement or in any of the documents incorporated by reference in this prospectus. The risks and uncertainties that we discuss in any document incorporated by reference in this prospectus are those that we believed as of the date of the document to be risks which may materially affect our company. Additional risks and uncertainties not then known to us or that we then believed to be immaterial also may materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in or incorporated by reference into this prospectus. In this prospectus, statements that are not reported financial results or other historical information are “forward-looking statements.” Forward-looking statements give current expectations or forecasts that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipates,” “believes,” “estimates,” “expects,” “would,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” and similar expressions in connection with any discussion of future operating or financial performance.

We cannot guarantee that any forward-looking statements will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Among others, the factors discussed in the “Risk Factors” section of this prospectus, our Annual Report on Form 10-K for our fiscal year ended December 31, 2016, any of our reports subsequently filed with the SEC or any accompanying prospectus supplement could cause actual results to differ from those in forward-looking statements included in or incorporated by reference into this prospectus or that we otherwise make. Important factors that could cause actual results to differ materially from those in the forward-looking statements include:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia and South Africa;
•	decline in demand for freight cars, locomotives, passenger transit cars, buses and related products and services;
•	reliance on major original equipment manufacturer customers;
•	original equipment manufacturers’ program delays;
•	demand for services in the freight and passenger rail industry;
•	demand for our products and services;
•	orders either being delayed, cancelled, not returning to historical levels, or reduced or any combination of the foregoing;
•	consolidations in the rail industry;
•	continued outsourcing by our customers;
•	industry demand for faster and more efficient braking equipment;
•	fluctuations in interest rates and foreign currency exchange rates; or
•	availability of credit;

Operating factors

•	supply disruptions;
•	technical difficulties;
•	changes in operating conditions and costs;
•	increases in raw material costs;
•	successful introduction of new products;
•	performance under material long-term contracts;
•	labor relations;
•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental matters, asbestos-related matters, pension liabilities, warranties, product liabilities or intellectual property claims;
•	completion and integration of acquisitions, including the acquisition of Faiveley Transport, S.A. (“Faiveley Transport”); or
•	the development and use of new technology;

Competitive factors

•	the actions of competitors;

Political/governmental factors

•	political stability in relevant areas of the world;
•	future regulation/deregulation of our customers and/or the rail industry;
•	levels of governmental funding on transit projects, including for some of our customers;
•	political developments and laws and regulations, including those related to Positive Train Control; or
•	federal and state income tax legislation; and

Transaction or commercial factors

•	the outcome of negotiations with partners, governments, suppliers, customers or others.

Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider any forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consider any additional disclosures that we may make on related subjects in future filings with the SEC. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any list of factors to be a complete set of all potential risks or uncertainties.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for the six months ended June 30, 2017 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are as follows:

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	5.1x	7.9x	23.2x	19.2x	17.2x	19.5x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, a portion of rental expenses considered representative of the interest factor and capitalized interest.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes, unless otherwise indicated in the applicable prospectus supplement relating to a specific issuance of securities. Our general corporate purposes include, but are not limited to, repayment, redemption or refinancing of debt, capital expenditures, investments in or loans to subsidiaries and joint ventures, funding of acquisitions, working capital, contributions to one or more of our pension plans, satisfaction of other obligations and repurchase of our outstanding debt or equity securities. Pending any such use, the net proceeds from the sale of the securities may be invested in short-term, investment grade, interest-bearing instruments. We will include a more detailed description of the use of proceeds of any specific offering in the applicable prospectus supplement relating to an offering of securities under this prospectus.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer from time to time under this prospectus. The financial terms and other specific terms of the debt securities being offered will be described in a prospectus supplement relating to the issuance of those securities. Those terms may vary from the terms described here. Although the debt securities that we may offer include debt securities denominated in U.S. dollars, we also may choose to offer debt securities in any other currency, including the euro. Any debt securities issued by us may be guaranteed by one or more of our direct and indirect subsidiaries named under the subheading “— Debt Guarantees” (collectively, the “Subsidiary Guarantors”).

The debt securities are governed by documents called “indentures.” The indentures are contracts between us and a financial institution acting as the trustee. The trustee has two main roles. First, under certain circumstances, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee may act on your behalf, as described under “— Events of Default — Remedies If an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities that we may offer pursuant to this prospectus. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities, the relevant indenture and any relevant supplemental indenture described in the related prospectus supplement, including definitions used in the relevant indenture and any relevant supplemental indenture. The particular terms of the debt securities that we may offer under this prospectus, the relevant indenture and any relevant supplemental indenture may vary from the terms described below.

General

The debt securities that we may offer under this prospectus will be either senior debt securities or subordinated debt securities. We may issue senior debt securities under one or more senior indentures among us, any applicable Subsidiary Guarantor and Wells Fargo Bank, National Association, as trustee, including an existing Indenture, dated as of August 8, 2013, which we refer to in this prospectus as the existing indenture. In this prospectus, we refer to any indenture pursuant to which senior debt securities offered under this prospectus may be issued, including the existing indenture, as any such indenture may be supplemented, as a senior indenture. We may issue subordinated debt securities under one or more subordinated indentures among us, any applicable Subsidiary Guarantor and Wells Fargo Bank, National Association, as trustee. In this prospectus, we refer to any indenture pursuant to which subordinated debt securities offered under this prospectus may be issued, as any such indenture may be supplemented, as a subordinated indenture. Senior indentures and subordinated indentures are sometimes referred to collectively in this prospectus as indentures.

The existing indenture is, and any other indenture will be, governed by New York law. Copies of the existing indenture and forms of a senior indenture and a subordinated indenture pursuant to which we may issue debt securities that are offered under this prospectus have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies of these indentures.

We may offer the debt securities from time to time in as many distinct series as we may choose. All debt securities will be direct, unsecured obligations of ours. Any senior debt securities that we offer under this prospectus will have the same rank as all of our other unsecured and unsubordinated debt. Any subordinated debt securities that we offer under this prospectus will be subordinate in right of payment to our senior indebtedness. The existing indenture does not, and any other indenture may not, limit either the amount of debt that we may issue thereunder or the amount of other unsecured debt or other securities that we or our subsidiaries may issue.

Our primary sources of payment for our payment obligations under the debt securities will be revenues from our operations and investments and cash distributions from our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation whatsoever to pay any amounts due on debt securities issued by us or to make funds available to us, except to the extent that they have agreed to guarantee such obligations of ours. Our subsidiaries’ ability to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. The existing indenture does not, and any other indenture may not, restrict our subsidiaries from entering into agreements that prohibit or limit their ability to pay dividends or make other payments or advances to us.

To the extent that we must rely on cash from our subsidiaries to pay amounts due on the debt securities, the debt securities will be effectively subordinated to all our subsidiaries’ liabilities, including their trade payables. This means that our subsidiaries may be required to pay all of their creditors in full before their assets are available to us. Even if we are recognized as a creditor of our subsidiaries, our claims would be effectively subordinated to any security interests in their assets and also could be subordinated to some or all other claims on their assets and earnings.

Other than the restrictions described below or any restrictions described in an applicable prospectus supplement, the existing indenture does not, and any other indenture and the debt securities that we may offer under this prospectus will not, contain any covenants or other provisions designed to protect holders of the debt securities if we participate in a highly leveraged transaction.

You should look in the applicable prospectus supplement for the following terms of the debt securities being offered:

•	the title of the debt securities;
•	if other than U.S. currency, the currency in which the debt securities may be purchased and the currency in which principal, premium, if any, and interest will be paid;
•	the total principal amount of the debt securities;
•	the price at which the debt securities will be issued;
•	the date or dates on which the debt securities will mature and the right, if any, to extend the maturity date or dates;
•	the annual rate or rates, if any, at which the debt securities will bear interest, including the method of calculating interest if a floating rate is used;
•	the date or dates from which the interest will accrue, the interest payment dates on which the interest will be payable or the manner of determination of the interest payment dates and the record dates for the determination of holders to whom interest is payable;
•	the place or places where principal, premium, if any, and interest will be payable;
•	any redemption, repayment or sinking fund provision;
•	the application, if any, of defeasance provisions to the debt securities;
•	if other than the entire principal amount, the portion of the debt securities that would be payable upon acceleration of the maturity of the debt securities;
•	any obligation we may have to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, repurchase or repayment;
•	the form of debt securities, including whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;
•	if the amount of payments of principal, premium, if any, or interest on the debt securities may be determined by reference to an index, the manner in which that amount will be determined;
•	whether the debt securities will be guaranteed by one or more of the Subsidiary Guarantors and, if so, the identity of the applicable Subsidiary Guarantors and whether any subordination provisions or other limitations are applicable to any such guarantees;
•	any additional covenants applicable to the debt securities;

•	any additional events of default applicable to the debt securities;
•	the terms of subordination, if applicable;
•	the terms of conversion, if applicable;
•	the terms of subordination of the debt securities, if applicable;
•	any material provisions described in this prospectus that do not apply to the debt securities; and
•	any other material terms of the debt securities, including any additions, deletions or other changes to the terms described in this prospectus, and any terms which may be required by or advisable under applicable laws or regulations.

In addition to the debt securities that we may offer pursuant to this prospectus, we may issue other debt securities in public or private offerings from time to time. These other debt securities may be issued under documentation that is not described in this prospectus, and those debt securities may contain provisions materially different from the provisions applicable to one or more issues of debt securities offered pursuant to this prospectus.

Debt Guarantees

Debt securities offered by us may be guaranteed by one or more of the Subsidiary Guarantors. The Subsidiary Guarantors are Aero Transportation Products, Inc., Barber Steel Foundry Corp., Durox Company, G&B Specialties, Inc., Longwood Elastomers, Inc., Longwood Industries, Inc., Longwood International, Inc., MotivePower, Inc., Railroad Controls, L.P., Railroad Friction Products Corporation, RCL, L.L.C., Ricon Corp., Schaefer Equipment, Inc., Standard Car Truck Company, Thermal Transfer Acquisition Corporation, TransTech of South Carolina, Inc., Turbonetics Holdings, Inc., Wabtec International, Inc., Wabtec Railway Electronics, Inc., Wabtec Railway Electronics Manufacturing, Inc., Workhorse Rail, LLC, Xorail, Inc. and Young Touchstone Company.

Any guarantee of debt securities offered by us will be set forth in the applicable indenture or a related supplemental indenture and described in an applicable prospectus supplement. The payment obligations of any Subsidiary Guarantor with respect to a guarantee of debt securities offered by us will be effectively subordinate in right of payment to the prior payment in full of all senior indebtedness of any such Subsidiary Guarantor to the same extent and manner that our payment obligations with respect to our subordinated debt securities are subordinate in right of payment to the prior payment in full of all of our senior indebtedness.

Original Issue Discount

Any series of debt securities offered under this prospectus may be sold at a substantial discount below its stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Restrictive Covenants

The existing indenture contains, and any other indenture may contain, certain covenants for the benefit only of holders of the debt securities governed by the applicable indenture. The covenants summarized below will apply to each series of debt securities issued pursuant to any of the indentures as long as any of those debt securities are outstanding, unless waived, amended or the applicable prospectus supplement states otherwise.

Payment. We will pay the principal of and premium, if any, and interest on the debt securities in accordance with the terms of such debt securities and the applicable indenture. Unless otherwise provided in the applicable prospectus supplement, we will pay interest on any debt security to the person in whose name that security is registered at the close of business on the regular record date for that interest payment.

Subject to the requirements of any applicable abandoned property laws, any money deposited with the trustee or any paying agent for the payment of principal of or premium, if any, or interest on any debt security that remains unclaimed for two years after that amount has become due and payable will be paid to us at our request. After this occurs, the holder of that debt security must look only to us for payment of that amount, unless an applicable abandoned property law designates another person, and not to the trustee or paying agent.

Merger and Consolidation. We will not consolidate with or merge into any other entity or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, firm, corporation or other entity, unless:

•	either (i) we are the surviving corporation or (ii) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States or, if such person, firm, corporation or other entity is not a corporation, a co-obligor of the outstanding debt securities issued under the applicable indenture is a corporation organized under any such laws, and any resulting, surviving or transferee entity expressly assumes the Company’s obligations under the applicable indenture and the outstanding debt securities issued under the applicable indenture, by a supplemental indenture to which we are a party;
•	there is no default under the applicable indenture immediately after giving effect to such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposal; and
•	the resulting or transferee entity shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposal complies with the applicable indenture.

Upon such a succession described in clause (ii) of the first bullet above and compliance with the second and third bullets above, we will be relieved from any further obligations under the applicable indenture.

Waiver of Certain Covenants. Unless otherwise provided in an applicable prospectus supplement, we may, with respect to the debt securities of any series, omit to comply with any covenant provided in the terms of those debt securities if, before the time for such compliance, holders of at least a majority in principal amount of the outstanding debt securities of that series waive such compliance in that instance or generally.

Events of Default

You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection. Unless described otherwise in an applicable prospectus supplement, the term “Event of Default” means any of the following with respect to an issue of debt securities offered under this prospectus:

•	we fail to pay any interest on an issue of debt securities within 30 days after such interest becomes due and payable by the terms of that issue of debt securities;
•	we fail to pay principal of or premium, if any, on an issue of debt securities at maturity, or if applicable, the redemption price, when due and payable;
•	we fail to pay any sinking fund installment on an issue of debt securities within 30 days of such installment becoming due and payable;
•	we or any Subsidiary Guarantor, if applicable, fails to comply with any of the covenants or agreements in the applicable debt securities or indenture (other than a covenant or agreement that we have included
•	in the applicable indenture solely for the benefit of another series of debt securities issued under that indenture) for 90 days after the trustee or the holders of at least 25% in principal amount of all outstanding debt securities of a series of debt securities affected by that failure have given us a written notice of the failure;
•	certain events of bankruptcy, insolvency or reorganization occur; or
•	any other Event of Default described in the applicable prospectus supplement occurs.

Remedies If an Event of Default Occurs. Unless provided otherwise in an applicable prospectus supplement, if an Event of Default has occurred and continues with respect to an issue of debt securities, the trustee or the holders of not less than 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all of the debt securities of the affected series to be due and immediately payable. This is called a “declaration of acceleration of maturity.” Under some circumstances, a declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of that series.

The trustee under the existing indenture generally is not, and the trustee under any other indenture generally will not be, required to take any action under that indenture at the request of any holders unless one or more of the holders has provided to the trustee security or indemnity reasonably satisfactory to it.

The holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, provided that (i) such direction is not in conflict with any rule of law or with the applicable indenture, (ii) the trustee may take any other action deemed proper by the trustee which is not inconsistent with that direction and (iii) the trustee has the right to decline to follow the direction if the trustee in good faith determines that the proceeding so directed would expose the trustee to personal liability or that it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with such direction.

The holders of a majority in principal amount of the outstanding debt securities of the relevant series may, on behalf of the holders of all of the debt securities of that series, waive certain past defaults under the applicable indenture with respect to that series and its consequences. The trustee may refuse to follow those directions in some circumstances.

If an Event of Default occurs and is continuing regarding a series of debt securities, the applicable trustee may use any sums that it holds under the relevant indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of that series.

Before any holder of any series of debt securities may institute an action for any remedy under the applicable indenture, except payment on such holder’s debt security when past due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the trustee indemnity reasonably satisfactory to it against costs, expenses and liabilities incurred by the trustee for taking such action.

“Street Name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the applicable trustee and to make or cancel a declaration of acceleration.

We will furnish every year to the trustee under each indenture a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with that indenture and the debt securities offered pursuant to that indenture, or else specifying any default.

An Event of Default regarding one series of debt securities issued under an indenture is not necessarily an Event of Default regarding any other series of debt securities issued under that indenture or otherwise.

Satisfaction and Discharge; Defeasance and Covenant Defeasance

The following discussion of satisfaction and discharge, defeasance and covenant defeasance will be applicable to a series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the applicable prospectus supplement.

Satisfaction and Discharge. Each indenture will be satisfied and discharged with respect to a particular series of debt securities issued under that indenture if:

•	we deliver to the trustee all debt securities of that series then outstanding for cancellation; or
•	all debt securities of that series not delivered to the trustee for cancellation (i) have become due and payable, (ii) are to become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee, and, in any such case, we irrevocably deposit with the trustee, in trust for such purpose, money or certain U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of and premium, if any, and interest on such debt securities to the date of maturity, redemption or deposit (in the case of debt securities that have become due and payable), provided that in either case we have paid all other sums payable under that indenture. In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Defeasance and Covenant Defeasance. The existing indenture provides, and any other indenture will provide, if such provision is made applicable to the debt securities of a series issued under that indenture, that, upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money or certain U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the case of U.S. government obligations, in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of (and premium, if any) and interest on such debt securities, on the scheduled due dates:

•	we may elect either:
•	to defease and be discharged from any and all obligations with respect to any debt securities of such series (except for the obligations, among others, to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust) (“defeasance”); or
•	to be released from our obligations with respect to the restrictions described above under “— Restrictive Covenants,” together with additional covenants that may be included for a particular series; and
•	the Events of Default described in the third, fourth and sixth bullets under “— Events of Default,” shall not be Events of Default under that indenture with respect to such series (“covenant defeasance”).

In the case of defeasance, the holders of such debt securities are entitled to receive payments in respect of such debt securities solely from such trust. In the case of defeasance or covenant defeasance, a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of the debt securities affected thereby will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance described above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the applicable indenture. We also will deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or covenant defeasance, as the case may be, have been complied with.

Modification and Waiver

The existing indenture contains, and any other indenture may contain, provisions permitting us and the trustee to modify that indenture or enter into or modify any supplemental indenture without the consent of the holders of the debt securities of a particular series in regard to matters as will not adversely affect the interests of the holders of the debt securities of that series, including the following:

•	to cure any ambiguity, omission, defect or inconsistency as evidenced in an officers’ certificate;
•	to provide for the assumption of our obligations under the applicable indenture by a successor or transferee upon any permitted merger, consolidation or asset transfer;
•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to provide any security for or guarantees of the securities issued under the applicable indenture or for the addition of an additional obligor on the securities issued under the applicable indenture;
•	to comply with any requirement to effect or maintain the qualification of the applicable indenture under the Trust Indenture Act of 1939, as amended, if applicable;
•	to add covenants that would benefit the holders of debt securities of the applicable series or to surrender any rights we have under the applicable indenture;
•	to change or eliminate any of the provisions of the applicable indenture, provided that any such change or elimination is not effective with respect to any outstanding debt securities of any series created prior to the execution of the applicable supplemental indenture which is entitled to the benefit of such provision;
•	to provide for the issuance of and establish forms and terms and conditions of a new series of debt securities to be issued under the applicable indenture;
•	to facilitate the defeasance and discharge of the debt securities of any series otherwise in accordance with the existing terms of the applicable indenture; provided that any such action does not adversely affect the rights of any holder of outstanding debt securities of any series in any material respect;
•	to issue additional debt securities of any series of debt securities issued under the applicable indenture, provided that such additional debt securities have the same terms as, and are deemed part of the same series as, the applicable series to the extent required under the applicable indenture; and provided further that if the additional debt securities are not fungible with such existing series of debt securities for United States federal income tax purposes, the additional debt securities will have a separate CUSIP number;
•	to evidence and provide for the acceptance of and appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the applicable indenture as necessary to provide for or facilitate the administration of the trust by more than one trustee;
•	to add additional events of default with respect to any series of debt securities issued under that indenture;
•	to make any change that does not adversely affect any outstanding debt securities in any material respect; and
•	to add guarantees with respect to any series of debt securities issued under that indenture or confirm and evidence the release, termination or discharge of any guarantee with respect to any series of debt securities issued under that indenture to the extent that such release, termination or discharge is permitted under the terms the applicable indenture and any applicable supplemental indenture.

We and the trustee under an indenture may otherwise modify that indenture or any supplemental indenture relating to that indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of debt securities affected thereby at the time outstanding, except that no such modifications shall, without the consent of the holder of each debt security affected thereby:

•	reduce the percentage in principal amount of the debt securities of that series, the consent of whose holders is required for any amendment, supplement or waiver;
•	reduce the rate of or change the time for payment of interest on debt securities of that series;
•	reduce the principal of the debt securities of that series or change the stated maturity of the debt securities of that series;
•	reduce any premium payable on the redemption of the debt securities of that series or change the time at which the debt securities of that series may or must be redeemed or alter or waive any of the provisions with respect to the redemption of the debt securities of that series;

•	make payments on the debt securities of that series payable in currency other than as originally stated in such debt securities;
•	impair the holders’ right to institute suit for the enforcement of any payment on the debt securities of that series; or
•	waive a continuing default or event of default regarding any payment on the debt securities of that series.

With respect to any vote of holders of a series of debt securities, we will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the applicable indenture.

“Street Name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or debt securities or request a waiver.

Subordinated Debt Securities

Although the existing indenture and the forms of senior indenture and subordinated indenture filed as exhibits to the registration statement of which this prospectus is a part are generally similar and many of the provisions discussed above pertain to both senior and subordinated debt securities, there are certain substantive differences between the senior debt securities and subordinated debt securities that we may offer pursuant to this prospectus. This section discusses some of those differences.

Subordination. Subordinated debt securities will be subordinate in right of payment to all senior indebtedness. “Senior indebtedness” is defined to mean, among other things, the principal, premium (if any) and unpaid interest on all present and future (i) indebtedness of the Company for borrowed money (including indebtedness of others guaranteed by us), unless, in any case, in the instrument creating or evidencing any such indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not senior in right of payment to the subordinated debt securities or it is expressly provided that such obligation is subordinated to other of our indebtedness and obligations.

Terms of Subordinated Debt Securities May Contain Conversion or Exchange Provisions. The applicable prospectus supplement for a particular series of subordinated debt securities will describe the specific terms discussed above that apply to the subordinated debt securities being offered thereby as well as any applicable conversion or exchange provisions.

Modification of an Indenture Relating to Subordinated Debt Securities. Each subordinated indenture may be modified by us and the trustee without the consent of the holders of the subordinated debt securities for one or more of the purposes discussed above under “— Modification and Waiver.” We and the trustee may also modify each subordinated indenture to make provision with respect to any conversion or exchange rights for a given issue of subordinated debt securities.

“Street Name” and Other Indirect Holders

Investors who hold securities in accounts at banks or brokers generally will not be recognized by us as legal holders of debt securities. This is called holding in “Street Name.” Instead, we would recognize only the bank or broker, or the financial institution that the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold debt securities in “Street Name,” you should check with your own institution to find out:

•	how it handles payments and notices;
•	whether it imposes fees or charges;
•	how it would handle voting, if applicable;
•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder, as described below; and

•	if applicable, how it would pursue rights under your debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of each trustee under the indentures and those of any third parties employed by us or the trustee under each of the indentures, run or will run, as the case may be, only to persons who are registered as holders of debt securities issued under the applicable indenture. As noted above, we and the trustee do not have obligations to you if you hold in “Street Name” or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities, as described below. For example, once we make payment to the registered holder, we and the trustee have no further responsibility for the payment, even if that holder is legally required to pass the payment along to you as a “Street Name” customer but does not do so.

Global Securities

What is a Global Security? A global security is a special type of indirectly held debt security as described above under “— ‘Street Name’ and Other Indirect Holders.” If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only hold the debt securities in “Street Name.” We would do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the “depositary.” Any person wishing to own a debt security issued in the form of a global security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The applicable prospectus supplement will indicate whether a series of debt securities will be issued only in the form of global securities and, if so, will describe the specific terms of the arrangement with the depositary.

Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

An investor should be aware that if a series of debt securities is issued only in the form of global securities:

•	the investor cannot have debt securities of that series registered in his or her own name;
•	the investor cannot receive physical certificates for his or her interest in the debt securities of that series;
•	the investor will be a “Street Name” holder and must look to his or her own bank or broker for payments on the debt securities of that series and protection of his or her legal rights relating to the debt securities of that series, as described under “— ‘Street Name’ and Other Indirect Holders”;
•	the investor may not be able to sell interests in the debt securities of that series to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates; and
•	the depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the global security. Neither we nor the applicable trustee have or will have any responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. Also, neither we nor the applicable trustee do or will supervise the depositary in any way.

Special Situations When the Global Security Will be Terminated. In limited special situations, a global security will terminate, and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in “Street Name” will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in debt securities transferred to their own name so that they will be direct holders. The rights of “Street Name” investors and direct holders in debt securities have been previously described in subsections entitled “— ‘Street Name’ and Other Indirect Holders” and “— Direct Holders.”

The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary, and we do not appoint a successor depositary;
•	when an Event of Default on the applicable series of debt securities has occurred and has not been cured; and
•	at any time if we decide to terminate a global security.

The applicable prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, only the depositary is responsible for deciding the names of the institutions that will be the initial direct holders.

Form, Exchange, Registration and Transfer

Unless we inform you otherwise in an applicable prospectus supplement, we will issue the debt securities offered pursuant to this prospectus in registered form, without interest coupons, and only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not charge a service charge for any registration of transfer or exchange of the debt securities offered pursuant to this prospectus. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Debt securities of any series will be exchangeable for other debt securities of the same series, in the same total principal amount and the same terms but in different authorized denominations in accordance with the terms of the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We will appoint the trustee under the applicable indenture as security registrar for the debt securities issued under that indenture. If a prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment with respect to debt securities we may offer under any of the indentures. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption of debt securities offered under this prospectus, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in the applicable prospectus supplement:

•	payments on a series of debt securities will be made in U.S. dollars by check mailed to the holder’s registered address or, with respect to global securities, by wire transfer;
•	we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment; and

•	the trustee under the applicable indenture will be designated as our paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities under the applicable indenture that remain unclaimed for two years after the date when the payment was due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

DESCRIPTION OF CAPITAL SECURITIES

Common Stock

We may issue, either separately or together with other securities, including as a part of units, shares of our common stock. Shares of common stock issued as part of units may be attached to or separate from any other securities part of those units. Under our Restated Articles of Incorporation, as amended to date (our “Restated Articles of Incorporation”), we are authorized to issue up to 200,000,000 shares of our common stock, par value $.01 per share. As of June 30, 2017, we had 95,984,443 shares of common stock issued and outstanding and had reserved 3,101,321 additional shares of common stock for issuance under our stock compensation plans.

The applicable prospectus supplement relating to an offering of common stock or other securities convertible or exchangeable for, or exercisable into, common stock, or the settlement of which may result in the issuance of common stock, will describe the relevant terms, including the number of shares offered, any initial offering price and market price and dividend information, as well as, if applicable, information on other related securities.

The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following:

•	the Delaware General Corporation Law, as it may be amended from time to time;
•	our Restated Articles of Incorporation, as they may be amended or restated from time to time; and
•	our Amended By-Laws (our “By-Laws”), as they may be amended or restated from time to time.

Dividends. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment subject to the rights of holders of our preferred stock.

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. There are no cumulative voting rights associated with our common stock.

Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of our outstanding preferred stock have received their liquidation preferences in full.

Miscellaneous. The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. There are no sinking fund provisions applicable to the common stock. Shares of common stock are not convertible into shares of any other class of capital stock. Wells Fargo Shareowner Services is the transfer agent and registrar for the common stock.

Stock Exchange Listing. Our common stock is listed on the New York Stock Exchange and trades under the symbol “WAB.”

Preferred Stock

We may elect to issue shares of our preferred stock from time to time, as described in the applicable prospectus supplement relating to any offering of preferred stock pursuant to this prospectus. We may issue shares of preferred stock separately or as a part of units, and any such shares issued as part of units may be attached to or separate from any other securities part of those units. Shares of our preferred stock may have dividend, redemption, voting and liquidation rights taking priority over our common stock, and shares of our preferred stock may be convertible into our common stock.

Our Restated Articles of Incorporation expressly authorize our Board of Directors, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock in one or more series from time to time. In addition, our Board of Directors is authorized to establish from time to time the number of shares to be included in each series of preferred stock and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each series of preferred stock. The authority of our Board of Directors with respect to each series includes, without limitation, determination of the following:

•	the number of shares constituting that series and the distinctive designation of that series;
•	the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, the declaration and payment dates and the payment preference, if any, to dividends payable on any other class or classes or series of stock;
•	whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms thereof;
•	whether that series shall have conversion or exchange privileges, and, if so, the terms and conditions thereof;
•	whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions thereof;
•	whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts thereof;
•	the right of the shares of that series to the benefit of conditions and restrictions upon (i) the creation of indebtedness of Wabtec or any subsidiary; (ii) the issue of any additional stock (including additional shares of such series or of any other series); and (iii) the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by Wabtec or any subsidiary of, any outstanding stock of Wabtec;
•	the right of the shares of that series in the event of any voluntary or involuntary liquidation, dissolution or winding up of Wabtec and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and
•	any other relative, participating, option or other special rights, qualifications, limitations or restrictions of that series.

Our Restated Articles of Incorporation authorize our Board of Directors, without further stockholder action, to provide for the issuance of up to 1,000,000 shares of preferred stock, in one or more series. As of the date of this prospectus, no shares of preferred stock have been issued.

Special Charter Provisions. Our Restated Articles of Incorporation and our By-Laws contain various provisions that may discourage or delay attempts to gain control of Wabtec. For example:

•	our Board of Directors is classified into three classes, with one class elected each year to serve a three-year term;
•	our By-Laws require the Nominating and Corporate Governance Committee to nominate (a) William E. Kassling (so long as Mr. Kassling is able and willing to serve and members of his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of common stock of Wabtec beneficially owned by Mr. Kassling immediately after the closing of the stock purchase transaction governed by the stock purchase agreement dated as of March 5, 1997 and described in the Current Report on Form 8-K filed by Wabtec on April 11, 1997) and (b) Emilio A. Fernandez (so long as Mr. Fernandez is able and willing to serve and Mr. Fernandez and his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of common stock of Wabtec delivered by the Corporation pursuant to that certain Asset Purchase Agreement dated as of January 23, 1995 by and among Wabtec, Pulse Acquisition Corporation, Pulse Electronics, Incorporated and Pulse Embedded Computer Systems, Inc., which was filed as an exhibit to Wabtec’s Registration Statement on Form S-1 (Registration No. 33-90866));
•	except as otherwise provided by applicable law, our Restated Articles of Incorporation or our By-Laws, our By-Laws may be altered, amended or repealed by the stockholders at any annual or special meeting or by action of the Board of Directors;

•	special meetings of the stockholders may be called at any time by the Chairman of our Board, the Chief Executive Officer, a majority of our Board of Directors or stockholders owning not less than 25% of the capital stock of our issued and outstanding capital stock entitled to vote and may not be called by any other person or persons or in any other manner; and
•	stockholders must provide advance notice if they wish to submit a proposal or nominate candidates for director at our annual meeting of stockholders.

Other Contractual Provisions

Other contracts to which we are party also contain provisions that may discourage or delay attempts to gain control of Wabtec. For example, pursuant to the terms of a shareholders agreement entered into in connection with our acquisition of Faiveley Transport, two of our directors, Erwan Faiveley and Philippe Alfroid, who were designated by the Faiveley shareholders, were appointed to our Board of Directors upon completion of our acquisition of Faiveley Transport and will continue to be nominated to our Board of Directors so long as the former Faiveley shareholders beneficially own a certain percentage of our outstanding common stock. In addition, pursuant to the terms of that shareholders agreement, Stéphane Rambaud-Measson initially was appointed as an observer to our Board of Directors in November 2016. Mr. Rambaud-Measson was appointed to our Board of Directors in May 2017 in accordance with the terms of his employment agreement with us. Copies of the shareholders agreement and the employment agreement with Mr. Rambaud-Measson described above are exhibits to documents incorporated by reference into this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of those agreements.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement a description of any warrants, depositary shares, purchase contracts or units that may be offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer the offered securities in one or more of the following ways, or any other way set forth in an applicable prospectus supplement from time to time:

•	to or through underwriting syndicates represented by managing underwriters;
•	through one or more underwriters without a syndicate for them to offer and sell to the public;
•	through dealers or agents;
•	to investors directly in negotiated sales or in competitively bid transactions; or
•	to holders of other securities in connection with acquisitions.

The prospectus supplement for each series of securities we sell will describe the offering, including:

•	the name or names of any underwriters;
•	the purchase price and the proceeds to us from that sale;
•	any underwriting discounts and other items constituting underwriters’ compensation;
•	any commissions paid to agents;
•	the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in a sale, we will execute an underwriting agreement with them regarding those securities. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions, and the underwriters must purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement may be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent. Any initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the applicable prospectus supplement will state that this is the case and will describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

In connection with underwritten offerings of the securities, the underwriters may engage in over-allotment transactions, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act, as follows:

•	Over-allotment transactions involve sales in excess of the offering size, which create a short position for the underwriters.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the securities originally sold by that broker/dealer are repurchased in a covering transaction to cover short positions.

These over-allotment transactions, stabilizing transactions, covering transactions and penalty bids may cause the price of the securities to be higher than it otherwise would be in the absence of these transactions. If these transactions occur, they may be discontinued at any time.

Agents

We also may sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the applicable prospectus supplement.

Direct Sales

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

In addition, debt securities described in this prospectus may be issued upon the exercise of warrants or the settlement of purchase contracts or units.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments that these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities we offer may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

LEGAL MATTERS

Unless indicated otherwise in an applicable prospectus supplement, the validity of the issuance of the offered securities will be passed upon for us by K&L Gates LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements of Westinghouse Air Brake Technologies Corporation and subsidiaries appearing in Westinghouse Air Brake Technologies Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2016 (including the schedule appearing therein), and the effectiveness of Westinghouse Technologies Corporation’s internal control over financial reporting as of December 31, 2016 (excluding the internal control over financial reporting of Workhorse Rail LLC (“Workhorse”), Faiveley Transport S.A. (“Faiveley”), Precision Turbo & Engine (“Precision Turbo”), Unitrac Railroad Materials (“Unitrac”), and Gerken Group SA (“Gerken”), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the consolidated financial statements for year 2016 is based in part on the report of PricewaterhouseCoopers Audit, independent registered public accounting firm and which as to the report on the effectiveness of Westinghouse Air Brake Technologies Corporation’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Workhorse, Faiveley, Precision Turbo, Unitrac, and Gerken from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference, Such financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The audited financial statements of Faiveley Transport S.A. as of December 31, 2016 and November 30, 2016, and the results of operations and cash flows for the period from November 30, 2016 to December 31, 2016, not separately incorporated by reference in this offering memorandum, have been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, whose report thereon is incorporated by reference herein. The audited financial statements of Westinghouse Air Brake Technologies Corporation to the extent they relate to Faiveley Transport S.A. have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Faiveley Transport S.A. included in Exhibit 99.1 of Westinghouse Air Brake Technologies Corporation’s Form 8-K/A dated February 14, 2017 have been incorporated in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

$500,000,000 Floating Rate Senior Notes due 2021

$750,000,000 4.150% Senior Notes due 2024

$1,250,000,000 4.700% Senior Notes due 2028

PROSPECTUS SUPPLEMENT

September 12, 2018

Joint Book-Running Managers

Goldman Sachs & Co. LLC
BofA Merrill Lynch
J.P. Morgan
PNC Capital Markets LLC

Senior Co-Managers

HSBC
TD Securities
BB&T Capital Markets
Citigroup
Credit Agricole CIB
SOCIETE GENERALE
BNP PARIBAS
Citizens Capital Markets
MUFG
Scotiabank
US Bancorp
Wells Fargo Securities

Co-Manager

Huntington Capital Markets